Form 20-F
period 2010-06-30
Ontario Solar Energy Corp
filed 2011-08-29
CIK 1485541

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________________
FORM 20-F
[ ]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED ________________

[X]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM DECEMBER 31, 2009 TO JUNE 30, 2010

333-165163
(Commission File Number)

ONTARIO SOLAR ENERGY CORPORATION
(Exact name of registrant as specified in its charter)

255 Duncan Mill Road, Suite 203
Province of Ontario, Canada	Toronto, Ontario, Canada M3B 3H9
(Jurisdiction of incorporation or organization)	(Address of principal executive offices)

Oliver Xing, President
255 Duncan Mill Road, Suite 203
Toronto, Ontario, Canada M3B 3H9
(416) 510-2991
(Name, telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered pursuant to Section 12(g) of the Act:	Securities registered pursuant to section 15(d) of the Act:
NONE	COMMON STOCK

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report as of August 25, 2011_______________.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   YES [   ]   NO [X]

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.   YES [   ]   NO [X]

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file reports), and (2) has been subject to such filing requirements for the past 90 days.   YES [   ]   NO [X]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). YES [   ]   NO [X]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.  See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer	[ ]	Accelerated Filer	[ ]
Non-accelerated Filer	[X]

Indicate by check mark which basis of account the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP			[X]
International Reporting Standards as issued by the International Accounting Standards Board			[ ]
Other			[ ]
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
Item 17	[ ]	Item 18	[ ]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act.
YES [   ]   NO [X]

FORWARD LOOKING STATEMENTS

Ontario Solar Energy Corporation, or the Company, desires to take advantage of the safe harbour provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbour legislation. This document and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. The words ‘‘believe’’, ‘‘expect’’, ‘‘anticipate’’, ‘‘intends’’, ‘‘estimate’’, ‘‘forecast’’, ‘‘project’’, ‘‘plan’’, ‘‘potential’’, ‘‘will’’, ‘‘may’’, ‘‘should’’, ‘‘expect’’ and similar expressions identify forward-looking statements.  Please note in this annual report, ‘‘we’’, ‘‘us’’, ‘‘our’’, ‘‘the Company’’, all refer to the Company.

The forward-looking statements in this document are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors and matters discussed elsewhere herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies, fluctuations in currencies and interest rates, general market conditions, changes in the Company’s operating expenses, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission.

PART I

ITEM 1.               IDENTITY OF DIRECTORS, SENIOR MANAGEMNET AND ADVISERS

Not applicable.

ITEM 2.               OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.               KEY INFORMATION

A.        Selected financial data.

The following selected financial data for the year ended June 30, 2010 is derived from our audited financial statements.  The selected financial data, as well as the financial statements and accompanying notes, are prepared in accordance with accounting principles generally accepted in the United States.  The Registrant presents its financial statements in United States dollars.  All dollar amounts in this Form 20-F are in United States dollars, except where otherwise indicated. You should read the following selected financial data with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and accompanying notes and other financial information included elsewhere in this annual report.

From inception September 3, 2009 to June 30, 2010

Revenue	$-
Operating expenses	123,185
Net Income (loss)	(123,185)

Income (loss) per share – basic	$(0.02)
Income (loss) per share – diluted	$(0.02)

Weighted average number of shares outstanding	7,151,077

June 30, 2010
Balance Sheet Data

Cash and cash equivalent	$293,865
Total current assets	294,222
Total assets	294,222
Total current liabilities	3,358
Total liabilities	3,358
Total accumulated deficits	(123,185)
Total shareholders’ equity	290,864

B.        Capitalization and indebtedness.

Not applicable.

C.        Reasons for the Offer and Use of Proceeds.

Not applicable.

D.        Risks Factors.

The risks described below are not the only ones we face.  Additional risks that generally apply to publicly traded companies, that are not yet identified or that are currently perceived as immaterial, may also impair our business operations.  Our business, operating results and financial condition could be adversely affected by any of the following risks.  You should refer to the other information set forth in this document, including our financial statements and the related notes.

This annual report also contains certain forward-looking statements that involve risks and uncertainties. These statements relate to our future plans, objectives, expectations and intentions.  These statements may be identified by the use of words such as “expects,” “anticipates,” “intends,” “plans” and similar expressions. Our actual results could differ materially from those discussed in these statements. Factors that could contribute to such differences include, but are not limited to, those discussed below and elsewhere in this annual report.

RISK FACTORS RELATED TO OUR BUSINESS

We have a limited operating history so it may be difficult for you to evaluate our business and its future prospects.

It may be difficult to evaluate our business and prospects because we have a limited operating history.  We were incorporated on September 3, 2009 under the laws of the Province of Ontario, Canada.  In our first two years of operations, we focused our business we only have limited revenue and there is no assurance of future revenue generation. Our operation is still in development stage and is susceptible to all risks associated with start-up company. Our ability to achieve and maintain profitability and positive cash flow is dependent upon:

*           our ability to attract clients who will buy our services
*           our ability to generate revenues through the sale of our services

There can be no assurance that we will be able to secure clients and generate revenue.

Our auditor has issued a going concern.

Our auditors have issued a going concern opinion. This means that there is substantial doubt that we will be an ongoing business for the next twelve months. Our cumulative loss since inception September 3, 2009 to June 30, 2010 is $123,185 and will require sufficient financing to continue our business.

Because our sole officer and director will only be devoting limited time to our operations, our operations may be sporadic which may result in periodic interruptions or suspensions of operations. This activity could prevent us from attracting purveyors and clients and result in a lack of revenues that may cause us to suspend or cease operations.

Our sole officer and director, Oliver Xing, will only be devoting limited time to our operations. Oliver Xing will be devoting approximately 15 hours per week of his time to our operations. Because our sole officer and director will only be devoting limited time to our operations, our operations may be sporadic and occur at times which are convenient to him. As a result, operations may be periodically interrupted or suspended which could result in a lack of revenues and a possible cessation of operations.

Because our management does not have technical training or experience in consulting services related to solar energy, we may have to hire qualified personnel. If we can’t locate qualified personnel, we may have to suspend or cease operations which will result in the loss of your investment.

Because our sole officer and director inexperienced with providing consulting services related to solar energy, we may have to hire qualified persons to assist him with our consulting services.  Our sole officer and director has no direct formal training or experience in this area and as a result may not be fully aware of many of the specific requirements related to working within the industry. Management’s decisions and choices may not take into account standard engineering or managerial approaches companies commonly use. Consequently our operations, earnings and ultimate financial success could suffer irreparable harm due to management’s lack of experience in this industry.  As a result we may have to suspend or cease operations which will result in the loss of your investment.

If Oliver Xing, our sole officer and director, should resign or die, we will not have a chief executive officer which could result in our operations suspending. If that should occur, you could lose your investment.

Oliver Xing is our sole officer and director. We are extremely dependent upon him to conduct our operations. If he should resign or die we will not have a chief executive officer. If that should occur, until we find another person to act as our chief executive officer, our operations could be suspended. In that event it is possible you could lose your entire investment.

We may not be able to compete with others in the solar energy consulting field and as a result may have to suspend or cease operations.

We are small and have not yet begun material operations.  As a result we may not be able to compete with other providers of solar energy consulting services.  If we are unable to compete with other providers of solar energy, we may have to suspend or cease operations - and in that event it is possible you could lose your entire investment.

Changing energy laws in the future could be adverse to our operations and could result in our operations terminating.

In the future, energy laws relating to solar energy could change and as a result, we may have to cease operations.

We may be unable to retain the services of third-party contractors to install solar equipment.  If this should occur and source of potential income to us could curtailed.

Part of the services we provide is contracting with third parties to install solar equipment.  If we are unable to retain third parties to install the solar equipment, we will lose a source of income from our operations which will have an adverse affect on our business operations.

We do not have any policies or procedures for review, approval, or ratification of related party transactions.  As a result we may not be able to determine if related party transactions will be more or less favourable to us as could be obtained from unrelated third parties.

We do not have any policies or procedures for review, approval, or ratification of related party transactions.  As a result, we have no procedures to determine if a related party transaction is more or less favourable to us as could be obtained from an unrelated third party.  Accordingly, when we enter into a related party transaction, it could be on terms less favourable to us as could be obtained from independent third parties.

Because Oliver Xing, our sole shareholder will control more than 73.65% of the outstanding shares, he will retain control of us and be able to decide who will be directors and you may not be able to elect any directors which could decrease the price and marketability of the shares.

Oliver Xing still own 10,000,000 shares of our common stock and will continue to control us. As a result, Oliver Xing will be able to elect all of our directors and control our operations, which could decrease the price and marketability of the shares.

Because there is no public trading market for our common stock, you may not be able to resell your stock.

There is currently no public trading market for our common stock. Therefore there is no central place, such as stock exchange or electronic trading system, to resell your shares. If you do want to resell your shares, you will have to locate a buyer and negotiate your own sale.

Because the SEC imposes additional sales practice requirements on brokers who deal in our shares that are penny stocks, some brokers may be unwilling to trade them. This means that you may have difficulty reselling your shares and this may cause the price of the shares to decline.

Our shares would be classified as penny stocks and are covered by Section 15(g) of the Securities Exchange Act of 1934 and the rules promulgated there under which impose additional sales practice requirements on brokers/dealers who sell our securities in this offering or in the aftermarket. For sales of our securities, the broker/dealer must make a special suitability determination and receive from you a written agreement prior to making a sale for you. Because of the imposition of the foregoing additional sales practices, it is possible that brokers will not want to make a market in our shares. This could prevent you from reselling your shares and may cause the price of the shares to decline.

Since we are a Canadian company and all of our assets officers, directors and auditor are located in Canada, you may not be able to enforce any United States judgment for claims you may bring against us.

We have been organized under the laws of the Province of Ontario, Canada.  All of our assets are located outside the United States. In addition, our sole officer and director and our auditor are residents of Canada.  While a cross boarder treatise exists between the United States and Canada relating to the enforcement of foreign judgments, the process of such is cumbersome and in some cases has prevented the enforcement of judgments.  As a result, while actions may be brought in Canada, it may be impossible for you to affect service of process within the United States upon us or these persons or to enforce against us or these persons any judgments in civil and commercial matters, including judgments under United States federal securities laws. In addition, a Canadian court may not permit you to bring an original action in Canada or to enforce in Canada a judgment of a U.S. court based upon civil liability provisions of U.S. federal securities laws.

Our operating results may be impacted by foreign exchange rates.

Substantially all of our revenue is expected to be earned in Canadian dollars.  A significant portion of our expenses is incurred in Canadian dollars.  Changes in the value of the Canadian dollar relative to the U.S. dollar may result in currency translation gains and losses and could adversely affect our operating results.  To date, foreign currency exposure has been minimal.  However, in the future we may consider hedging all or a significant portion of our annual estimated Canadian dollar expenses to minimize our Canadian dollar exposure.

RISK FACTORS RELATED TO OWNING OUR STOCK

Control by existing shareholder, anti-takeover effects

As of June 30, 2011, Oliver Xing, our President and Chief Executive Officer and director, personally and indirectly through his spouse, beneficially owned approximately 10,000,000 shares or 86.62 % of our outstanding common shares.  As a result, Mr. Xing can exert substantial influence over us and influence most matters requiring shareholder approval, including the election of directors, and thereby exercise significant control over our affairs.  The voting power of Mr. Xing under certain circumstances could have the effect of delaying or preventing a change in our control, the effect of which may be to deprive you of a control premium that might otherwise be realized in connection with our acquisition.

No Established Public Trading Market

At present our shares has not commenced trading yet, and there is no assurance that a significant trading market will develop, or if developed, that such market will be sustained.

Possible Volatility Of Stock Price

Many factors could affect the market price of our common shares.  These factors include but are not limited to:

•	Variations in our operating results;
•	Variations in industry growth rate;
•	Changes in government policies regarding solar energy legislations, administrative policies;
•	Adjustments by governments or its agencies in Feed-in-tariff rate for solar energy in Ontario;
•	General economic conditions in the markets;
•	Change in market sentiments about renewable energy and etc.

Our common stock trades in the over-the-counter market on the OTCQB.  As a result, an investor may find it more difficult to dispose of, or to obtain accurate quotations as to the value of, our common stock. Because our common stock is subject to federal securities rules affecting penny stock, the market liquidity for our common stock may be adversely affected.

Our common stock could become subject to additional sales practice requirements for low priced securities. Our common stock could become subject to Rule 15g-9 under the Securities Exchange Act of 1934, which imposes additional sales practice requirements on broker-dealers that sell our shares of common stock to persons other than established customers and "accredited investors" or individuals with net worth in excess of $1,000,000 or annual incomes exceeding $200,000 or $300,000 together with their spouses.

Rule 15g-9 requires a broker-dealer to make a special suitability determination for the purchaser and have received the purchaser's written consent to the transaction prior to sale. Consequently, the rule may affect the ability of broker-dealers to sell our securities and may affect the ability of our shareholders to sell any of our securities in the secondary market; generally define a "penny stock" to be any non-Nasdaq equity security that has a market price less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions; requires broker dealers to deliver, prior to a transaction in a penny stock, a risk disclosure document relating to the penny stock market.

Disclosure is also required to be made about compensation payable to both the broker-dealer and the registered representative and current quotations for the securities. In addition, the rule requires that broker dealers deliver to customers monthly statements that disclose recent price information for the penny stock held in the account and information on the limited market in penny stocks.

ITEM 4.               INFORMATION ON THE COMPANY

A.        History and Development of the Company.

The Company was incorporated under the laws of the Province of Ontario, Canada on September 3, 2009. The Company is in the development stage as defined under the Financial Accounting Standards Board (“FASB”) codification 915 “Development Stage Entities” and it intends to commence business operations by providing consulting services to solar energy developers in Ontario, Canada. The Company has not generated any revenue for the period of September 3, 2009 to June 30, 2010. Management believes the Company’s operations are subject to all risks inherent in the establishment of a new business enterprise because its revenue is still an immaterial amount and there is no assurance that future revenue will be generated. The Solar energy consulting business is highly competitive.

B.        Business Overview.

We were incorporated in the Province of Ontario, Canada on September 3, 2009. We intend to continue to provide consulting services to corporations which will assist them with the development of their solar projects.  We maintain our statutory registered agent’s office and our business office is located at 255 Duncan Mill Road, Suite 203, Toronto, Ontario M3B 3H9.  Our telephone number is (416) 510-2991.

We have no plans to change our planned business activities or to combine with another business, and we are not aware of any events or circumstances that might cause these plans to change. We are a development stage company and our plan of operation is prospective and there is no assurance that we will begin profitable operations.

We intend to promote our services primarily in Canada, in the Province of Ontario and in the United States, primarily the north eastern states.

Background

Electric power is used to operate businesses, industries, homes, offices and provides the power for our communications, entertainment, transportation and medical needs. As our energy supply and distribution mix changes, electricity is likely to be used more for local transportation (electric vehicles) and space/water heating needs.

Due to continuously increasing energy demands, we believe the electric power industry faces the following challenges:

*
Limited Energy Supplies. The primary fuels that have supplied this industry, fossil fuels in the form of oil, coal and natural gas, are limited. Worldwide demand is increasing at a time that industry experts have concluded that supply is limited. Therefore, the increased demand will probably result in increased prices, making it more likely that long-term average costs for electricity will continue to increase.

*
Generation, Transmission and Distribution Infrastructure Costs. Historically, electricity has been generated in centralized power plants transmitted over high voltage lines, and distributed locally through lower voltage transmission lines and transformer equipment. As electricity needs increase, these systems will need to be expanded. Without further investments in this infrastructure, the likelihood of power shortages (“brownouts” and “blackouts”) may increase.

*
Stability of Suppliers. Since many of the major countries who supply fossil fuel are located in unstable regions of the world, purchasing oil and natural gas from these countries may increase the risk of supply shortages and cost increases.

*
Environmental Concerns and Climate Change. Concerns about global warming and greenhouse gas emissions has resulted in the Kyoto Protocol various states enacting stricter emissions control laws and utilities in several states being required to comply with Renewable Portfolio Standards, which require the purchase of a certain amount of power from renewable sources.

Solar energy is the underlying energy source for renewable fuel sources, including biomass fuels and hydroelectric energy. Biomass fuel is a renewable energy source comprised of biological material derived from living, or recently living organisms, such as wood, waste, (hydrogen) gas, and alcohol fuels. By extracting energy directly from the sun and converting it into an immediately usable form, either as heat or electricity, intermediate steps are eliminated. We believe, in this sense, solar energy is one of the most direct and unlimited energy sources.

Solar energy can be converted into usable forms of energy either through the photovoltaic effect (generating electricity from photons) or by generating heat (solar thermal energy). Solar thermal systems include traditional domestic hot water collectors (DHW), swimming pool collectors, and high temperature thermal collectors (used to generate electricity in central generating systems). DHW thermal systems are typically distributed on rooftops so that they generate heat for the building on which they are situated. High temperature thermal collectors typically use concentrating mirror systems and are typically located in remote sites.

Solar Power Benefits

The direct conversion of light into energy offers the following benefits compared to conventional energy sources:

*
Economic — Once a solar power system is installed, the cost of generating electricity is fixed over the lifespan of the system. There are no risks that fuel prices will escalate or fuel shortages will develop. In addition, cash paybacks for systems range from 5 to 25 years, depending on the level of state and federal incentives, electric rates, annualized sun intensity; and installation costs. Solar power systems at customer sites generally qualify for net metering to offset a customer’s highest electric rate tiers, at the retail, as opposed to the wholesale, electric rate.  Solar energy does not have any tiered rates. Utility companies sell electricity at tiered rates depending on the amount of electricity you use. You pay a different rate in each tier, the more electricity you use, the more you are charged per unit of electricity. The baseline rate is the lowest rate charged; as you use more electricity the rate charged increases. The unit of electricity you are charged for is the Kilowatt-Hour (kWh). By charging different rates for energy usage, the utility company is attempting to reward conservation by charging a lot more if you use higher amounts of energy; how nice of them. The less energy you use, the less per kWh you pay.

*
Convenience — Solar power systems can be installed on a wide range of sites, including small residential roofs, the ground, covered parking structures and large industrial buildings. Solar power systems also have few, if any, moving parts and are generally guaranteed to operate for 25 years resulting, we believe, in low maintenance and operating costs and reliability compared to other forms of power generation.

*
Environmental — We believe solar power systems are one of the most environmentally friendly way of generating electricity. There are no harmful greenhouse gas emissions, no wasted water, no noise, no waste generation and no particulates. Such benefits continue for the life of the system.

*
Security — Producing solar power improves energy security both on an international level (by reducing fossil energy purchases from hostile countries) and a local level (by reducing power strains on local electrical transmission and distribution systems).

*
Infrastructure — Solar power systems can be installed at the site where the power is to be used, thereby reducing electrical transmission and distribution costs. Solar power systems installed and operating at customer sites may also save the cost of construction of additional energy infrastructure including power plants, transmission lines, distribution systems and operating costs.

Our sole officer and director believes that escalating fuel costs, environmental concerns and energy security make it likely that the demand for solar power systems will continue to grow.  He has concluded the foregoing based upon his observations over the last two years.  It does not require any expertise to see that the cost of fuel has risen, environmental concerns have increased, and energy security makes solar energy attractive.  Solar energy is free at the source of the sun and the capture thereof is not taxed anywhere in the world.  The federal government, and several states, have put a variety of incentive programs in place that directly spur the installation of grid-tied solar power systems, so that customers will “purchase” their own power generating system rather than “renting” power from a local utility. These programs include:

*	Rebates — to customers (or to installers) to reduce the initial cost of the solar power system, generally based on the size of the system.

*	Renewable Energy Grants – the federal government will provide grants equal for the development of solar power energy.

*
Tax Credits — federal and state income tax offsets directly reducing ordinary income tax. New York and California currently offer state tax credits. There is currently a 30% federal tax credit for residential and commercial solar power systems. Commercial customers can elect either a 30% cash payment from the federal grant program or the traditional tax credit. Effective from the beginning of 2009, the $2,000 cap on the federal tax credit for residential solar power systems has been removed, and that credit is now uncapped.

*	Accelerated Depreciation — solar power systems installed for businesses (including applicable home offices) are generally eligible for accelerated depreciation.

*	Net Metering — provides a full retail credit for energy generated.

*
Feed-in Tariffs — are additional credits to consumers based on how much energy their solar power system generates. Feed-in Tariffs set at appropriate rates have been successfully used in Europe to accelerate growth.

*	Renewable Portfolio Standards — require utilities to deliver a certain percentage of power generated from renewable energy sources.

*	Renewable Energy Credits (RECs) — are additional credits provided to customers based on the amount of renewable energy they produce.

*
Solar Rights Acts — state laws to prevent unreasonable restrictions on solar power systems. California’s Solar Rights Act has been updated several times in past years to make it easier for customers of all types and in all locations to install a solar power system.

*	PPA’s — Power Purchase Agreements, or agreements between a solar power system purchaser and an electricity user under which electricity is sold/purchased on a long-term basis.

Challenges Facing the Solar Power Industry

We believe the solar power industry faces three key challenges:

*
Improve Customer Economics — In most cases, the cost to customers for electricity produced by a solar power system at the customer’s site is comparable to conventional, utility-generated power. We believe lower equipment (primarily solar panels) and installation costs would reduce the total cost of a system and increase the potential market for solar power.

*
Increase System Performance and Reliability — We believe that a design that incorporates factory assembly of an integrated solar power system versus field assembly provides a more reliable solution. A system with these characteristics will deliver improved system performance and allow the customer to achieve the shortest possible payback.

*
Improve Aesthetics — We believe that customers prefer solar panels that blend into existing roof surfaces with fewer shiny parts, mounted closely to the roof surface and have more of a “skylight” appearance than the traditional rooftop metal framed solar panels raised off the roof.

We will meet the foregoing needs by providing advice to persons desiring to implement the use of solar energy in their home or business.  Solar energy is an integral aspect of the United Nations Climate Change program with regulatory and voluntary initiatives being implemented by countries, states and corporations across the globe.

Throughout the world massive amounts of energy is consumed and as a result generates emits greenhouse gases which than any other country in the world with the exception of the United States. We define the clean energy sector as being comprised of three segments: Alternative Energy resources, Smart Grid technology, and conservation and efficiency.

Our Strategy

We intend to establish a consulting business to provide advice regarding the use of solar energy for in the business environment; assessing property for implementing a solar energy system; and advising customers on the available equipment; and contracting with third parties to install solar equipment.  We do not have any tentative or pending business agreements or business combination transactions.  Further, and again, we have no plans to merge with, be acquired by, or acquire another business.  At the outset, because Mr. Xing does not have experience in the solar energy field, he may have to provide these services through consultation with experienced third parties.  As of the date of this prospectus, we have not contacted any experienced third parties, nor is there any assurance that we will or have to retain third parties.  If we do have to retain third parties we will, in the future, but not now, consider budgeting funds for their retention.  Oliver Xing has experience in general business skills provide the basis for successfully implementing our business plan. However, in the event that Oliver Xing does not believe that he is qualified to provide effective consulting services related to one or more issues, we will hire others to provide such services.

As of the date of this report, we do not have any clientele under long term contract with us and we have only commenced with the provision of management/consulting services in an immaterial magnitude. There is no assurance that clients will be secured and revenue will be generated in the future.

If we cannot generate revenue to fund our business operations, we may have to cease operation and you investment will be lost.

Target Market

Initially, Oliver Xing will promote our services, discussing them with companies that are seeking advice about solar energy.  We also anticipate utilizing several other marketing activities in our attempt to make our services known to corporations and attract clientele. These marketing activities will be designed to inform potential clients about the benefits of using our services and will include the following: development and distribution of marketing literature, direct mail and email, advertising, promotion of our website, and developing industry analyst relations.

We intend to target companies that are seeking to convert to solar energy as a viable alternative energy source.  Worldwide, those companies are readily available as entities seeking Green House Credits since their operations require the acquisition of such credits or mandate a cessation of operations. In addition to our website, we intend to send printed materials to such companies we have identified as possible candidates for our services. We will rely upon Oliver Xing to initiate contacts with companies and attract clientele to us.

In our opinion, the solar energy market is growing at a very fast pace. The market requires new generation, innovative and economical technologies to comply with the emissions reduction and renewable energy legislation being imposed or voluntarily being adopted.

ITEM 4A.             UNRESOLVED STAFF COMMENTS

None.

ITEM 5.               OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.        Operating Results

You should read the following discussion in conjunction with our financial statements and the accompanying notes appearing elsewhere in this annual report.

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles.  Our functional currency is the Canadian dollar.  Our financial statements are reported in United States dollars.

Sources of Revenue

For the period of September 3, 2009, our date of inception, to June 30, 2010 we had $0.00 revenue because we concentrated our effort on organizing the Company, filing registration statements with the Securities and Exchange Commission.

Revenue Recognition

We recognize revenue when services are provided.

Operating Results

The following is management’s discussion and analysis of our financial condition and results of its operations for the period of September 3, 2009, our date of inception, to June 30, 2010.

Revenues

For the year ended June 30, we have no revenue because management efforts were concentrated on organizing the Company, filing and clearing its registration statements with the Securities and Exchange Commission.

Legal fee

Legal fee for the period of September 3, 2009 to June 30, 2010 was $15,000. The fee is for filing and clearing our registration statement with the SEC. There was no legal fee paid for any other reasons.

General and administrative expenses

General and administrative expenses include business travel, expenses of a general nature in up-keeping the Company. For the period of September 3, 2009 to June 30, 2010 the fee was $41,053. The amount was accrued in favour of the President for general corporate developments.

Financial Condition, Liquidity and Capital Resources

At June 30, 2010, the Company had total assets of $294,222 consisting of cash and cash equivalents of $293,865 and value added tax receivable of $357.

Operations used $23,542 for the period from September 3, 2009 to June 30, 2010.

Investing activities used $0.00 for the period of September 3, 2009 to June 30, 2010.

Financing activities provided $317,407 for the period of September 3, 2009 to June 30, 2010 which consists of $3,358 from related party and $314,049 from issuance of common stock.

B.        Liquidity and capital resources

We have financed our operations from our inception to June 30, 2010 from the issuance of equity securities and, to a lesser extent, from non-interest bearing loans from our founder, President and Chief Executive Officer Oliver Xing.

From September 3, 2009 to June 30, 2010, we sold approximately 1,541,666 shares of our common shares through private placements with investors and raised $314,049.  The offering is being conducted pursuant to the exemption provided by Regulation S, under the Securities Act of 1933.

As of June 30, 2010, we had approximately $293,865 of cash and cash equivalents.

To provide working capital for its operations and project development, the Company will need to raise new funds. The Company intends to raise additional capital through the issuance of common shares, through bank loans and through the issuance of related party debt.  In addition, from time to time in the past, Oliver Xing, the President of the Company, personally advanced non-interest-bearing loans to the Company for the day-to-day operations of the Company.  It is contemplated that it will continue to raise capital primarily in private placements through investors.  No assurance, however, can be given that the Company's future capital requirements will be obtained. The Company's access to capital is always dependent upon future financial market conditions, especially those pertaining to early-stage companies. There can be no guarantee that the Company will be successful in obtaining future financing, when necessary, on economically acceptable terms.

For the next year ending June 30, 2011, the Company anticipates that it will pay for its administrative and operational costs from existing working capital, from current revenue stream, if any, and from private placements through investors.  Due to the development nature of our business, the Company believes it is difficult to estimate its development cash needs, but the Company believes it can raise sufficient working capital to cover its operation requirements, however, no assurances can be given that the Company will be able to raise cash from additional financing efforts.  If the Company is unable to obtain sufficient funds from future financing, or from current revenues, the Company’s operation could be materially negatively affected, its operation could be forced into suspension.

C.        Research and development, patents and licenses

We are not involved in any research and development and have no registered patents or licenses For the period of September 3, 2009 to June 30, 2010, the Company did not have any research, development or patent expenses.

D.        Trend information

For the next year, we intend to continue our tight cost control in order to achieve profitability possible.  See Item 5A. “Operating and Financial Review and Prospects - Results of Operation” for additional trend information.

E.        Off-balance sheet arrangements

The Company does not have any off-balance sheet arrangements.

F.        Tabular disclosure of contractual obligations

The Company does not have any contractual obligations of the type required to be disclosed in this section.

G.        Safe Harbor

We are projecting increased expenses.

We are projecting increased expenses for the fiscal year ending June 30, 2011 as our development stage business grows.  It is expected that these expenses will be caused primarily by:

*	cost to start-up and operate new start-up business
*	marketing costs
*	increased personnel and office costs
*	customer acquisition costs
*	legal and accounting costs

We are in the emerging stage.

We have a limited operating history since our operations on September 3, 2009.  Consistent with other early-stage companies, expenditures are heavily weighted professional fees, general business development expenses and etc. We realize that these expenditures are necessary in order to maintain our various stringent filing obligations and to compete for customers more effectively and to develop a profitable company capable of surviving and prospering well into the future.

ITEM 6.               DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.        Directors and Senior Management.

Set forth below are particulars respecting our directors and executive officers as of June 30, 2010, and each person’s business experience.

Name	Business Address	Position
Oliver Xing	255 Duncan Mill Road	Chief Executive Officer,
	Suite 203	President, Secretary
	Toronto, Ontario	Chief Financial Officer
	Canada M3B 3H9	Director

Since our inception on September 3, 2009, Oliver Xing has been our president, principal executive officer, secretary, treasurer, principal financial officer, principal accounting officer and sole member of the board of directors. Since May 17, 2010, Mr. Xing has been president, principal executive officer, secretary, treasurer, principal financial officer, principal accounting officer and sole director of CN Resources, Inc., an exploration stage mining company located in Toronto, Ontario, Canada.  From February, 2006 to May 2007, Mr. Xing was a Director, Chief Executive Officer and Chief Financial Officer of Arehada Mining Limited (formerly Dragon Capital Corporation), a Toronto Stock Exchange listed company.  Since March 18, 2005, Mr. Xing has been the managing partner of CRR Capital Markets, Inc. an exempt market dealer located in Ontario, Canada. Further, since 1996, Mr. Xing has been a business consultant to Toronto based corporations.  Since February 16, 1996, Mr. Xing has been a Chartered Accountant in Ontario, Canada.

Compensation

The Company has accrued total compensation of $60,000 to Oliver Xing for all services provided to the Company by Oliver Xing at the capacity as President, Chief Executive Officer and Chief Financial Officer, and Corporate Secretary for the period of September 3, 20009 to June 30, 2010, and the accrued General and administrative expenses of $40,000 in favour of Oliver Xing which was paid by issuing common shares to the Oliver Xing at $0.01 per common share as detailed in its registration statements.  There is no stock option or other compensation for Oliver Xing.

Summary Compensation Table
						Non-	Nonqualified
						Equity	Deferred	All
Name						Incentive	Compensa-	Other
and				Stock	Option	Plan	tion	Compen-
Principal		Salary	Bonus	Awards	Awards	Compensation	Earnings	sation	Total
Position	Year	(US$)	(US$)	(US$)	(US$)	(US$)	(US$)	(US$)	(US$)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
Oliver Xing	2010	0	0	60,000	0	0	0	0	60,000
President	2009	0	0	0	0	0	0	0	0
	2008	0	0	0	0	0	0	0	0

We have no employment agreements with any of our officers. We do not contemplate entering into any employment agreements until such time as we begin profitable operations.

The compensation discussed herein addresses all compensation awarded to, earned by, or paid to our named executive officers.

There are no other stock option plans, retirement, pension, or profit sharing plans for the benefit of our officers and directors other than as described herein.

Compensation of Directors

The member of our board of directors is not compensated for his services as a director. The board has not implemented a plan to award options to any directors. There are no contractual arrangements with any member of the board of directors. We have no director’s service contracts.  In the future and when we are financially permitted, we do intend to reimburse independent directors, if any, for out-of-pocket expenses for attending board meetings.

Long-Term Incentive Plan Awards

We do not have any long-term incentive plans that provide compensation intended to serve as incentive for performance.

Indemnification

Our articles of incorporation do not provide for indemnification. Our by-Law does provide indemnification for our Director and Officer of the Corporation.

B.        Board Practices.

While not required, each of the Company’s directors is a resident of Canada and holds office until the Company’s annual meeting or until his successor is duly elected or appointed.  Officers are appointed annually by the Board of Directors to serve at the Board’s will.  The Company has no contracts with any of its Directors that provide for payments upon termination.

C.        Employees.

As of June 30, 2010, we have no full time or part-time employee nor have we entered any negotiation with anyone concerning any employment with the Company. We believe that we are a new start-up development stage company the current practice of using independent contractor(s) only on needed basis can better preserve company’s cash and reduce costs. However, we may hire full-time or part-time employee in the next twelve months if such need arises and we have determined that it is financially possible for the Company to do so.

D.        Share Ownership.

The following table sets forth, as of the date of June 30, 2010, the total number of shares owned beneficially by each of our directors, officers and key employees, individually and as a group, and the present owners of 5% or more of our total outstanding shares. The stockholders listed below have direct or indirect ownership of their shares and possesses sole voting and dispositive power with respect to the shares.

The percentage of beneficial ownership before the offering is based on 11,541,666 common shares outstanding as of June 30, 2010.

	Number of		Percent
Name of owner	Shares	Position	of Class

Oliver Xing	6,000,000	President, President, Principal Executive	51.99%
		Officer, Secretary, Treasurer, Principal
		Financial Officer, Principal Accounting
		Officer and sole director

Early Bird Capital Corporation	2,250,000	Oliver Xing, our sole officer and director	25.99%
		owns 100% of the voting shares of Early
		Bird Capital Corporation

1547698 Ontario Limited	1,000,000	1547698 Ontario Limited is owned by	8.66%
		He Zheng who is the wife of Oliver Xing,
		our president. He Zheng currently holds
		100% of the voting shares of 1547698
		Ontario Limited.

All Officers and Directors
as a Group (1 person)	10,000,000		86.64%

Early Bird Capital Corporation	2,250,000		25.99%

1547698 Ontario Limited	1,000,000		8.66%

*	Oliver Xing, our sole officer and director currently holds 100% of the voting shares of Early Bird Capital Corporation.

*	1547698 Ontario Limited is owned by He Zheng who is the wife of Oliver Xing our president. He Zheng currently holds 100% of the voting shares of 1547698 Ontario Limited.

There are no options outstanding to purchase our shares of common stock.

ITEM 7.               MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.        Major Shareholders.

The Company is not aware of any beneficial owners of 5% or more of the Company’s common stock other than those disclosed in Item 6.E. above.

B.        Related Party Transactions.

All transactions with related parties have occurred in the normal course of operations and are recorded at the amount as agreed and exchanged.

During the period from inception to June 30, 2010, the President has taken initiative to organize, source, secure funding for the Company, provide consulting and management services to the Company and provide necessary office space for the Company. The Company has booked related party transactions of professional fees of $60,000 and general and administrative fees of $40,000 for the period. These related party transaction fees were settled by the Company agreeing to issue to the President and parties related to the President 10,000,000 common shares at $0.01 per common share.

As of June 30, 2010 we owe $3,358 to the president. The loan is non-interest bearing, due upon demand and unsecured.

ITEM 8.               FINANCIAL INFORMATION

A.        Financial Statements and Other Financial Information.

This transitional report on Form 20-F contains the financial information set forth under Item 18.

B.        Significant Changes.

There are no significant changes in the Company’s business practice, strategy and operation in the year ended June 30, 2010.

Legal Proceedings

The Company is not a party to any pending or ongoing legal proceeding nor is the company aware of any threatened or anticipated material legal proceeding against it.

Dividend Policy

The Company has not paid and does not plan to pay any cash dividends on its capital stock.  The Company currently intends to retain any future earnings, if any, to fund growth, and therefore does not expect to pay any cash dividends in the foreseeable future.

ITEM 9.               THE OFFER AND LISTING

Price History of Shares

We intend to obtain quotation for our stocks to be traded on the OTCBB. Even if we obtain the trading on OTCBB the trading price and trading volume can be sporadic. At present no active established market established within or outside the United States existed for our common stock.

Offering

There is no stock offering other than the secondary offering currently underway as registered with the Securities and Exchange Commission of the United States.

ITEM 10.             ADDITIONAL INFORMATION

A.        Share Capital

Not Applicable.

B.        Memorandum and Articles of Incorporation and Bylaws

Incorporated by reference from the Company’s registration statement on F-1, as amended.

C.        Material Contracts

The Company has no material contracts with anyone.

D.        Exchange Controls

The Company is an Ontario corporation.  Canada has no system of exchange controls.  There are no Canadian restrictions on the repatriation of capital or earnings of a Canadian public company to non-resident investors.  There are no laws in Canada or exchange restrictions affecting the remittance of dividends, profits, royalties and other payments to non-resident holders of the Canadian securities.

There are no limitations under the laws of Canada or in the controlling documents of the Company on the right of foreigners to hold or vote securities of the Company, except that the Investment Canada Act may require review and approval by the Minister of Industry (Canada) of certain acquisitions of “control” of the Company by a

“non-Canadian.”  The threshold for acquisitions of control is generally defined as being one-third or more of the voting shares of the Company.  ”Non-Canadian” generally means an individual who is not a Canadian citizen, or a corporation, partnership, trust or joint venture that is ultimately controlled by non-Canadians.

E.        Taxation

Canadian Federal Income Tax Consequences

The following is a brief summary of some of the principal Canadian federal income tax consequences to a U.S. Holder (as defined below) of the Company’s common shares who deals at arm’s length with and is not affiliated with the Company, holds the shares as capital property and who, for the purposes of the Income Tax Act (Canada) and the Canada–United States Income Tax Convention, is at all relevant times resident or deemed to be resident in the United States and is not nor is deemed to be in Canada and does not carry on business in Canada.

This summary is of a general nature only and is not, and should not be interpreted as, legal or tax advice to any particular U.S. Holder and no representation is made with respect to the Canadian income tax consequences to any particular person.  Accordingly, U.S. Holders are advised to consult their own tax advisers with respect to their particular circumstances.

Under the Income Tax Act (Canada) and pursuant to the Canada-United States Income Tax Convention, a U.S. Holder of common shares will be subject to a 15 percent withholding tax on dividends paid or credited or deemed by the Income Tax Act (Canada) to have been paid or credited on such shares.  The withholding tax rate is 5 percent, where the U.S. Holder is a corporation that beneficially owns at least 10 percent of the voting shares of the Company.

In general, a U.S. Holder will not be subject to Canadian income tax on capital gains arising on the disposition of the Company common shares unless (i) at any time in the five-year period immediately preceding the disposition, 25 percent or more of the shares of any class or series of the capital stock of the Company were owned (or were under option or subject to an interest in) by the U.S. Holder, by persons with whom the U.S. Holder did not deal at arm’s length and (ii) the value of the common shares of the Company at the time of the disposition derives principally from real property (as defined in the Canada-United States Income Tax Convention) situated in Canada.

United States Federal Income Tax Consequences

The following is a general discussion of certain possible U.S. federal income tax consequences, under current law, generally applicable to a U.S. Holder of common shares of the Company.  This discussion is of a general nature only and does not take into account the particular facts and circumstances, with respect to U.S. federal income tax issues, of any particular U.S. Holder.  This discussion does not cover any state, local or foreign tax consequences. (See “Taxation – Canadian Federal Income Tax Consequences”, above).

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time and which are subject to differing interpretations.  This discussion does not consider the potential effects, both adverse and beneficial, of any proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time.

This discussion is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advice to any U.S. Holder or prospective U.S. Holder of common shares of the Company, and no opinion or representation with respect to the U.S. federal income tax consequences to any such U.S. Holder or prospective U.S. Holder is made.  Accordingly, U.S. Holders and prospective U.S. Holders of common shares of the Company should consult their own financial advisor, legal counsel or accountant regarding the U.S. federal, state, local and foreign tax consequences of purchasing, owning and disposing of common shares of the Company.

U.S. Holders

As used herein, a “U.S. Holder” means a holder of common shares of the Company who is (i) a citizen or individual resident of the U.S., (ii) a corporation or partnership created or organized in or under the laws of the U.S. or of any political subdivision thereof, (iii) an estate whose income is taxable in the U.S. irrespective of source or (iv) a trust subject to the primary supervision of a court within the U.S. and control of a U.S. fiduciary as described Section 7701(a)(30) of the Code.

Persons Not Covered

This summary does not address the U.S. federal income tax  consequences to persons (including persons who are U.S. Holders) subject to special provisions of U.S. federal income tax law, including (i) tax-exempt organizations, (ii) qualified retirement plans, (iii) individual retirement accounts and other tax-deferred accounts, (iv) financial institutions, (v) insurance companies, (vi) real estate investment trusts, (vii) regulated investment companies, (viii) broker-dealers, (ix) persons or entities that have a “functional currency” other than the U.S. dollar, (x) persons subject to the alternative  minimum tax, (xi) persons who own their common shares of the Company as part of a straddle, hedging, conversion transaction, constructive sale or other arrangement involving more than one position, (xii) persons who acquired their common shares of the Company through the exercise of employee stock options or otherwise as compensation for services, (xiii) persons that own an interest in an entity that owns common shares of the Company, (xiv) persons who own, exercise or dispose of any options, warrants or other rights to acquire common shares of the Company, or (xv) persons  who own their common shares of the Company other than as a capital asset within the meaning of Section 1221 of the Code.

Distribution on Common Shares of the Company

U.S. Holders receiving distributions (including constructive distributions) with respect to common shares of the Company are required to include in gross income for U.S. federal income tax purposes the gross amount of such distributions, equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that the Company has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions.  Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s U.S. federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder’s U.S. federal taxable income by those who itemize deductions. (See more detailed discussion at “Foreign Tax Credit” below).  To the extent that distributions from the Company exceed current or accumulated earnings and profits of the Company, such distributions will be treated first as a return of capital, to the extent of the U.S. Holder’s adjusted basis in the common shares, and thereafter as gain from the sale or exchange of the common shares of the Company. (See more detailed discussion at “Disposition of Common Shares of the Company” below)

In the case of foreign currency received as a distribution that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt.  Generally any gain or loss recognized upon a subsequent sale or other disposition of the foreign currency, including the exchange for U.S. dollars, will be ordinary income or loss.  However, an individual whose realized gain does not exceed $200 will not recognize that gain, to the extent that there are no expenses  associated with the transaction that meet the requirements for deductibility as a trade or business expense (other than travel expenses in connection with a business trip) or as an expense for the production of income.

Dividends paid on the common shares of the Company generally will not be eligible for the “dividends received deduction” allowed to corporate shareholders receiving dividends from certain U.S. corporations.  Under certain circumstances, a U.S. Holder that is a corporation and that owns shares representing at least 10% of the total voting power and the total value of the Company’s outstanding shares may be entitled to a 70% deduction of the “U.S. source” portion of dividends received from the Company (unless the Company qualifies as a “Foreign Personal Holding Company” or a “Passive Foreign Investment Company” as defined below).  The availability of the dividends received deduction is subject to several complex limitations which are beyond the scope of this discussion, and U.S. Holders of common shares of the Company should consult their own financial advisor, legal counsel or accountant regarding the dividends received deduction.

Certain information reporting and backup withholding rules may apply with respect to certain payments related to the Company’s common shares.  In particular, a payer or middleman within the U.S., or in certain cases outside the U.S., will be required to withhold 31% (which rate is scheduled for periodic adjustment) of any payments to a U.S. Holder of the Company’s common shares of dividends on, or proceeds from the sale of, such common shares within the U.S., if a U.S. Holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, the backup withholding tax requirements.  Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS.   U.S.  Holders should consult their own financial advisor, legal counsel or accountant regarding the information reporting and backup withholding rules applicable to the Company’s common shares.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian or other foreign income tax with respect to the ownership of common shares of the Company may be entitled, at the option of the U.S. Holder, to either receive a deduction or a tax credit for U.S. federal income tax purposes with respect to such foreign tax paid or withheld.  Generally, it will be more advantageous to claim a credit because a credit reduces U.S. federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to U.S. federal income tax.  This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from distributions to) the U.S. Holder during that year.

There are significant and complex limitations that apply to the foreign tax credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s U.S. income tax liability that the U.S. Holder’s “foreign source” income bears to his or its worldwide taxable income.  In applying this limitation, the various items of income and deduction must be classified as either “foreign source” or “U.S. source.”  Complex rules govern this classification process.  In addition, this limitation is calculated separately with respect to specific classes of income such as “passive income,” “high withholding tax interest,” “financial services income,” “shipping income,” and certain other classifications of income.  Dividends distributed by the Company will generally constitute “foreign source” income, and will be classified as “passive income” or, in the case of certain U.S. Holders, “financial services income” for these purposes.

In addition, U.S. Holders that are corporations and that own 10% or more of the voting stock of the Company may be entitled to an “indirect” foreign tax credit under Section 902 of the Code with respect to the payment of dividends by the Company under certain circumstances and subject to complex rules and limitations.   The availability of the foreign tax credit and the application of the limitations with respect to the foreign tax credit are fact specific, and each U.S. Holder of common shares of the Company should consult their own financial advisor, legal counsel or accountant regarding the foreign tax credit rules.

Disposition of Common Shares of the Company

A U.S. Holder will recognize gain or loss upon the sale or other taxable disposition of common shares of the Company equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder’s tax basis in the common shares of the Company.  This gain or loss will be capital gain or loss if the common shares are a capital asset in the hands of the U.S. Holder, which will be long-term capital gain or loss if the common shares of the Company are held for more than one year.

Preferential tax rates apply to long-term capital gains of U.S. Holders that are individuals, estates or trusts.  Deductions for net capital losses are subject to significant limitations.  For U.S. Holders that are not corporations, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted.  For U.S. Holders that are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Currency Exchange Gains or Losses

U.S. holders generally are required to calculate their taxable incomes in United States dollars.  Accordingly, a U.S. holder who purchases common shares of the Company with Canadian dollars will be required to determine the tax basis of such shares in United States dollars based on the exchange rate prevailing on the settlement date of the purchase (and may be required to recognize the unrealized gain or loss, if any, in the Canadian currency surrendered in the purchase transaction).  Similarly, a U.S. holder receiving dividends or sales proceeds from common shares of the Company in Canadian dollars will be required to compute the dividend income or the amount realized on the sale, as the case may be, in United States dollars based on the exchange rate prevailing at the time of receipt in the case of dividends and on the settlement date in the case of sales on an established securities exchange.  Gain or loss, if any, recognized on a disposition of Canadian currency in connection with the described transactions generally will be treated as ordinary gain or loss.

Other Considerations for U.S. Holders

In the following circumstances, the above sections of this discussion may not describe the U.S. federal income tax consequences to U.S. Holders resulting from the ownership and disposition of common shares of the Company:

Foreign Personal Holding Company

If at any time during a taxable year (i) more than 50% of the total voting power or the total value of the Company’s outstanding shares is owned, directly or indirectly, by five or fewer individuals who are citizens or residents of the U.S. and (ii) 60% (or 50% in certain cases) or more of the Company’s gross income for such year is “foreign personal holding company income” as defined in Section 553 of the Code (e.g., dividends, interest, royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions), the Company may be treated as a “Foreign Personal Holding Company” (“FPHC”) In that event, U.S. Holders of common shares of the Company would be required to include in gross income for such year their allocable portions of such “foreign personal holding company income” to the extent the Company does not actually distribute such income.

The Company does not believe that it currently qualifies as a FPHC.  However, there can be no assurance that the Company will not be considered a FPHC for the current or any future taxable year.

Foreign Investment Company

If (i) 50% or more of the total voting power or the total value of the Company’s outstanding shares is owned, directly or indirectly, by citizens or residents of the U.S., U.S. partnerships or corporations, or U.S. estates or trusts (as defined by the Code Section 7701(a)(30)),  and (ii) the Company is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, the Company may be treated as a “Foreign Investment Company” (“FIC”) as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging common  shares of the Company to be treated as ordinary income rather than capital gain.

The Company does not believe that it currently qualifies as a FIC.  However, there can be no assurance that the Company will not be considered a FIC for the current or any future taxable year.

Controlled Foreign Corporation

If more than 50% of the total voting power or the total value of the Company’s outstanding shares is owned, directly or indirectly, by citizens or residents of the U.S., U.S. partnerships or corporations, or U.S. estates or trusts (as defined by the Code Section 7701(a)(30)), each of which own, directly or indirectly, 10% or more of the total voting power of the Company’s outstanding shares (each a “10% Shareholder”), the Company could be treated as a “Controlled Foreign Corporation” (“CFC”) under Section 957 of the Code.

The classification of the Company as a CFC would affect many complex results, including that 10% Shareholders of the Company would generally (i) be treated as having received a current distribution of the Company’s “Subpart F income” and (ii) would also be subject to current U.S. federal income tax on their pro rata shares of the Company’s earnings invested in “U.S. property.”  The foreign tax credit may reduce the U.S. federal income tax on these amounts for such 10% Shareholders (See more detailed discussion at “Foreign Tax Credit” above).  In addition, under Section 1248 of the Code, gain from the sale or other taxable disposition of common shares of the Company by a U.S. Holder that is or was a 10% Shareholder at any time during the five-year period ending with the sale is treated as ordinary income to the extent of earnings and profits of the Company attributable to the common shares sold or exchanged.

If the Company is classified as both, a Passive Foreign Investment Company, as described below, and, a CFC, the Company generally will not be treated as a Passive Foreign Investment Company with respect to 10% Shareholders.  This rule generally will be effective for taxable years of 10% Shareholders beginning after 1997 and for taxable years of the Company ending with or within such taxable years of 10% Shareholders.

The Company does not believe that it currently qualifies as a CFC.  However, there can be no assurance that the Company will not be considered a CFC for the current or any future taxable year.   The CFC rules are very complicated, and U.S. Holders should consult their own financial advisor, legal counsel or accountant regarding the CFC rules and how these rules may impact their U.S. federal income tax situation.

Passive Foreign Investment Company

The Code contains rules governing “Passive Foreign Investment Companies” (“PFIC”) which can have significant tax effects on U.S. Holders of foreign corporations.  Section 1297 of the Code defines a PFIC as a corporation that is not formed in the U.S. and, for any taxable year, either (i) 75% or more of its gross income is “passive income” or (ii) the average percentage, by fair market value (or, if the corporation is not publicly traded and either is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of “passive income” is 50% or more.  ”Passive income” includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.  However, gains resulting from commodities transactions are generally excluded from the definition of passive income if “substantially all” of a merchant’s, producer’s or handler’s business is as an active merchant, producer or handler of such commodities.

For purposes of the PFIC income test and the assets test, if a foreign corporation owns (directly or indirectly) at least 25% by value of the stock of another corporation, such foreign corporation shall be treated as if it (a) held a proportionate share of the assets of such other corporation, and (b) received directly its proportionate share of the income of such other corporation.  Also, for purposes of such PFIC tests, passive income does not include any interest, dividends, rents or royalties that are received or accrued from a “related” person to the extent such amount is properly allocable to the income of such related person which is not passive income.  For these purposes, a person is related with respect to a foreign corporation if such person “controls” the foreign corporation or is controlled by the foreign corporation or by the same persons that control the foreign corporation.  For these purposes, “control” means ownership, directly or indirectly, of stock possessing more than 50% of the total voting power of all classes of stock entitled to vote or of the total value of stock of a corporation.

U.S. Holders owning common shares of a PFIC are subject to the highest rate of tax on ordinary income in effect for the applicable taxable year and to an interest charge based on the value of deferral of tax for the period during which the common shares of the PFIC are owned with respect to certain “excess distributions” on and dispositions of PFIC stock under Section 1291 of the Code.  However, if the U.S. Holder makes a timely election to treat a PFIC as a qualified electing fund (“QEF”) with respect to such shareholder’s interest therein, the above-described rules generally will not apply.  Instead, the electing U.S. Holder would include annually in his gross income his pro rata share of the PFIC’s ordinary earnings and net capital gain regardless of whether such income or gain was actually distributed.  A U.S. Holder of a QEF can, however, elect to defer the payment of U.S. federal income tax on such income inclusions.  In addition, subject to certain limitations, U.S. Holders owning, actually or constructively, marketable (as specifically defined) stock in a PFIC will be permitted to elect to mark that stock to market annually, rather than be subject to the tax regime of Section 1291 of Code as described above.  Amounts included in or deducted from income under this alternative (and actual gains and losses realized upon disposition, subject to certain limitations) will be treated as ordinary gains or losses.

The Company believes that it was not a PFIC for its fiscal year ended December 31, 2010 and does not believe that it will be a PFIC for the fiscal year ending December 31, 2011.   There can be no assurance that the Company’s determination concerning its PFIC status will not be challenged by the IRS, or that it will be able to satisfy record keeping requirements that will be imposed on QEFs in the event that it qualifies as a PFIC.

The PFIC rules are very complicated, and U.S. Holders should consult their own financial advisor, legal counsel or accountant regarding the PFIC rules and how these rules may impact their U.S. federal income tax situation.

F.        Dividends and Paying Agents

Not Applicable.

G.        Statement by Experts

Not Applicable.

H.        Documents on Display

Documents filed as exhibits to this annual report are described in Item 18(b).

I.         Subsidiary Information

The Company has no subsidiary.

ITEM 11.             QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Not Applicable.

ITEM 12.             DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.

PART II

ITEM 13.             DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not Applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable.

ITEM 15.             CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Chief Financial Officer has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) and Rule 15d-15(e) of the Exchange Act) as of the end of the period covered by this report. Based on that evaluation, the Chief Financial Officer has concluded that, as of June 30, 2010, these disclosure controls and procedures were not effective to ensure that all information required to be disclosed by us in the reports that we file or submit under the Exchange Act is: (i) recorded, processed, summarized and reported, within the time periods specified in the Commission’s rule and forms; and (ii) accumulated and communicated to our management, as appropriate to allow timely decisions regarding required disclosure, primarily due to the Company’s minimal financial staff which prevents us from segregating duties, which management believes is a material weakness in our internal controls and procedures. We intend to address such weakness and work with our outside advisors to improve our controls and procedures as and when the circumstances of the Company permit this.

Management’s Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Internal control over financial reporting is a process designed by the Chief Executive Officer, who is also the Chief Financial Officer, and affected by our Board, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  Internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on our financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Forward looking statements regarding the effectiveness of internal controls during future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Management completed an assessment of the effectiveness of the Company’s internal control over financial reporting (“ICFR”) as of June 30, 2010, using the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) framework as contemplated by Rule 13a-15(c). Based on this assessment, the Company concluded that it did not have effective internal controls over financial reporting as of June 30, 2011.  The Company’s assessment of the effectiveness of the ICFR at June 30, 2010 identified certain material weaknesses as of that date.

1.
Weakness: It is not possible to adequately segregate incompatible duties among the officers of the Company, because the Company only has one executive management position--Chief Executive Officer and Chief Financial Officer--which are both fulfilled by one person.

Remediation: Appoint a separate Chief Financial Officer, in addition to the current Chief Executive Officer, to formally segregate the duties of maintaining accounting records and preparing financial statements, from the executive duties of the current officer, when financially possible for the Company to do so.

2.	Weakness: The Company is small, with only one officer (who is also a director), thereby creating a risk of override of existing controls by management.

Remediation: Appoint a separate Chief Financial Officer for expenditures and other dispositions of assets.

3.	Weakness: The Company maintains limited audit evidence in documentary form which is used to test the operating effectiveness of control activities.

Remediation:   Increase the documentation of expenditures and receipts, under the joint supervision of the newly appointed Chief Financial Officer, and the Chief Executive Officer, to insure all receipts and third-party services conform to contract terms, and maintain adequate documents to the extent feasible and reasonable.

The Company intends to add additional levels of executive management and personnel to remediate the weaknesses, in the specific manners described in paragraphs 1 through 3 above, as and when the Company has sufficient financial resources to effect the remediation.

Changes in Internal Control over Financial Reporting

As disclosed above, in fiscal 2010, the Company completed its assessment of its ICFR in place for the year ended June 30, 2010, using the COSO framework. Although the assessment was completed, there were no changes in the ICFR during the 2011 fiscal year that have materially affected, or are reasonably likely to materially affect, the Company’s ICFR.

ITEM 16A.           AUDIT COMMITTEE FINANCIAL EXPERT

The Audit Committee is responsible for reviewing the Company’s financial reporting procedures, internal controls, and the performance of the Company’s external auditors. The functions of the Audit Committee also include selecting, appointing, retaining, compensating and overseeing our independent auditors, deciding upon and approving in advance the scope of audit and non-audit assignments and related fees, reviewing accounting principles we use in financial reporting, and reviewing the adequacy of our internal control procedures, including the internal audit function. The committee is also responsible for reviewing the annual financial statements prior to their approval by the Board of Directors.

The Board has only one Director, Oliver Xing, and has not established a formal Audit Committee and does not presently have a financial expert as defined in relevant SEC rules. However, the Company will try to remedy the situation by seeking a qualified financial expert who can also be regarded as an independent director as soon as financial possible or an opportunity arises for recruiting such a financial expert.

ITEM 16B.           CODE OF ETHICS

The Company has not yet formally adopted a code of ethics applicable to all employees and directors. However, the Company recognizes the importance of formally establishing the Code of Ethics and will endeavour to adopt such Code of Ethics in the future.

ITEM 16C.           PRINCIPAL ACCOUNTANT FEES AND SERVICES

The Company paid audit fees in the amount of $12,074 to MSCM LLP, Chartered Accountants. Audit fees consist of audit work performed in the preparation of financial statements and services that are normally provided in connection with statutory and regulatory filings.

There is no tax preparation fee or consulting fee for the year ended June 30, 2010.

    There is no other fee paid or payable to our Auditors for the year ended June 30, 2010.

Policy on pre-approval of Audit and non-audit services of independent Auditors

The Audit Committee’s policy is to approve all audit and audit-related services. Permissible non-audit services are pre-approved according to fee amount threshold. Permissible non-audit services may include tax services and other services. Pre-approval is generally provided for up to one year and any pre-approval is detailed as to the particular service or category of services and is generally subject to an initial estimated budget. The Audit Committee may also pre-approve particular services on a case-by-case basis.

ITEM 16D.           EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEE

Not Applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not Applicable.

ITEM 16F.           CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not Applicable.

ITEM 16G.           CORPORATE GOVERNANCE

Not Applicable.

PART III

ITEM 17.              FINANCIAL STATEMENTS

Financial Statements

The financial statements set forth under Item 18 are included as part of this annual report.

ITEM 18.              FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Shareholders of
Ontario Solar Energy Corporation

We have audited the accompanying balance sheets of Ontario Solar Energy Corporation (the “Company”) as at June 30, 2011 and the related statements of operations, stockholders’ equity and cash flows for the period from inception on September 3, 2009 to June 30, 2010.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these financial statements referred to above present fairly, in all material respects, the financial position of the Company as at June 30, 2011 and June 30, 2010 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern.  As discussed in Note 2 to the financial statements, the Company has accumulated losses, and is still developing its planned principal operations.  These factors raise substantial doubt about its ability to continue as a going concern.  Management’s plans in this regard to these matters are also described in Note 2.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Signed: “MSCM LLP”

Chartered Accountants
Licensed Public Accountants
Toronto, Canada
August 12, 2011

701 Evans Avenue, 8th Floor, Toronto ON M9C 1A3, Canada T (416) 626-6000 F (416) 626-8650  MSCM.CA

ONTARIO SOLAR ENERGY CORPORATION
(A Development Stage Company)

Balance Sheet
As at June 30, 2010

Assets
Current assets
Cash and cash equivalents	$293,865
Tax receivable	357

Total current assets	294,222

Total assets	$294,222

Liabilities and Stockholders’ Equity
Liabilities
Current liabilities
Loans payable- related party	$3,358

Total current liabilities	3,358

Stockholders’ equity

Common stock, unlimited number of shares authorized without par value, 11,541,666 issued and outstanding	414,049
Accumulated deficit during the development period	(123,185)

290,864

Total liabilities and stockholders’ equity	$294,222

The accompanying notes are an integral part of the financial statements.

ONTARIO SOLAR ENERGY CORPORATION
(A Development Stage Company)

Statements of Operations
For the period from inception on September 3, 2009 to June 30, 2010

Operating expenses
Bank service charge	$99
Legal fees	15,000
Audit and accounting fees	67,074
Interest income	(41)
General and administrative expenses	41,053

Total operating expenses	123,185

Net loss for the period	$(123,185)

Income (loss) per common stock
- Basic and diluted	$(0.02)

Weighted average common share outstanding
- Basic and diluted	7,151,077

The accompanying notes are an integral part of the financial statements.

ONTARIO SOLAR ENERGY CORPORATION
(A Development Stage Company)

Statements of Cash Flows
For the period from inception on September 3, 2009 to June 30, 2010

Cash flows from operating activities
Net loss for the period	$(123,185)
Item not affecting cash
Shares issued for services	100,000
Changes in operating assets and liabilities
Increase in tax receivable	(357)

Net cash used in operating activities	(23,542)

Cash flows from financing activities
Increase in payable to related party	3,358
Proceeds from issuance of common stock	314,049

Net cash provided by financing activities	317,407

Net increase in cash and cash equivalents	293,865

Cash and cash equivalents, beginning of the period	-

Cash and cash equivalents, end of the period	$293,865

The accompanying notes are an integral part of the financial statement.

ONTARIO SOLAR ENERGY CORPORATION
(A Development Stage Company)

Statements of Stockholders’ Equity
For the period from inception on September 30, 2009 to June 30, 2010

				Total
	Common Stock		Accumulated	stockholders’
	Shares	Amount	deficit	equity

Balance, September 3, 2009	-	$-	$-	$-

Shares issued for services,
$0.01 per share	10,000,000	100,000	-	100,000

Shares issued for cash,
$0.20 per share	1,475,000	295,000	-	295,000

Shares issued for cash,
$0.29 per share	66,666	19,049	-	19,049

Net loss for the period	-	-	(123,185)	(123,185)

Balance, June 30, 2010	11,541,666	$414,049	$(123,185)	$290,864

The accompanying notes are an integral part of these financial statements.

ONTARIO SOLAR ENERGY CORPORATION
(A Development Stage Company)

Notes to the Financial Statements
June 30, 2010

1.	ORGANIZATION AND BUSINESS OPERATIONS

Ontario Solar Energy Corporation (“the Company“) was incorporated under the laws of the Province of Ontario, Canada on September 3, 2009.  The Company is in the development stage as defined under the Financial Accounting Standards Board (“FASB”) codification 915 “Development Stage Entities” and it intends to commence business operations by providing consulting services to solar energy developers in Ontario, Canada.  The Company has not generated any revenue to date and consequently its operations are subject to all risks inherent in the establishment of a new business enterprise.  For the period from inception, September 3, 2009 through June 30, 2010, the Company has accumulated losses of $123,185.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a)  Basis of Presentation

The financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States of America (“US GAAP”) and are presented in US dollars. The financial statements reflect all adjustments that, in the opinion of management, are necessary in order to make the financial statements not misleading.

b)     Going Concern

The financial statements have been prepared on a going concern basis which assumes the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.  The Company has incurred losses since inception resulting in an accumulated deficit of $123,185 as of June 30, 2010, further losses are anticipated in the development of its business raising substantial doubt about the Company’s ability to continue as a going concern.  The ability to continue as a going concern is dependent upon the Company generating profitable operations in the future and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due. Management intends to finance operating costs over the next twelve months with existing cash on hand and loans from director and/or private placements of common stock.

c)     Cash and Cash Equivalents

The Company considers all highly liquid instruments with a maturity of three months or less at the time of issuance to be cash equivalents.

d)     Use of Estimates and Assumptions

The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  While management believes that the estimates and assumptions are reasonable and appropriate in the circumstances, actual results may differ.

ONTARIO SOLAR ENERGY CORPORATION
(A Development Stage Company)

Notes to the Financial Statements
June 30, 2010

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

e)     Foreign Currency Transactions

The Company‘s functional and reporting currency is the United States dollar.  Foreign currency transactions are remeasured into the Company’s functional currency with amounts resulting from changes in exchange rates being reported in income.

f)      Financial Instruments

The carrying value of the Company’s financial instruments approximates their fair value because of the short maturity of these instruments.

g)     Stock-Based Compensation

The Company accounts for its stock-based compensation in accordance with ASC Topic 718, “Share-Based Payment” (“ASC 718”).  Under ASC 718, the Company recognizes compensation costs related to share-based payment transactions in the financial statements based on the fair value of the equity (or liability) instruments issued over the period that an employee is expected to provide service in exchange for the award, based on the vesting terms of the specific stock compensation awards.  Stock issued to non-employees is valued based on the fair value of the services received or the fair value of the stock given up.

h)     Income Taxes

The Company accounts for its income taxes under the liability method specified by ASC Topic 740, “Accounting for Income Taxes” (“ASC 740”).  Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities as measured by the effective tax rates which will be in effect when these differences reverse.  A valuation allowance is recorded against deferred tax assets if management does not believe the Company has met the “more likely than not” standard imposed by ASC 740 to allow recognition of such an asset.

i)      Basic and Diluted Net Loss per Share

The Company computes net loss per share in accordance with SFAS No. 128, (ASC Topic – 260) “Earnings per Share”.  SFAS No. 128 requires presentation of both basic and diluted earnings per share (EPS) on the face of the income statement.  Basic EPS is computed by dividing net loss available to common shareholders (numerator) by the weighted average number of shares outstanding (denominator) during the period.  Diluted EPS gives effect to all potentially dilutive common shares outstanding during the period.  Diluted EPS excludes all potentially dilutive shares if their effect is anti-dilutive.

ONTARIO SOLAR ENERGY CORPORATION
(A Development Stage Company)

Notes to the Financial Statements
June 30, 2010

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

j)      Fair Value of Measurement

The Company adopted ASC Topic 820, “Fair Value Measurements” (“ASC 820”), and the related effective FSPs.  ASC 820 defines fair value, establishes a framework for measuring fair value and enhances fair value measurement disclosure.  Under this standard, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the “exit price”) in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches, including market, income and/or cost approaches.  ASC 820 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available.  Observable inputs are inputs that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company.  Unobservable inputs are inputs that reflect the Company’s assumptions about the assumptions market participants would use in pricing the asset or liability based on the best information available in the circumstances.  The hierarchy is divided into three levels based on the reliability of inputs.  The adoption of ASC 820 and the related FSP’s did not have a material effect on the Company’s financial position and operating results.

k)     Comprehensive Income (Loss)

The Company has adopted ASC Topic 830, “Reporting Comprehensive Income (Loss)” (“ASC 830”), which establishes standards for reporting and presentation of comprehensive income (loss), its components and accumulated balances.  Comprehensive income (loss) is defined to include all changes in equity (shareholders’ deficiency) except those resulting from investments by or distributions to owners.  Among other disclosures, ASC 830 requires that all items that are required to be recognized under the current accounting standards as a component of comprehensive income (loss) be reported in a financial statement that is displayed with the same prominence as other financial statements.  ASC 830 requires that items be included in other comprehensive income (loss) according to their nature, such as: foreign currency items, change in the fair value of derivative financial instruments and unrealized gains and losses on certain debt and equity securities.  Comprehensive income (loss) is displayed in the statement of stockholders’ equity and in the balance sheet as a component of stockholders’ equity.  The adoption of ASC 830 did not have a material effect on the Company’s financial position and operating results.

l)      Fiscal Periods

The Company’s fiscal year end is June 30.

ONTARIO SOLAR ENERGY CORPORATION
(A Development Stage Company)

Notes to the Financial Statements
June 30, 2010

3.	RECENT ACCOUNTING PRONOUNCEMENTS

In May 2009, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 165, “Subsequent Events” (“SFAS 165”) codified in FASB ASC 855-10-05, which provides guidance to establish general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued.  FASB ASC 855-10-05 also requires entities to disclose the date through which subsequent events were evaluated as well as the rationale for why that date was selected.  FASB ASC 855-10-05 if effective for interim and annual periods ending after June 15, 2009.  FASB ASC 855-10-05 requires that public entities evaluate subsequent events through the date that the financial statements are issued.

In June 2009, the FASB issued FASB ASC 105, Generally Accepted Accounting Principles, which establishes the FASB Accounting Standards Codification as the sole source of authoritative generally accepted accounting principles.  Pursuant to the provisions of FASB ASC 105, we have update references to GAAP in our financial statements.  The adoption of FASB ASC 105 did not impact the Company’s financial position or results of operations.

In October 2009, the FASB issued ASU No. 2009-13, - Multiple Deliverable Revenue Arrangements – a consensus of the FASB Emerging Issues Task Force (ASU 2009-13) (codified within ASC Topic 605).  ASU 2009-13 addresses the accounting for multiple-deliverable arrangements to enable vendors to account for products or services (deliverables) separately rather than as a combined unit. ASU 2009-13 is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, with early adoption permitted.  The Company does not expect the adoption of ASU 2009-13 will have a material impact on its financial position, results of operations and cash flows.

In January 2010, the FASB issued ASU No. 2010-06, - Improving Disclosures about Fair Value Measurements (ASU 2010-06) (codified within ASC Topic 820).  ASU 2010-06 improves disclosures originally required under SFAS No. 157.  ASU 2010-16 is effective for interim and annual periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances and settlements in the roll forward of activity in Level 3 fair value measurements.  Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those years.  The Company does not expect these requirements will have any material impact on the Company’s financial statements and disclosures.

In April 2010, the FASB issued ASU No. 2010-13, - Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades – a consensus of the FASB Emerging Issues Task Force (ASU 2010-13) (codified within ASC Topic 718).  ASU 2010-13 clarifies that a share-based payment award having an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trade is not deemed to contain a condition that is not a market, performance, or service condition, and, thus, such an award should not be classified as a liability, if it otherwise qualifies for equity classification.  ASU 2010-13 is effective for fiscal years beginning on or after December 15, 2010. The Company does not expect the adoption of ASU 2010-13 will have a material impact on its financial position, results of operations and cash flows.

ONTARIO SOLAR ENERGY CORPORATION
(A Development Stage Company)

Notes to the Financial Statements
June 30, 2010

3.	RECENT ACCOUNTING PRONOUNCEMENTS - continued

In April 2010, the FASB issued ASU No. 2010-17, - Milestone Method of Revenue Recognition (a consensus of the FASB Emerging Issues Task Force) (ASU 2010-17) (codified within ASC Topic 605).  ASU 2010-17 provides guidance on use of the milestone method of recognizing revenue for research and development arrangements under which consideration to be received by the vendor is contingent upon the achievement of certain milestones.  The guidance addresses the criteria for recognizing revenue tied to research and development efforts that often deal with completion of a phase of a drug study or achievement of a specific result in a research project.  Authoritative guidance on the use of the milestone method did not previously exist.  ASU 2010-17 is effective for fiscal years beginning on or after June 15, 2010.  The Company does not expect the adoption of ASU 2010-17 will have a material impact on its financial position, results of operations and cash flows.

In December 2010, the FASB issued ASU No. 2010-29, - Disclosure of Supplementary Pro Forma Information for Business Combinations (a consensus of the FASB Emerging Issues Task Force) (ASU 2010-29) (codified within ASC Topic 805).  ASU 2010-29 requires that a public entity that presents comparative financial statements must disclose the revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the prior annual reporting period.  Furthermore, ASU 2010-29 requires public entities to provide a description of the nature and amount of any material, nonrecurring pro forma adjustments directly attributable to business combination(s) that are included in the reported pro forma revenue and earnings.  ASU 2010-29 is effective for fiscal years beginning on or after December 15, 2010.  The Company does not expect the adoption of ASU 2010-29 will have a material impact on its financial position, results of operations and cash flows.

In May 2011, the FASB issued ASU No. 2011-04, - Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards (“IFRS”) (ASU 2011-04) (codified within ASC Topic 820).  ASU 2011-04 gives value the same meaning between U.S. GAAP and IFRS and improves consistency of disclosures relating to fair value.  ASU 2011-04 is effective for fiscal years beginning after December 15, 2011.  The Company does not expect the adoption of ASU 2011-04 will have a material impact on its financial position, results of operations and cash flows.

4.	COMMON STOCK

The authorized capital of the Company is an unlimited number of common shares without par value.

During the month of October 2009, the Company issued 10,000,000 common shares at a price of $0.01 for services valued at $100,000.

On December 31, 2009, the Company issued 1,475,000 shares of common stock at a price of $0.20 per share for total cash proceeds of $295,000.

On December 31, 2009, the Company issued 66,666 shares of common stock at a price of $0.29 ($0.30 Canadian dollars) per share for total cash proceeds of $19,049.

There are 11,541,666 shares of common stock issued and outstanding as at June 30, 2010.

ONTARIO SOLAR ENERGY CORPORATION
(A Development Stage Company)

Notes to the Financial Statements
June 30, 2010

5.	INCOME TAXES

Potential benefits of income tax losses are not recognized in the accounts until realization is more likely than not.  The Company has adopted SFAS No. 109 “Accounting for Income Taxes” (ASC Topic - 740) as of its inception.  Pursuant to ASC Topic - 740, the Company is required to compute tax assets benefits for net operating losses carried forward.  Potential benefits of net operating losses have not been recognized in these interim financial statements because the Company cannot be assured it is more likely than not it will utilize the net operating losses carried forward in the future years.

As at June 30, 2010, the Company had no unrecognized tax benefits.  Management does not believe unrecognized tax benefits will significantly change within twelve months of the reporting date. Interest and penalties related to income tax matters are recognized in income tax expenses.  As of June 30, 2010 there is no accrued interest related to uncertain tax positions.

As of June 30, 2010, the Company had net operating loss carry forwards of approximately $123,185 that may be available to reduce future years’ taxable income through 2030.  Future tax benefits which may arise as a result of these losses have not been recognized in these financial statements, as their realization is determined not likely to occur and accordingly, the Company has recorded a valuation allowance for the deferred tax asset relating to these tax loss carry-forwards.

6.	RELATED PARTY TRANSACTIONS

All transactions with related parties have occurred in the normal course of operations and are recorded at fair value.

During the period from inception to June 30, 2010, the President of the Company has taken initiative to organize, source, secure funding for the Company, provide consulting and management services to the Company and provide necessary office space for the Company.  The Company has recorded related party transactions of professional fees of $60,000 and general and administrative fees of $40,000 for the period.  These related party transaction fees were settled by the Company agreeing to issue to the President and parties related to the President 10,000,000 common shares at $0.01 per common share.

As at June 30, 2010, the President had loaned the Company $3,358.  The loan is non-interest bearing, due upon demand and unsecured.

ITEM 19.              EXHIBITS

Exhibit No.	Document Description

3.1*	Articles of Incorporation
3.2*	Bylaws
5.1*	Legal Opinion
8.1*	Tax Opinion
23.1	Consent of MSCM,LLP, Chartered Accountants
23.2*	Consent of The Law Office of Conrad C. Lysiak, P.S.

*           Incorporated by reference to our Form F-1 filed on March 3, 2010.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf on August 29, 2011.

ONTARIO SOLAR ENERGY CORPORATION
(the “Registrant”)

BY:	OLIVER XING
Oliver Xing
President, Principal Executive Officer, Principal Financial Officer, Principal Accounting Officer, Treasurer and sole member of the Board of Directors

EXHIBIT INDEX

Exhibit No.	Document Description

3.1*	Articles of Incorporation
3.2*	Bylaws
5.1*	Legal Opinion
8.1*	Tax Opinion
23.1	Consent of MSCM,LLP, Chartered Accountants
23.2*	Consent of The Law Office of Conrad C. Lysiak, P.S.

*           Incorporated by reference to our Form F-1 filed on March 3, 2010.