Form 20-F
period 2011-06-30
Ontario Solar Energy Corp
filed 2011-08-29
CIK 1485541

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________________
FORM 20-F
[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED JUNE 30, 2011

[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM ___________ TO ___________

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report as of August 25, 2011 _______________.

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

ITEM 2.          OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.          KEY INFORMATION

A.        Selected financial data.

The following selected financial data for the years ended June 30, 2011 and 2010 is derived from our audited financial statements.  The selected financial data, as well as the financial statements and accompanying notes, are prepared in accordance with accounting principles generally accepted in the United States.  The Registrant presents its financial statements in United States dollars.  All dollar amounts in this Form 20-F are in United States dollars, except where otherwise indicated. You should read the following selected financial data with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and accompanying notes and other financial information included elsewhere in this annual report.

	Year ended June 30, 2011	Year ended June 30, 2010	Period from inception to June 30, 2011

Revenue	$164,975	$-	$164,975
Operating expenses	97,547	123,185	220,732
Net Income (loss)	67,428	(123,185)	(55,757)

Income (loss) per share – basic	$0.01	$(0.02)
Income (loss) per share – diluted	$0.01	$(0.02)

Weighted average number of shares outstanding	11,541,666	7,151,077

	Year ended June 30, 2011	Year ended June 30, 2010
Balance Sheet Data

Cash and cash equivalent	$278,500	$293,865
Total current assets	428,857	294,222
Total assets	428,857	294,222
Total current liabilities	70,565	3,358
Total liabilities	70,565	3,358
Total accumulated deficits	(55,757)	(123,185)
Total shareholders’ equity	358,292	290,864

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

Our auditor has issued a going concern.

Our auditors have issued a going concern opinion. This means that there is substantial doubt that we will be an ongoing business for the next twelve months. Our cumulative loss since inception to June 30, 2011is $44,757 and will require sufficient financing to continue our business.

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

Oliver Xing still own 8,500,000 shares of our common stock and will continue to control us. As a result, Oliver Xing will be able to elect all of our directors and control our operations, which could decrease the price and marketability of the shares.

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

RISK FACTORS RELATED TO OWNING OUR STOCK

Control by existing shareholder, anti-takeover effects

As of June 30, 2011, Oliver Xing, our President and Chief Executive Officer and director, personally and indirectly through his spouse, beneficially owned approximately 9,250,000 shares or 80.14 % of our outstanding common shares.  As a result, Mr. Xing can exert substantial influence over us and influence most matters requiring shareholder approval, including the election of directors, and thereby exercise significant control over our affairs.  The voting power of Mr. Xing under certain circumstances could have the effect of delaying or preventing a change in our control, the effect of which may be to deprive you of a control premium that might otherwise be realized in connection with our acquisition.

No Established Public Trading Market

Our shares are qualified to begin trading on the Over the Counter Bulletin Board (OTCBB) on March 2011, however, at present our shares has not commenced trading yet, and there is no assurance that a significant trading market will develop, or if developed, that such market will be sustained.

Possible Volatility of Stock Price

Many factors could affect the market price of our common shares.  These factors include but are not limited to:

·	Variations in our operating results;
·	Variations in industry growth rate;
·	Changes in government policies regarding solar energy legislations, administrative policies;
·	Adjustments by governments or its agencies in Feed-in-tariff rate for solar energy in Ontario;
·	General economic conditions in the markets;
·	Change in market sentiments about renewable energy and etc.

Our common stock trades in the over-the-counter market on the OTCQB.  As a result, an investor may find it more difficult to dispose of, or to obtain accurate quotations as to the value of, our common stock. Because our common stock is subject to federal securities rules affecting penny stock, the market liquidity for our common stock may be adversely affected.

Our common stock could become subject to additional sales practice requirements for low priced securities. Our common stock could become subject to Rule 15g-9 under the Securities Exchange Act of 1934, which imposes additional sales practice requirements on broker-dealers that sell our shares of common stock to persons other than established customers and “accredited investors” or individuals with net worth in excess of $1,000,000 or annual incomes exceeding $200,000 or $300,000 together with their spouses.

Rule 15g-9 requires a broker-dealer to make a special suitability determination for the purchaser and have received the purchaser’s written consent to the transaction prior to sale. Consequently, the rule may affect the ability of broker-dealers to sell our securities and may affect the ability of our shareholders to sell any of our securities in the secondary market; generally define a “penny stock” to be any non-Nasdaq equity security that has a market price less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions; requires broker dealers to deliver, prior to a transaction in a penny stock, a risk disclosure document relating to the penny stock market.

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

ITEM 4.          INFORMATION ON THE COMPANY

A.        History and Development of the Company.

The Company was incorporated under the laws of the Province of Ontario, Canada on September 3, 2009. The Company is in the development stage as defined under the Financial Accounting Standards Board (“FASB”) codification 915 “Development Stage Entities” and it intends to commence business operations by providing consulting services to solar energy developers in Ontario, Canada. The Company has not generated any revenue for the period of September 3, 2009 to June 30, 2010, and only generated $164,975 revenue for the year ended June 30, 2011. Management believes the Company’s operations are subject to all risks inherent in the establishment of a new business enterprise because its revenue is still an immaterial amount and there is no assurance that future revenue will be generated. The Solar energy consulting business is highly competitive.

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

Sources of Revenue

For the year ended June 30, 2011, we had $164,975 in revenue and for the period of September 3, 2009, our date of inception to June 30, 2010 we had $0.00 revenue because we concentrated our effort on organizing the Company, filing registration statements with the Securities and Exchange Commission.

Revenue Recognition

We recognize revenue when services are provided.

Operating Results

The following is management’s discussion and analysis of our financial condition and results of its operations for the fiscal years ended June 30, 2011 and for the period of September 3, 2009, our date of inception, to June 30, 2010.  Because we are an emerging company, the comparisons between our financial statements may not be meaningful and may not necessarily be indicative of our future results of operation.

Revenues

For the year ended June 30, 2011, we have generated $164,975 in gross revenue (June 30, 2010 – nil). The increase in revenue is due to the facts that the Ontario Government implemented the Feed-in-tariff program and as a result, the solar energy generating market in Ontario is very active, many new businesses were established to participate in the solar energy business. The Company was able to attract customers and provide its services. Management in the year ended June 30, 2011 concentrated its efforts on building up the business as compared with the period ended June 30, 2010 for which management efforts were concentrated on organizing the Company, filing and clearing its registration statements with the Securities and Exchange Commission.

Management fee

Management fee for the year ended June 30, 2011 was $24,000 (for the period of September 3, 2009 to June 30, 2010 – nil). The management fee was accrued to the president in respect of the services provided through the year in managing the Company’s daily affairs.

Legal fee

Legal fee for the year ended June 30, 2011 was $10,235 (for the period of September 3, 2009 to June 30, 2010 - $15,000). The fee is for filing and clearing our registration statement with the SEC. There was no legal fee paid for any other reasons.

General and administrative expenses

General and administrative expenses include business travel, expenses of a general nature in up-keeping the Company. For the year ended June 30, 2011, the general and administrative expenses were $51,871 and for the period of September 3, 2009 to June 30, 2010 was $41,053. The amount was accrued in favour of the President for general corporate developments.

Financial Condition, Liquidity and Capital Resources

At June 30, 2011, the Company had total assets of $428,857 (June 30, 2010 - $294,222) consisting of cash and cash equivalents of $278,500 (June 30, 2010 – $293,865), accounts receivable $150,000 (June 30, 2010 – nil) and tax receivable of $357 (June 30, 2010 - $357). The increase in accounts receivable was primarily due to increase in revenue in the year which has not been received as at June 30, 2011.

Operations used $71,572 for the fiscal year ended June 30, 2011 (June 30, 2010 - $23,542).  Funds used in operations primarily relate to increase in accounts receivable and increase in accounts payable and accrued liabilities.

Investing activities used nil for the fiscal year ended June 30, 2011 and nil for the period of September 3, 2009 to June 30, 2010.

Financing activities provided $56,207 for the fiscal year ended June 30, 2011, which is an increase in due to related party. For the period of September 3, 2009 to June 30, 2010, financing activities provided $317,407 which was an increase in due to related party of $3,358 and proceeds from the issuance of common stock of $314,049.

B.        Liquidity and capital resources

We have financed our operations from our inception to June 30, 2011 from the issuance of equity securities and, to a lesser extent, from non-interest bearing loans from our founder, President and Chief Executive Officer Oliver Xing.

For the fiscal year ended June 30, 2011, we did not sell any securities to raise fund. From September 3, 2009 to June 30, 2010, we sold approximately 1,541,666 shares of our common shares through private placements with investors and raised $314,049.  The offering is being conducted pursuant to the exemption provided by Regulation S, under the Securities Act of 1933.

As of June 30, 2011, we had approximately $278,500 of cash and cash equivalents (June 30, 2010 - $293,865).

To provide working capital for its operations and project development, the Company will need to raise new funds. The Company intends to raise additional capital through the issuance of common shares, through bank loans and through the issuance of related party debt.  In addition, from time to time in the past, Oliver Xing, the President of the Company, personally advanced non-interest-bearing loans to the Company for the day-to-day operations of the Company.  It is contemplated that it will continue to raise capital primarily in private placements through investors.  No assurance, however, can be given that the Company’s future capital requirements will be obtained. The Company’s access to capital is always dependent upon future financial market conditions, especially those pertaining to early-stage companies. There can be no guarantee that the Company will be successful in obtaining future financing, when necessary, on economically acceptable terms.

For the next year ending June 30, 2012, the Company anticipates that it will pay for its administrative and operational costs from existing working capital, from current revenue stream, if any, and from private placements through investors.  Due to the development nature of our business, the Company believes it is difficult to estimate its development cash needs, but the Company believes it can raise sufficient working capital to cover its operation requirements, however, no assurances can be given that the Company will be able to raise cash from additional financing efforts.  If the Company is unable to obtain sufficient funds from future financing, or from current revenues, the Company’s operation could be materially negatively affected, its operation could be forced into suspension.

C.        Research and development, patents and licenses

We are not involved in any research and development and have no registered patents or licenses.  In the fiscal year ended June 30, 2011 and for the period of September 3, 2009 to June 30, 2010, the Company did not have any research, development or patent expenses.

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

G.        Safe Harbor

We are projecting increased expenses.

We are projecting increased expenses for the fiscal year ending June 30, 2012 as our development stage business grows.  It is expected that these expenses will be caused primarily by:

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

ITEM 6.          DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.        Directors and Senior Management.

Set forth below are particulars respecting our directors and executive officers as of June 30, 2011, and each person’s business experience.

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

Compensation

The Company has accrued total compensation of $60,000 to Oliver Xing for the fiscal year ended June 30, 2011 for all services provided to the Company by Oliver Xing at the capacity as President, Chief Executive Officer and Chief Financial Officer, and Corporate Secretary and for the period of September 3, 20009 to June 30, 2010, the compensation accrued was $60,000 which was paid by issuing common shares to the Oliver Xing at $0.01 per common share.  There is no stock option or other compensation for Oliver Xing.

Summary Compensation Table
						Non-	Nonqualified
						Equity	Deferred	All
Name						Incentive	Compensa-	Other
and				Stock	Option	Plan	tion	Compen-
Principal		Salary	Bonus	Awards	Awards	Compensation	Earnings	sation	Total
Position	Year	(US$)	(US$)	(US$)	(US$)	(US$)	(US$)	(US$)	(US$)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
Oliver Xing	2011	0	0	0	0	0	0	60,000	60,000
President	2010	0	0	60,000	0	0	0	0	60,000
	2009	0	0	0	0	0	0	0	0

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

C.        Employees.

As of June 30, 2011, we have no full time or part-time employee nor have we entered any negotiation with anyone concerning any employment with the Company. In the year ended June 30, 2011, we had used services of contractors on needed basis. We believe that we are a new start-up development stage company the current practice of using independent contractor(s) only on needed basis can better preserve company’s cash and reduce costs. However, we may hire full-time or part-time employee in the next twelve months if such need arises and we have determined that it is financially possible for the Company to do so.

D.        Share Ownership.

The following table sets forth, as of the date of this prospectus, the total number of shares owned beneficially by each of our directors, officers and key employees, individually and as a group, and the present owners of 5% or more of our total outstanding shares. The table also reflects what their ownership will be assuming completion of the sale of all shares in this offering. The stockholders listed below have direct or indirect ownership of their shares and possesses sole voting and dispositive power with respect to the shares.

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

For the year ended June 30, 2011, the Company accrued a total of $24,000 management fee and a total of $36,000 for consulting fee which is included in General and administrative fee category to compensate the president for all services rendered to the Company at the capacity as the President, Chief executive Officer, Chief Financial Officer and Secretary of the Company. During the period from inception to June 30, 2010, the President has taken initiative to organize, source, secure funding for the Company, provide consulting and management services to the Company and provide necessary office space for the Company. The Company has booked related party transactions of professional fees of $60,000 and general and administrative fees of $40,000 for the period. These related party transaction fees were settled by the Company agreeing to issue to the President and parties related to the President 10,000,000 common shares at $0.01 per common share.

As of June 30, 2011, the President had loaned the Company $59,566 (June 30, 2010 - $3,358). The loan is non-interest bearing, due upon demand and unsecured.

ITEM 8.          FINANCIAL INFORMATION

A.        Financial Statements and Other Financial Information.

This annual report on Form 20-F contains the financial information set forth under Item 18.

B.        Significant Changes.

There are no significant changes in the Company’s business practice, strategy and operation in the year ended June 30, 2011 and for the period of inception on September 3, 2009 to June 30, 2010.

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

ITEM 9.          THE OFFER AND LISTING

Price History of Shares

The Company’s common shares are qualified to be traded in the United States on the OTC Bulletin Board. However, as of June 30, 2011, the trading has not commenced, so there is no information or data available to report. Even though our stock is listed on the OTCQB, if traded, the trading price and trading volume can be sporadic. No active established market established within or outside the United States existed for our common stock.

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

Not Applicable.

ITEM 15.        CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Chief Financial Officer has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) and Rule 15d-15(e) of the Exchange Act) as of the end of the period covered by this report. Based on that evaluation, the Chief Financial Officer has concluded that, as of June 30, 2011, these disclosure controls and procedures were not effective to ensure that all information required to be disclosed by us in the reports that we file or submit under the Exchange Act is: (i) recorded, processed, summarized and reported, within the time periods specified in the Commission’s rule and forms; and (ii) accumulated and communicated to our management, as appropriate to allow timely decisions regarding required disclosure, primarily due to the Company’s minimal financial staff which prevents us from segregating duties, which management believes is a material weakness in our internal controls and procedures. We intend to address such weakness and work with our outside advisors to improve our controls and procedures as and when the circumstances of the Company permit this.

Management’s Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Internal control over financial reporting is a process designed by the Chief Executive Officer, who is also the Chief Financial Officer, and effected by our Board, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  Internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on our financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Forward looking statements regarding the effectiveness of internal controls during future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Management completed an assessment of the effectiveness of the Company’s internal control over financial reporting (“ICFR”) as of June 30, 2011, using the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) framework as contemplated by Rule 13a-15(c). Based on this assessment, the Company concluded that it did not have effective internal controls over financial reporting as of June 30, 2011.  The Company’s assessment of the effectiveness of the ICFR at June 30, 2011 identified certain material weaknesses as of that date.

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

Changes in Internal Control over Financial Reporting

As disclosed above, in fiscal 2011, the Company completed its assessment of its ICFR in place for the year ended June 30, 2011, using the COSO framework. Although the assessment was completed, there were no changes in the ICFR during the 2011 fiscal year that have materially affected, or are reasonably likely to materially affect, the Company’s ICFR.

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

The Board has only one Director, Oliver Xing, and has not established a formal Audit Committee and does not presently has a financial expert as defined in relevant SEC rules. However, the Company will try to remedy the situation by seeking a qualified financial expert who can also be regarded as an independent director as soon as financial possible or an opportunity arises for recruiting such a financial expert.

ITEM 16B.      CODE OF ETHICS

The Company has not yet formally adopted a code of ethics applicable to all employees and directors. However, the Company recognizes the importance of formally establishing the Code of Ethics and will endeavour to adopt such Code of Ethics in the future.

ITEM 16C.      PRINCIPAL ACCOUNTANT FEES AND SERVICES

The Company accrued $11,000 audit fees to MSCM LLP, Chartered Accountants during the fiscal year ended at June 30, 2011 (2010 – $12,074). Audit fees consist of audit work performed in the preparation of financial statements and services that are normally provided in connection with statutory and regulatory filings.

There is no tax preparation fee or related services fee paid or payable for the year ended June 30, 2011 (2010 – nil).

There is no other services paid or payable to our Auditors for the year ended June 30, 2011 (2010 – nil).

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

ITEM 18.        FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Shareholders of
Ontario Solar Energy Corporation

We have audited the accompanying balance sheets of Ontario Solar Energy Corporation (the "Company") as at June 30, 2011 and June 30, 2010 and the related statements of operations, stockholders' equity and cash flows for the years then ended.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

The accompanying financial statements have been prepared assuming the Company will continue as a going concern.  As discussed in Note 2 to the financial statements, the Company has accumulated losses, and is still developing its planned principal operations.  These factors raise substantial doubt about its ability to continue as a going concern.  Management's plans in this regard to these matters are also described in Note 2.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Signed: “MSCM LLP”

Chartered Accountants
Licensed Public Accountants

Toronto, Canada
August 12, 2011

701 Evans Avenue, 8th Floor, Toronto ON M9C 1A3, Canada T (416) 626-6000 F (416) 626-8650  MSCM.CA

ONTARIO SOLAR ENERGY CORPORATION
(A Development Stage Company)

Balance Sheets
As at June 30, 2011 and 2010

	June 30	June 30
	2011	2010
Assets
Current assets
Cash and cash equivalents	$278,500	$293,865
Accounts receivable	150,000	-
Tax receivable	357	357

Total current assets	428,857	294,222

Total assets	$428,857	$294,222

Liabilities and Stockholders’ Equity
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$11,000	$-
Loans payable- related party	59,565	3,358

Total current liabilities	70,565	3,358

Stockholders’ equity

Common stock, unlimited number of shares authorized without par value, 11,541,666 issued and outstanding	414,049	414,049
Accumulated deficit during the development period	(55,757)	(123,185)

	358,292	290,864

Total liabilities and stockholders’ equity	$428,857	$294,222

The accompanying notes are an integral part of the financial statements.

ONTARIO SOLAR ENERGY CORPORATION
(A Development Stage Company)

Statements of Operations
For the years ended June 30, 2011 and 2010
and the period from inception on September 3, 2009 to June 30, 2011

				Period from
				Inception on
				September 3,
	Year ended	Year ended		2009 through
	June 30,	June 30,		to June 30,
	2011	2010		2011

Revenue	$164,975	$-		$164,975

Operating expenses
Bank service charge	441	99		540
Management fees	24,000	-		24,000
Legal fees	10,235	15,000		25,235
Audit and accounting fees	11,000	67,074		78,074
Interest income	(41)			(41)
General and administrative expenses	51,871	41,053		92,924

Total operating expenses	97,547	123,185		220,732

Net income (loss) for the period	$67,428	$(123,185)		$(55,757)

Income (loss) per common stock
- Basic and diluted	$0.01	$(0.02)	$	N/A

Weighted average common share outstanding
- Basic and diluted	11,541,666	7,151,077		N/A

The accompanying notes are an integral part of the financial statements.

ONTARIO SOLAR ENERGY CORPORATION
(A Development Stage Company)

Statements of Cash Flows
For the years ended June 30, 2011 and 2010
and for the period from inception on September 3, 2009 to June 30, 2011

			Period from
			Inception on
			September 3,
	Year ended	Year ended	2009, through
	June 30,	June 30,	to June 30,
	2011	2010	2011

Cash flows from operating activities
Net income (loss) for the period	$67,428	$(123,185)	$55,757
Item not affecting cash
Shares issued for services	-	100,000	100,000
Changes in operating assets and liabilities
Increase in accounts receivable	(150,000)	-	(150,000)
Increase in accounts payable and accrued liabilities	11,000	-	11,000
Increase in tax receivable	-	(357)	(357)

Net cash used in operating activities	(71,572)	(23,542)	(95,114)

Cash flows from financing activities
Increase in payable to related party	56,207	3,358	59,565
Proceeds from issuance of common stock	-	314,049	314,049

Net cash provided by financing activities	56,207	317,407	373,614

Net increase in cash and cash equivalents	(15,365)	293,865	278,500

Cash and cash equivalents, beginning of the period	293,865	-	-

Cash and cash equivalents, end of the period	$278,500	$293,865	$278,500

The accompanying notes are an integral part of the financial statement.

ONTARIO SOLAR ENERGY CORPORATION
(A Development Stage Company)

Statements of Stockholders’ Equity
For the period from inception on September 30, 2009 to June 30, 2011

				Total
	Common Stock		Accumulated	stockholders’
	Shares	Amount	deficit	equity

Balance, September 3, 2009	-	$-	$-	$-

Shares issued for services,
$0.01 per share	10,000,000	100,000	-	100,000

Shares issued for cash,
$0.20 per share	1,475,000	295,000	-	295,000

Shares issued for cash,
$0.29 per share	66,666	19,049	-	19,049

Net loss for the period	-	-	(123,185)	(123,185)

Balance, June 30, 2010	11,541,666	414,049	(123,185)	290,864

Net income for the period	-	-	67,428	67,428

Balance, June 30, 2011	11,541,666	$414,049	$(55,757)	$358,292

The accompanying notes are an integral part of these financial statements.

ONTARIO SOLAR ENERGY CORPORATION
(A Development Stage Company)

Notes to the Financial Statements
June 30, 2011 and 2010

1.	ORGANIZATION AND BUSINESS OPERATIONS

Ontario Solar Energy Corporation (“the Company”) was incorporated under the laws of the Province of Ontario, Canada on September 3, 2009.  The Company is in the development stage as defined under the Financial Accounting Standards Board (“FASB”) codification 915 “Development Stage Entities” and it intends to commence business operations by providing consulting services to solar energy developers in Ontario, Canada.  The Company has only generated $164,975 in revenue to date and consequently its operations are subject to all risks inherent in the establishment of a new business enterprise.

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

b)      Going Concern

The financial statements have been prepared on a going concern basis which assumes the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.  The Company has incurred income for the year ended June 30, 2011 of $67,428 (June 30, 2010 – loss of $123,185), resulting in an accumulated deficit of $55,757 from inception on September 3, 2009 to June 30, 2011, further losses are anticipated in the development of its business raising substantial doubt about the Company's ability to continue as a going concern.  The ability to continue as a going concern is dependent upon the Company generating profitable operations in the future and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due. Management intends to finance operating costs over the next twelve months with existing cash on hand and loans from director and/or private placements of common stock.

c)      Use of Estimates and Assumptions

The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year.  Financial statement items subject to significant management judgment include revenue recognition; the completeness of accounts payable and accrued liabilities, and allowance for doubtful accounts.  While management believes that the estimates and assumptions are reasonable and appropriate in the circumstances, actual results may differ.

ONTARIO SOLAR ENERGY CORPORATION
(A Development Stage Company)

Notes to the Financial Statements
June 30, 2011 and 2010

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

d)     Revenue Recognition

The Company recognizes revenue in accordance with Securities and Exchange Commission Staff Accounting Bulletin No. 101, “Revenue Recognition in Financial Statements” (“SAB 101”) as modified by Securities and Exchange Commission Staff Accounting Bulletin No. 104 (codified within ASC Topic 605).  Under SAB 101, revenue is recognized at the point of passage to the customer of title and risk of loss, there is persuasive evidence of an arrangement, the sales price is fixed or determinable, and collection of the resulting receivable is reasonably assured. For consulting services, revenue is recognized as services are provided.

(e)    Stock-Based Compensation

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

(f)     Income Taxes

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

(g)    Fair Value of Financial Instruments

Fair value is defined under FASB ASC Topic 820 as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or the most advantageous market for an asset or liability in an orderly transaction between participants on the measurement date.  Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs.  The standard describes a fair value hierarchy based on the levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value.  The levels are as follows:

ONTARIO SOLAR ENERGY CORPORATION
(A Development Stage Company)

Notes to the Financial Statements
June 30, 2011 and 2010

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(g)    Fair Value of Financial Instruments - continued

·	Level 1 -	Quoted prices in active markets for identical assets or liabilities;

·	Level 2 -
Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or corroborated by observable market data or substantially the full term of the assets or liabilities; and

·	Level 3 -	Unobservable inputs that are supported by little or no market activity and that are significant to the value of the assets or liabilities.

The Company’s financial instruments consist of cash and cash equivalents, receivables, accounts payable and accrued liabilities and loans payable due to related party.  All of these items were determined to be Level 1 fair value measurements.  The carrying amounts of cash and cash equivalents, receivables, accounts payable and accrued liabilities and loans payable due to related party approximate their respective fair values because of the short maturities of these instruments.

h)     Foreign Currency Transactions

The Company's functional and reporting currency is the United States dollar. Foreign currency transactions are remeasured into the Company’s functional currency with amounts resulting from changes in exchange rates being reported in income.

i)      Comprehensive Income (Loss)

The Company has adopted ASC Topic 830, “Reporting Comprehensive Income (Loss)” (“ASC  830”), which establishes standards for reporting and presentation of comprehensive income (loss), its components and accumulated balances.  Comprehensive income (loss) is defined to include all changes in equity (shareholders’ deficiency) except those resulting from investments by or distributions to owners.  Among other disclosures, ASC 830 requires that all items that are required to be recognized under the current accounting standards as a component of comprehensive income (loss) be reported in a financial statement that is displayed with the same prominence as other financial statements.  ASC 830 requires that items be included in other comprehensive income (loss) according to their nature, such as: foreign currency items, change in the fair value of derivative financial instruments and unrealized gains and losses on certain debt and equity securities.  Comprehensive income (loss) is displayed in the statements of stockholders’ equity and in the balance sheets as a component of stockholders’ equity.  The adoption of ASC 830 did not have a material effect on the Company’s financial position and operating results.

ONTARIO SOLAR ENERGY CORPORATION
(A Development Stage Company)

Notes to the Financial Statements
June 30, 2011 and 2010

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

j)      Basic and Diluted Net Loss per Share

The Company computes net loss per share in accordance with SFAS No. 128, (ASC Topic – 260) "Earnings per Share".  SFAS No. 128 requires presentation of both basic and diluted earnings per share (EPS) on the face of the statement of operations.  Basic EPS is computed by dividing net loss available to common shareholders (numerator) by the weighted average number of shares outstanding (denominator) during the period.  Diluted EPS gives effect to all potentially dilutive common shares outstanding during the period.  Diluted EPS excludes all potentially dilutive shares if their effect is anti-dilutive.

k)     Cash and Cash Equivalents

The Company considers all highly liquid instruments with a maturity of three months or less at the time of issuance to be cash equivalents.

3.	RECENT ACCOUNTING PRONOUNCEMENTS

In October 2009, the FASB issued ASU No. 2009-13, - Multiple Deliverable Revenue Arrangements - a consensus of the FASB Emerging Issues Task Force (ASU 2009-13) (codified within ASC Topic 605).  ASU 2009-13 addresses the accounting for multiple-deliverable arrangements to enable vendors to account for products or services (deliverables) separately rather than as a combined unit. ASU 2009-13 is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, with early adoption permitted.  The Company does not expect the adoption of ASU 2009-13 will have a material impact on its financial position, results of operations and cash flows.

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

In April 2010, the FASB issued ASU No. 2010-13, - Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades - a consensus of the FASB Emerging Issues Task Force (ASU 2010-13) (codified within ASC Topic 718).  ASU 2010-13 clarifies that a share-based payment award having an exercise price denominated in the currency of a market in which a substantial portion of the entity's equity securities trade is not deemed to contain a condition that is not a market, performance, or service condition, and, thus, such an award should not be classified as a liability, if it otherwise qualifies for equity classification.  ASU 2010-13 is effective for fiscal years beginning on or after December 15, 2010.  The Company does not expect the adoption of ASU 2010-13 will have a material impact on its financial position, results of operations and cash flows.

ONTARIO SOLAR ENERGY CORPORATION
(A Development Stage Company)

Notes to the Financial Statements
June 30, 2011 and 2010

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

Potential benefits of income tax losses are not recognized in the accounts until realization is more likely than not. The Company has adopted SFAS No. 109 “Accounting for Income Taxes” (ASC Topic – 740) as of its inception.  Pursuant to ASC Topic – 740, the Company is required to compute tax assets benefits for net operating losses carried forward.  Potential benefits of net operating losses have not been recognized in these financial statements because the Company cannot be assured it is more likely than not it will utilize the net operating losses carried forward in the future years.

As at June 30, 2011 and June 30, 2010, the Company had no unrecognized tax benefits.  Management does not believe unrecognized tax benefits will significantly change within twelve months of the reporting date.  Interest and penalties related to income tax matters are recognized in income tax expenses.  As of June 30, 2011 and June 30, 2010 there is no accrued interest related to uncertain tax positions.

ONTARIO SOLAR ENERGY CORPORATION
(A Development Stage Company)

Notes to the Financial Statements
June 30, 2011 and 2010

4.	INCOME TAXES - continued

As of June 30, 2011, the Company had net operating loss carry forwards of approximately $55,757 (June 30, 2010 – $123,185) that may be available to reduce future years' taxable income through 2030.  Future tax benefits which may arise as a result of these losses have not been recognized in these financial statements, as their realization is determined not likely to occur and accordingly, the Company has recorded a valuation allowance for the deferred tax asset relating to these tax loss carry-forwards.

5.	COMMON STOCK

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

For the year ended June 30, 2011, the Company has not issued any common stock or granted any stock options.  The number of common shares outstanding as of June 30, 2011 is 11,541,666 (June 30, 2010 - 11,541,666).

6.	RELATED PARTY TRANSACTIONS

All transactions with related parties have occurred in the normal course of operations and are recorded at the amount exchanged.

During the period from inception to June 30, 2011, the President has taken initiative to organize, source, secure funding for the Company, provide consulting and management services to the Company and provide necessary office space for the Company.  The Company has booked related party transactions of professional fees of $Nil (June 30, 2010- $60,000), general and administrative fees of $51,871 (June 30, 2010 – $40,000) and management fee of $24,000 (June 30, 2010 - $Nil). $100,000 of these related party transaction fees incurred in the period of September 3, 2009 to June 30, 2010 were settled by the Company by issuing to the President and parties related to the President 10,000,000 common shares at $0.01 per common share in the fiscal year ending at June 30, 2010.

As of June 30, 2011, the President had loaned the Company $59,566 (June 30, 2010 - $3,358).  The loan is non-interest bearing, due upon demand and unsecured.

ITEM 19.        EXHIBITS

Exhibit No.	Document Description

3.1*	Articles of Incorporation
3.2*	Bylaws
5.1*	Legal Opinion
8.1*	Tax Opinion
23.1*	Consent of MSCM,LLP, Chartered Accountants
23.2*	Consent of The Law Office of Conrad C. Lysiak, P.S.

*           Incorporated by reference to our Form F-1 filed on March 3, 2010.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf on August 29, 2011.

ONTARIO SOLAR ENERGY CORPORATION
(the “Registrant”)

BY:	OLIVER XING
Oliver Xing
President, Principal Executive Officer, Principal Financial Officer, Principal Accounting Officer, Treasurer and sole member of the Board of Directors

EXHIBIT INDEX

Exhibit No.	Document Description

3.1*	Articles of Incorporation
3.2*	Bylaws
5.1*	Legal Opinion
8.1*	Tax Opinion
23.1*	Consent of MSCM,LLP, Chartered Accountants
23.2*	Consent of The Law Office of Conrad C. Lysiak, P.S.

*           Incorporated by reference to our Form F-1 filed on March 3, 2010.