Form 20-F/A
period 2010-06-30
Ontario Solar Energy Corp
filed 2011-09-13
CIK 1485541

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________________
FORM 20-F/A-1
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
YES [   ]   NO [X]

REASON FOR AMENDMENT

The sole purpose of this Amendment to the Registrant’s Annual Report on Form 20-F for the transitional period from December 31, 2009 to June 30, 2010 is to furnish the required Certifications.  No other changes have been made to this 20-F, and this Amendment has not been updated to reflect events occurring subsequent to the filing of this 20-F.

TABLE OF CONTENTS

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

As at June 30, 2010, the President had loaned the Company $3,358.  The loan is non-interest bearing, due upon demand and unsecured.

ITEM 19.              EXHIBITS

Exhibit No.	Document Description

3.1*	Articles of Incorporation
3.2*	Bylaws
5.1*	Legal Opinion
8.1*	Tax Opinion
23.1	Consent of MSCM,LLP, Chartered Accountants
23.2*	Consent of The Law Office of Conrad C. Lysiak, P.S.
31.1	Certification of Principal Executive Officer and Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 for the Chief Executive Officer and Chief Financial Officer.

*           Incorporated by reference to our Form F-1 filed on March 3, 2010.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this amended annual report on its behalf on September 13, 2011.

ONTARIO SOLAR ENERGY CORPORATION
(the “Registrant”)

BY:	OLIVER XING
Oliver Xing
President, Principal Executive Officer, Principal Financial Officer, Principal Accounting Officer, Treasurer and sole member of the Board of Directors

EXHIBIT INDEX

Exhibit No.	Document Description

3.1*	Articles of Incorporation
3.2*	Bylaws
5.1*	Legal Opinion
8.1*	Tax Opinion
23.1	Consent of MSCM,LLP, Chartered Accountants
23.2*	Consent of The Law Office of Conrad C. Lysiak, P.S.
31.1	Certification of Principal Executive Officer and Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 for the Chief Executive Officer and Chief Financial Officer.

*           Incorporated by reference to our Form F-1 filed on March 3, 2010.