Form 20-F/A
period 2011-06-30
Ontario Solar Energy Corp
filed 2011-09-13
CIK 1485541

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________________
FORM 20-F/A-1
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
YES [   ]   NO [X]

REASON FOR AMENDMENT

The sole purpose of this Amendment to the Registrant’s Annual Report on Form 20-F for the period ended June 30, 2011 is to furnish the required Certifications.  No other changes have been made to this 20-F, and this Amendment has not been updated to reflect events occurring subsequent to the filing of this 20-F.

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

*           Incorporated by reference to our Form F-1 filed on March 3, 2010.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf on September 13, 2011.

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