Form 20-F
period 2012-06-30
Ontario Solar Energy Corp
filed 2012-09-04
CIK 1485541

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED JUNE 30, 2012

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM ___________ TO ___________

333-165163
(Commission File Number)

ONTARIO SOLAR ENERGY CORPORATION
(Exact name of registrant as specified in its charter)

255 Duncan Mill Road, Suite 203
Province of Ontario, Canada	Toronto, Ontario, Canada M3B 3H9
(Jurisdiction of incorporation or organization)	(Address of principal executive offices)

Oliver Xing, President
255 Duncan Mill Road, Suite 203
Toronto, Ontario, Canada M3B 3H9
(416) 510-2991
(Name, telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered pursuant to Section 12(g) of the Act:	Securities registered pursuant to section 15(d) of the Act:
NONE	COMMON STOCK

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report as of August 10, 2012              11,541,666             .

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   YES ☐   NO ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.   YES ☐   NO ☒

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file reports), and (2) has been subject to such filing requirements for the past 90 days.   YES ☐   NO ☒

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). YES ☐   NO ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.  See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer	☐	Accelerated Filer	☐
Non-accelerated Filer	☒

Indicate by check mark which basis of account the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP			☒
International Reporting Standards as issued by the International Accounting Standards Board			☐
Other			☐
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
Item 17	☐	Item 18	☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act.  YES ☐   NO ☒

FORWARD LOOKING STATEMENTS

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

ITEM 2.                      OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.                      KEY INFORMATION

A.           Selected financial data.

The following selected financial data for the years ended June 30, 2012 and 2011 is derived from our audited financial statements.  The selected financial data, as well as the financial statements and accompanying notes, are prepared in accordance with accounting principles generally accepted in the United States.  The Registrant presents its financial statements in United States dollars.  All dollar amounts in this Form 20-F are in United States dollars, except where otherwise indicated. You should read the following selected financial data with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and accompanying notes and other financial information included elsewhere in this annual report.

	Year ended June 30, 2012	Year ended June 30, 2011	Period from inception to June 30, 2012

Revenue	$-	$164,975	$164,975
Operating expenses	225,211	97,547	445,943
Net Income (loss)	(225,211)	67,428	(280,968)

Income (loss) per share – basic	$(0.02)	$0.01
Income (loss) per share – diluted	$(0.02)	$0.01

Weighted average number of shares outstanding	11,541,666	11,541,666

	Year ended June 30, 2012	Year ended June 30, 2011
Balance Sheet Data
Cash and cash equivalent	$198,087	$278,500
Total current assets	199,951	428,857
Total assets	199,951	428,857
Total current liabilities	66,870	70,565
Total liabilities	66,870	70,565
Total accumulated deficits	(280,968)	(55,757)
Total shareholders’ equity	133,081	358,292

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

It may be difficult to evaluate our business and prospects because we have a limited operating history.  We were incorporated on September 3, 2009 under the laws of the Province of Ontario, Canada.  In our three years of operations, we focused our business developments and we only have limited revenue and there is no assurance of future revenue generation. Our operation is still in development stage and is susceptible to all risks associated with start-up company. Our ability to achieve and maintain profitability and positive cash flow is dependent upon:

*           our ability to attract clients who will buy our services
*           our ability to generate revenues through the sale of our services

There can be no assurance that we will be able to secure clients and generate revenue.

Our auditor has issued a going concern.

Our auditors have issued a going concern opinion. This means that there is substantial doubt that we will be an ongoing business for the next twelve months. Our cumulative loss since inception to June 30, 2012 is $280,968 and will require sufficient financing to continue our business.

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

In the year ended June 30, 2012, the Ontario Government has significantly reduced the rate on the Fit-in-tariff on Solar Energy, and as a result, the solar energy industry in Ontario encountered substantial uncertainties in the past year, and has negatively affected out business.

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

RISK FACTORS RELATED TO OWNING OUR STOCK

Control by existing shareholder, anti-takeover effects

As of June 30, 2012, Oliver Xing, our President and Chief Executive Officer and director, personally and indirectly through his spouse, beneficially owned approximately 9,250,000 shares or 80.14 % of our outstanding common shares.  As a result, Mr. Xing can exert substantial influence over us and influence most matters requiring shareholder approval, including the election of directors, and thereby exercise significant control over our affairs.  The voting power of Mr. Xing under certain circumstances could have the effect of delaying or preventing a change in our control, the effect of which may be to deprive you of a control premium that might otherwise be realized in connection with our acquisition.

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

ITEM 4.                      INFORMATION ON THE COMPANY

A.           History and Development of the Company.

The Company was incorporated under the laws of the Province of Ontario, Canada on September 3, 2009. The Company is in the development stage as defined under the Financial Accounting Standards Board (“FASB”) codification 915 “Development Stage Entities” and it intends to commence business operations by providing consulting services to solar energy developers in Ontario, Canada. The Company has not generated any revenue for the period of September 3, 2009 to June 30, 2010, and only generated $164,975 revenue for the year ended June 30, 2011, and generated no revenue in the year ended June 30, 2012. Management believes the Company’s operations are subject to all risks inherent in the establishment of a new business enterprise because its revenue is still an immaterial amount and there is no assurance that future revenue will be generated. The Solar energy consulting business is highly competitive.

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

Sources of Revenue

For the year ended June 30, 2012, our revenue is $nil (June 30, 2011 - $164,975). We had no revenue generated due to substantial reduction in the rate of fit-in-tariff on solar energy in Ontario. As a result, industrial players are taking a wait-and-see approach to new solar energy development projects. We expect the situation will continue into the foreseeable future.

Revenue Recognition

We recognize revenue when services are provided.

Operating Results

The following is management’s discussion and analysis of our financial condition and results of its operations for the fiscal years ended June 30, 2012 and 2011 and for the period of September 3, 2009, our date of inception, to June 30, 2012.  Because we are an emerging company, the comparisons between our financial statements may not be meaningful and may not necessarily be indicative of our future results of operation.

Revenues

For the year ended June 30, 2012, we have generated $nil (June 30, 2011 - $164,975) in gross revenue. The decrease in revenue is due to the facts that the Ontario Government has implemented changes in the rate of Fit-in-tariff, and solar energy markets in Ontario is very inactive. The Ontario policy change is viewed as sudden and quick in nature. Many participants stopped their development programs,

We generated revenue in 2011 because in the past year, Ontario Government introduced and implemented an attractive the Feed-in-tariff program and as a result, the solar energy generating market in Ontario was very active, many new businesses were established to participate in the solar energy business. The Company was able to attract customers and provide its services. Management in the year ended June 30, 2011 concentrated its efforts on building up the business as compared with the period ended June 30, 2010 for which management efforts were concentrated on organizing the Company, filing and clearing its registration statements with the Securities and Exchange Commission.

Management fee

Management fee for the year ended June 30, 2012 was $24,000 (June 30, 2012 was $24,000). The management fee was accrued to the president in respect of the services provided through the year in managing the Company’s daily affairs.

Legal fee

Legal fee for the year ended June 30, 2012 was $nil due to the Company has completed its filings, and has no material legal issues to consult lawyer. The legal fee for the year ended June 30, 2011 was $10,235. The fee is for filing and clearing our registration statement with the SEC. There was no legal fee paid for any other reasons.

General and administrative expenses

General and administrative expenses include business travel, expenses of a general nature in up-keeping the Company. For the year ended June 30, 2012, the general and administrative expenses were $47,553 (June 30, 2011 - $51,871.

Financial Condition, Liquidity and Capital Resources

At June 30, 2012, the Company had total assets of $199,951 (June 30, 2011 - $428,857) consisting of cash and cash equivalents of $198,087 (June 30, 2011 - $278,500), accounts receivable of $nil (June 30, 2011 - $150,000) and tax receivable of $1,865 (June 30, 2011 - $357). The decrease in accounts receivable was primarily due to no revenue generated in the year due to market condition.

Operations used $82,502 for the fiscal year ended June 30, 2012 (June 30, 2011 - $71,572).  Funds used in operations primarily relate to write off of bad debt in the year, increase in accounts receivable and increase in accounts payable and accrued liabilities.

Investing activities used nil for the fiscal year ended June 30, 2012 and nil for the year ended June 30, 2011 as well.

Financing activities provided $2,089 for the fiscal year ended June 30, 2012 (June 30, 2011 - $56,207), which is a decrease in due to related party. For the period of September 3, 2009 to June 30, 2012, financing activities provided $375,703 which was an increase in due to related party of $61,654 and proceeds from the issuance of common stock of $314,049.

B.           Liquidity and capital resources

We have financed our operations from our inception to June 30, 2012 from the issuance of equity securities and, to a lesser extent, from non-interest bearing loans from our founder, President and Chief Executive Officer Oliver Xing.

For the fiscal year ended June 30, 2012 and 2011, we did not sell any securities to raise fund. From September 3, 2009 to June 30, 2010, we sold approximately 1,541,666 shares of our common shares through private placements with investors and raised $314,049.  The offering is being conducted pursuant to the exemption provided by Regulation S, under the Securities Act of 1933.

As of June 30, 2012, we had approximately $198,087 of cash and cash equivalents (June 30, 2011 - $278,500).

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

For the next year ending June 30, 2013, the Company anticipates that it will pay for its administrative and operational costs from existing working capital, from current revenue stream, if any, and from private placements through investors.  Due to the development nature of our business, the Company believes it is difficult to estimate its development cash needs, but the Company believes it can raise sufficient working capital to cover its operation requirements, however, no assurances can be given that the Company will be able to raise cash from additional financing efforts.  If the Company is unable to obtain sufficient funds from future financing, or from current revenues, the Company’s operation could be materially negatively affected, its operation could be forced into suspension.

C.           Research and development, patents and licenses

We are not involved in any research and development and have no registered patents or licenses.  In the fiscal year ended June 30, 2012 and 2011, and for the period of September 3, 2009 to June 30, 2012, the Company did not have any research, development or patent expenses.

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

G.           Safe Harbor

We are projecting increased expenses.

We are projecting increased expenses for the fiscal year ending June 30, 2013 as our development stage business grows.  It is expected that these expenses will be caused primarily by:

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

ITEM 6.                      DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.           Directors and Senior Management.

Set forth below are particulars respecting our directors and executive officers as of June 30, 2012, and each person’s business experience.

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

Compensation

The Company has accrued total compensation of $60,000 to Oliver Xing for the fiscal year ended June 30, 2012 (June 30, 2011 was $60,000) for all services provided to the Company by Oliver Xing at the capacity as President, Chief Executive Officer and Chief Financial Officer, and Corporate Secretary, and for the period of September 3, 20009 to June 30, 2010, the compensation accrued was $60,000 which was paid by issuing common shares to the Oliver Xing at $0.01 per common share.  There is no stock option or other compensation for Oliver Xing.

Summary Compensation Table

						Non-	Nonqualified
						Equity	Deferred	All
Name						Incentive	Compensa-	Other
and				Stock	Option	Plan	tion	Compen-
Principal		Salary	Bonus	Awards	Awards	Compensation	Earnings	sation	Total
Position	Year	(US$)	(US$)	(US$)	(US$)	(US$)	(US$)	(US$)	(US$)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
Oliver Xing	2012	0	0	0	0	0	0	60,000	60,000
President	2011	0	0	0	0	0	0	60,000	60,000
	2010	0	0	60,000	0	0	0	0	60,000

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

C.           Employees.

As of June 30, 2012, we have no full time or part-time employee nor have we entered any negotiation with anyone concerning any employment with the Company. In the year ended June 30, 2011, we had used services of contractors on needed basis. We believe that we are a new start-up development stage company the current practice of using independent contractor(s) only on needed basis can better preserve company’s cash and reduce costs. However, we may hire full-time or part-time employee in the next twelve months if such need arises and we have determined that it is financially possible for the Company to do so.

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

The percentage of beneficial ownership before the offering is based on 11,541,666 common shares outstanding as of June 30, 2012.

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

For the year ended June 30, 2012, the Company accrued a total of $24,000 management fee and a total of $36,000 for consulting fee which is included in General and administrative fee category to compensate the president for all services rendered to the Company at the capacity as the President, Chief executive Officer, Chief Financial Officer and Secretary of the Company. The total compensation for the year ended June 30, 2012 is the same as for the year ended June 30, 2011. During the period from inception to June 30, 2010, the President has taken initiative to organize, source, secure funding for the Company, provide consulting and management services to the Company and provide necessary office space for the Company. The Company has booked related party transactions of professional fees of $60,000 and general and administrative fees of $40,000 for the period. These related party transaction fees were settled by the Company agreeing to issue to the President and parties related to the President 10,000,000 common shares at $0.01 per common share.

As of June 30, 2012, the President had loaned the Company $61,654 (June 30, 2010 - $59,566). The loan is non-interest bearing, due upon demand and unsecured.

ITEM 8.                      FINANCIAL INFORMATION

A.           Financial Statements and Other Financial Information.

This annual report on Form 20-F contains the financial information set forth under Item 18.

B.           Significant Changes.

There are no significant changes in the Company’s business practice, strategy and operation in the year ended June 30, 2012 and for the period of inception on September 3, 2009 to June 30, 2012.

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

ITEM 9.                      THE OFFER AND LISTING

Price History of Shares

The Company’s common shares are qualified to be traded in the United States on the OTC Bulletin Board. However, as of June 30, 2012, the trading has not commenced, so there is no information or data available to report. Even though our stock is listed on the OTCQB, if traded, the trading price and trading volume can be sporadic. No active established market established within or outside the United States existed for our common stock.

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

PART II

ITEM 13.                    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not Applicable.

ITEM 14.                    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable.

ITEM 15.                    CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Chief Financial Officer has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) and Rule 15d-15(e) of the Exchange Act) as of the end of the period covered by this report. Based on that evaluation, the Chief Financial Officer has concluded that, as of June 30, 2012, these disclosure controls and procedures were not effective to ensure that all information required to be disclosed by us in the reports that we file or submit under the Exchange Act is: (i) recorded, processed, summarized and reported, within the time periods specified in the Commission’s rule and forms; and (ii) accumulated and communicated to our management, as appropriate to allow timely decisions regarding required disclosure, primarily due to the Company’s minimal financial staff which prevents us from segregating duties, which management believes is a material weakness in our internal controls and procedures. We intend to address such weakness and work with our outside advisors to improve our controls and procedures as and when the circumstances of the Company permit this.

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

Management completed an assessment of the effectiveness of the Company’s internal control over financial reporting (“ICFR”) as of June 30, 2012, using the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) framework as contemplated by Rule 13a-15(c). Based on this assessment, the Company concluded that it did not have effective internal controls over financial reporting as of June 30, 2012.  The Company’s assessment of the effectiveness of the ICFR at June 30, 2012 identified certain material weaknesses as of that date.

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

Changes in Internal Control over Financial Reporting

As disclosed above, in fiscal 2012, the Company completed its assessment of its ICFR in place for the year ended June 30, 2012, using the COSO framework. Although the assessment was completed, there were no changes in the ICFR during the 2012 fiscal year that have materially affected, or are reasonably likely to materially affect, the Company’s ICFR.

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

ITEM 16C.                 PRINCIPAL ACCOUNTANT FEES AND SERVICES

The Company accrued $3,500 audit fees to MSCM LLP, Chartered Accountants during the fiscal year ended at June 30, 2012 (2011 – $11,000) due to significant reduction in business activities of the Company in the year. Audit fees consist of audit work performed in the preparation of financial statements and services that are normally provided in connection with statutory and regulatory filings.

There is no tax preparation fee or related services fee paid or payable for the year ended June 30, 2012  (June 30, 2011 – $nil).

There is no other services paid or payable to our Auditors for the year ended June 30, 2012 (June 30, 2011– $nil).

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

ITEM 18.                      FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Shareholders of

Ontario Solar Energy Corporation

We have audited the accompanying balance sheets of Ontario Solar Energy Corporation as at June 30, 2012 and 2011, and the related statements of operations, stockholders' equity and cash flows for each of the years in the two-year period ended June 30, 2012 and for the period September 3, 2009 (date of inception) to June 30, 2012.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these financial statements referred to above present fairly, in all material respects, the financial position of the Company as at June 30, 2012 and 2011, and the results of its operations and its cash flows for each of the two-year period ended June 30, 2012 and for the period September 3, 2009 (date of inception) to June 30, 2012 in conformity with accounting principles generally accepted in the United States of America.

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
August 30, 2012

701 Evans Avenue, 8th Floor, Toronto ON M9C 1A3, Canada T (416) 626-6000 F (416) 626-8650  MSCM.CA

ONTARIO SOLAR ENERGY CORPORATION
(A Development Stage Company)

Balance Sheets
As at June 30, 2012 and 2011

	June 30,	June 30,
	2012	2011
Assets
Current assets
Cash and cash equivalents	$198,087	$278,500
Accounts receivable	-	150,000
Tax receivable	1,864	357

Total current assets	199,951	428,857

Total assets	$199,951	$428,857

Liabilities and Stockholders’ Equity
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$5,216	$11,000
Loans payable - related party	61,654	59,565

Total current liabilities	66,870	70,565

Stockholders’ equity
Common stock, unlimited number of shares authorized without par value, 11,541,666 issued and outstanding	414,049	414,049
Accumulated deficit during the development period	(280,968)	(55,757)
	133,081	358,292
Total liabilities and stockholders’ equity	$199,951	$428,857

The accompanying notes are an integral part of the financial statements.

ONTARIO SOLAR ENERGY CORPORATION
(A Development Stage Company)

Statements of Operations
for the years ended June 30, 2012 and 2011
and the period from inception on September 3, 2009 to June 30, 2012

	Year ended June 30,	Year ended June 30,	Period from Inception on September 3, 2009 through to June 30,
	2012	2011	2012

Revenue	$-	$164,975	$164,975

Operating expenses
Bank service charge	220	441	760
Management fees	24,000	24,000	48,000
Legal fees	-	10,235	25,235
Audit and accounting fees	3,438	11,000	81,512
Interest income	-	-	(41)
Bad debt	150,000	-	150,000
General and administrative expenses	47,553	51,871	140,477

Total operating expenses	225,211	97,547	445,943

Net (loss) income for the period	$(225,211)	$67,428	$(280,968)

(Loss) income per common stock - basic and diluted	$(0.02)	$0.01

Weighted average common share outstanding - basic and diluted	11,541,666	11,541,666

The accompanying notes are an integral part of the financial statements.

ONTARIO SOLAR ENERGY CORPORATION
(A Development Stage Company)

Statements of Cash Flows
for the years ended June 30, 2012 and 2011
and for the period from inception on September 3, 2009 to June 30, 2012

	Year ended June 30,	Year ended June 30,	Period from Inception on September 3, 2009, through to June 30,
	2012	2011	2012

Cash flows from operating activities
Net (loss) income for the period	$(225,211)	$67,428	$(280,968)
Item not affecting cash
Shares issued for services	-	-	100,000
Changes in operating assets and liabilities
Decrease (increase) in accounts receivable	150,000	(150,000)	-
(Decrease) increase in accounts payable and accrued liabilities	(5,784)	11,000	5,216
Increase in tax receivable	(1,507)	-	(1,864)

Net cash used in operating activities	(82,502)	(71,572)	(177,616)

Cash flows from financing activities
Increase in payable to related party	2,089	56,207	61,654
Proceeds from issuance of common stock	-	-	314,049

Net cash provided by financing activities	2,089	56,207	375,703

Net (decrease) increase in cash and cash equivalents	(80,413)	(15,365)	198,087

Cash and cash equivalents, beginning of the period	278,500	293,865	-

Cash and cash equivalents, end of the period	$198,087	$278,500	$198,087

The accompanying notes are an integral part of the financial statement.

ONTARIO SOLAR ENERGY CORPORATION
(A Development Stage Company)

Statements of Stockholders’ Equity
for the period from inception on September 30, 2009 to June 30, 2012

	Common Stock		Accumulated	Total stockholders’
	Shares	Amount	deficit	equity

Balance, September 3, 2009	-	$-	$-	$-

Shares issued for services, $0.01 per share	10,000,000	100,000	-	100,000

Shares issued for cash, $0.20 per share	1,475,000	295,000	-	295,000

Shares issued for cash, $0.29 per share	66,666	19,049	-	19,049

Net loss for the period	-	-	(123,185)	(123,185)

Balance, June 30, 2010	11,541,666	414,049	(123,185)	290,864

Net income for the year	-	-	67,428	67,428

Balance, June 30, 2011	11,541,666	414,049	(55,757)	358,292

Net loss for the year	-	-	(225,211)	(225,211)

Balance, June 30, 2012	11,541,666	$414,049	$(280,968)	$133,081

The accompanying notes are an integral part of these financial statements.

ONTARIO SOLAR ENERGY CORPORATION
(A Development Stage Company)

Notes to the Financial Statements
June 30, 2012 and 2011

1.  ORGANIZATION AND BUSINESS OPERATIONS

Ontario Solar Energy Corporation (“the Company”) was incorporated under the laws of the Province of Ontario, Canada on September 3, 2009. The Company is in the development stage as defined under the Financial Accounting Standards Board (“FASB”) codification 915 “Development Stage Entities” and it intends to commence business operations by providing consulting services to solar energy developers in Ontario, Canada.  The Company has not generated any revenue in 2012 and only generated $164,975 in revenue since inception.  Consequently its operations are subject to all risks inherent in the establishment of a new business enterprise.

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

b)     Going Concern

The financial statements have been prepared on a going concern basis which assumes the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.  The Company incurred a loss of $225,211 for the year ended June 30, 2012 and incurred net income for the year ended June 30, 2011 of $67,428 due to adverse policy development in solar energy fit-in-tariff program by the Ontario Government.  Specifically, the Ontario government reduced the solar energy fit-in-tariff rate by 20% and the price will be set when a contract is offered by the Ontario Government as opposed to when an application was submitted to the province.  These principle changes significantly increased risks to solar energy development, and resulted in a substantial decrease of participants in solar energy developments in Ontario.  Many active participants withdrew from solar energy development or ceased any further activities.  The Company had to write-off a $150,000 receivable in the year, resulting in an accumulated deficit of $280,968 from inception on September 3, 2009 to June 30, 2012.  Further losses are anticipated in the development of the Company’s business raising substantial doubt about the Company's ability to continue as a going concern.  The ability to continue as a going concern is dependent upon the Company generating profitable operations in the future and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due. Management intends to finance operating costs over the next twelve months with existing cash on hand and with loans from director and/or private placements of common stock.  However, there is no certainty that financing will be successful or will be on terms favourable to the Company.

ONTARIO SOLAR ENERGY CORPORATION
(A Development Stage Company)

Notes to the Financial Statements
June 30, 2012 and 2011

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

c)     Use of Estimates and Assumptions

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year.  Financial statement items subject to significant management judgment include revenue recognition; the completeness of accounts payable and accrued liabilities, and allowance for doubtful accounts.  While management believes that the estimates and assumptions are reasonable and appropriate in the circumstances, actual results may differ.

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

e)    Stock-Based Compensation

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

f)      Income Taxes

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

ONTARIO SOLAR ENERGY CORPORATION
(A Development Stage Company)

Notes to the Financial Statements
June 30, 2012 and 2011

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

g)     Fair Value of Financial Instruments

Fair value is defined under ASC Topic 820, “Fair Value Measurement and Disclosures”, as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or the most advantageous market for an asset or liability in an orderly transaction between participants on the measurement date.  Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs.  The standard describes a fair value hierarchy based on the levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value.  The levels are as follows:

• Level 1               -  Quoted prices in active markets for identical assets or liabilities;
•  Level 2-Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or corroborated by observable market data or substantially the full term of the assets or liabilities; and
•  Level 3-Unobservable inputs that are supported by little or no market activity and that are significant to the value of the assets or liabilities.

The Company’s financial instruments consist of cash and cash equivalents. Cash and cash equivalents was determined to be a Level 1 fair value measurement. The carrying amounts of cash and cash equivalents, accounts receivables, accounts payable and accrued liabilities and loans payable due to related party approximate their respective fair values because of the short maturities of these instruments.

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

ONTARIO SOLAR ENERGY CORPORATION
(A Development Stage Company)

Notes to the Financial Statements
June 30, 2012 and 2011

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

j)      Basic and Diluted Net Loss per Share

The Company computes net loss per share in accordance with ASC Topic 260, “Earning per Share” (“ASC 260”).  ASC 260 requires presentation of both basic and diluted earnings per share (EPS) on the face of the statement of operations.  Basic EPS is computed by dividing net loss available to common shareholders (numerator) by the weighted average number of  shares outstanding (denominator) during the period.  Diluted EPS gives effect to all potentially dilutive common shares outstanding during the period.  Diluted EPS excludes all potentially dilutive shares if their effect is anti-dilutive.

k)     Cash and Cash Equivalents

The Company considers all highly liquid instruments with a maturity of three months or less at the time of issuance to be cash equivalents.

3.  RECENT ACCOUNTING PRONOUNCEMENTS

In May 2011, the FASB issued ASU No. 2011-04, - Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards (“IFRS”) (ASU 2011-04) (codified within ASC Topic 820).  ASU 2011-04 gives value the same meaning between US GAAP and IFRS and improves consistency of disclosures relating to fair value.  ASU 2011-04 is effective for fiscal years beginning after December 15, 2011.  The Company does not expect the adoption of ASU 2011-04 will have a material impact on its financial position, results of operations and cash flows.

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

As at June 30, 2012 and June 30, 2011, the Company had no unrecognized tax benefits.  Management does not believe unrecognized tax benefits will significantly change within twelve months of the reporting date.  Interest and penalties related to income tax matters are recognized in income tax expenses.  As of June 30, 2012 and June 30, 2011 there is no accrued interest related to uncertain tax positions.

As of June 30, 2012, the Company had net operating loss carry forwards of approximately $280,968 (June 30, 2010 – $55,757) that may be available to reduce future years' taxable income through 2030.  Future tax benefits which may arise as a result of these losses have not been recognized in these financial statements, as their realization is determined not likely to occur and accordingly, the Company has recorded a valuation allowance for the deferred tax asset relating to these tax loss carry-forwards.

ONTARIO SOLAR ENERGY CORPORATION
(A Development Stage Company)

Notes to the Financial Statements
June 30, 2012 and 2011

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

For the years ended June 30, 2012 and 2011, the Company has not issued any common stock or granted any stock options.  The number of common shares outstanding as of June 30, 2012 is 11,541,666 (June 30, 2011 - 11,541,666).

6.  RELATED PARTY TRANSACTIONS

During the period from inception to June 30, 2012, the President has taken initiative to organize, source, secure funding for the Company, provide consulting and management services to the Company and provide necessary office space for the Company.  The Company has booked related party transactions of general and administrative fees of $36,000 (June 30, 2011 – $51,871) and management fees of $24,000 (June 30, 2011 - $24,000). $100,000 of the related party transaction fees incurred in the period of September 3, 2009 to June 30, 2010, were settled by the Company by issuing to the President and parties related to the President 10,000,000 common shares at $0.01 per common share in the fiscal year ended at June 30, 2010.

As of June 30, 2012, the President had loaned the Company $61,654 (June 30, 2011 - $59,565).  The loan is non-interest bearing, due on demand and unsecured.

ITEM 19.                      EXHIBITS

Exhibit No.	Document Description

3.1*	Articles of Incorporation
3.2*	Bylaws
5.1*	Legal Opinion
8.1*	Tax Opinion
23.1	Consent of MSCM,LLP, Chartered Accountants
23.2*	Consent of The Law Office of Conrad C. Lysiak, P.S.
31.1	Certification of Principal Executive Officer and Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 for the Chief Executive Officer and Chief Financial Officer.
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

*           Incorporated by reference to our Form F-1 filed on March 3, 2010.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf on August 30, 2012.

ONTARIO SOLAR ENERGY CORPORATION
(the “Registrant”)

BY:	OLIVER XING
Oliver Xing
President, Principal Executive Officer, Principal Financial Officer, Principal Accounting Officer, Treasurer and sole member of the Board of Directors

EXHIBIT INDEX

Exhibit No.	Document Description

3.1*	Articles of Incorporation
3.2*	Bylaws
5.1*	Legal Opinion
8.1*	Tax Opinion
23.1	Consent of MSCM,LLP, Chartered Accountants
23.2*	Consent of The Law Office of Conrad C. Lysiak, P.S.
31.1	Certification of Principal Executive Officer and Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 for the Chief Executive Officer and Chief Financial Officer.
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

*           Incorporated by reference to our Form F-1 filed on March 3, 2010.