Form 20-F
period 2013-06-30
Ontario Solar Energy Corp
filed 2013-10-02
CIK 1485541

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED JUNE 30, 2013

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM ___________ TO ___________

333-165163
(Commission File Number)

ONTARIO SOLAR ENERGY CORPORATION
(Exact name of registrant as specified in its charter)

255 Duncan Mill Road, Suite 203
Province of Ontario, Canada	Toronto, Ontario, Canada M3B 3H9
(Jurisdiction of incorporation or organization)	(Address of principal executive offices)

Oliver Xing, President
255 Duncan Mill Road, Suite 203
Toronto, Ontario, Canada M3B 3H9
(416) 510-2991
(Name, telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered pursuant to Section 12(g) of the Act:	Securities registered pursuant to section 15(d) of the Act:
NONE	COMMON STOCK

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report as of October 2, 2013              11,541,666             .

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

ITEM 2.                      OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.                      KEY INFORMATION

A.           Selected financial data.

The following selected financial data for the years ended June 30, 2013 and 2012 is derived from our audited financial statements.  The selected financial data, as well as the financial statements and accompanying notes, are prepared in accordance with accounting principles generally accepted in the United States.  The Registrant presents its financial statements in United States dollars.  All dollar amounts in this Form 20-F are in United States dollars, except where otherwise indicated. You should read the following selected financial data with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and accompanying notes and other financial information included elsewhere in this annual report.

	Year ended June 30, 2013	Year ended June 30, 2012	Period from inception to June 30, 2013

Revenue	$-	$-	$164,975
Operating expenses	69,076	225,212	344,497
Net Income (loss)	(69,076)	(225,212)	(344,497)

Income (loss) per share – basic	$(0.01)	$(0.02)
Income (loss) per share – diluted	$(0.01)	$(0.02)

Weighted average number of shares outstanding	11,541,666	11,541,666

	Year ended June 30, 2013	Year ended June 30, 2012
Balance Sheet Data
Cash and cash equivalent	$17,168	$198,087
Total current assets	166,443	199,951
Total assets	166,443	199,951
Total current liabilities	102,438	66,870
Total liabilities	102,438	66,870
Total accumulated deficits	(350,044)	(280,968)
Total shareholders’ equity	64,005	133,081

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

It may be difficult to evaluate our business and prospects because we have a limited operating history.  We were incorporated on September 3, 2009 under the laws of the Province of Ontario, Canada.  In our four years of operations, we focused our business developments and we only have limited revenue and there is no assurance of future revenue generation. Our operation is still in development stage and is susceptible to all risks associated with start-up company. Our ability to achieve and maintain profitability and positive cash flow is dependent upon:

*           our ability to attract clients who will buy our services
*           our ability to generate revenues through the sale of our services

There can be no assurance that we will be able to secure clients and generate revenue.

Our auditor has issued a going concern.

Our auditors have issued a going concern opinion. This means that there is substantial doubt that we will be an ongoing business for the next twelve months. Our cumulative loss since inception to June 30, 2013 is $350,044 and will require sufficient financing to continue our business.

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

Because our sole officer and director is inexperienced with providing consulting services related to solar energy, we may have to hire qualified persons to assist him with our consulting services.  Our sole officer and director has no direct formal training or experience in this area and as a result may not be fully aware of many of the specific requirements related to working within the industry. Management’s decisions and choices may not take into account standard engineering or managerial approaches companies commonly use. Consequently our operations, earnings and ultimate financial success could suffer irreparable harm due to management’s lack of experience in this industry.  As a result we may have to suspend or cease operations which will result in the loss of your investment.

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

During the year ended June 30, 2012, the Ontario Government  significantly reduced the rate on the Fit-in-tariff on Solar Energy, and as a result, the solar energy industry in Ontario encountered substantial uncertainties in the past year, and has negatively affected our business.

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

Oliver Xing  owns 8,500,000 shares of our common stock and has the ability to exert substantial influence over the company . As a result, Oliver Xing will be able to elect all of our directors and control our operations, which could decrease the price and marketability of the shares.

Because there is no active public trading market for our common stock, you may not be able to resell your stock.

Our stock is quoted on the over-the-counter bulletin board under the symbol of ‘ONTRF’, however, our stock is very thinly traded. You may not be able to sell your stock.  If you do want to resell your shares, you may have to locate a buyer and negotiate your own sale.

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

Since we are a Canadian company and all of our assets, officers, directors are located in Canada, you may not be able to enforce any United States judgment for claims you may bring against us.

We have been organized under the laws of the Province of Ontario, Canada.  All of our assets are located outside the United States. In addition, our sole officer and director are residents of Canada.  While a cross boarder treatise exists between the United States and Canada relating to the enforcement of foreign judgments, the process of such is cumbersome and in some cases has prevented the enforcement of judgments.  As a result, while actions may be brought in Canada, it may be impossible for you to affect service of process within the United States upon us or these persons or to enforce against us or these persons any judgments in civil and commercial matters, including judgments under United States federal securities laws. In addition, a Canadian court may not permit you to bring an original action in Canada or to enforce in Canada a judgment of a U.S. court based upon civil liability provisions of U.S. federal securities laws.

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

RISK FACTORS RELATED TO OWNING OUR STOCK

Control by existing shareholder, anti-takeover effects

As of June 30, 2013, Oliver Xing, our President and Chief Executive Officer and director, personally and indirectly through his spouse, beneficially owned approximately 9,250,000 shares or 80.14 % of our outstanding common shares.  As a result, Mr. Xing can exert substantial influence over us and influence most matters requiring shareholder approval, including the election of directors, and thereby exercise significant control over our affairs.  The voting power of Mr. Xing under certain circumstances could have the effect of delaying or preventing a change in our control, the effect of which may be to deprive you of a control premium that might otherwise be realized in connection with our acquisition.

No Established Public Trading Market

Our shares are qualified to begin trading on the Over the Counter Bulletin Board (OTCBB) on March 2011, however, at present our shares has only been very thinly traded, and there is no assurance that a significant trading market will develop, or if developed, that such market will be sustained.

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

Our common stock trades in the over-the-counter market on the OTCBB.  As a result, an investor may find it more difficult to dispose of, or to obtain accurate quotations as to the value of, our common stock. Because our common stock is subject to federal securities rules affecting penny stock, the market liquidity for our common stock may be adversely affected.

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

ITEM 4.                      INFORMATION ON THE COMPANY

A.           History and Development of the Company.

The Company was incorporated under the laws of the Province of Ontario, Canada on September 3, 2009. The Company is in the development stage as defined under the Financial Accounting Standards Board (“FASB”) codification 915 “Development Stage Entities” and it intends to commence business operations by providing consulting services to solar energy developers in Ontario, Canada. The Company has not generated any revenue for the period of September 3, 2009 to June 30, 2010, and only generated $164,975 revenue for the year ended June 30, 2011, and generated no revenue in the years ended June 30, 2012,  and June 30, 2013. The Company only generated $10,042 in interest income for the year ended June 30, 2013. Management believes the Company’s operations are subject to all risks inherent in the establishment of a new business enterprise because its revenue is still an immaterial amount and there is no assurance that future revenue will be generated. The Solar energy consulting business is highly competitive.

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

We intend to promote our services primarily in Canada, in the Province of Ontario.

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

Our Strategy

We intend to establish a consulting business to provide advice regarding the use of solar energy for in the business environment; assessing property for implementing a solar energy system; and advising customers on the available equipment; and contracting with third parties to install solar equipment.  We do not have any tentative or pending business agreements or business combination transactions.  Further, and again, we have no plans to merge with, be acquired by, or acquire another business.  At the outset, because Mr. Xing does not have experience in the solar energy field, he may have to provide these services through consultation with experienced third parties.  As of the date of this report, we have not contacted any experienced third parties, nor is there any assurance that we will or have to retain third parties.  If we do have to retain third parties we will, in the future, but not now, consider budgeting funds for their retention.  In the event that Oliver Xing does not believe that he is qualified to provide effective consulting services related to one or more issues, we will hire others to provide such services.

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

Target Market

We will promote our services, discussing them with companies that are seeking advice about solar energy.  We also anticipate utilizing several other marketing activities in our attempt to make our services known to corporations and attract clientele. These marketing activities will be designed to inform potential clients about the benefits of using our services and will include the following: development and distribution of marketing literature, direct mail and email, advertising, promotion of our website, and developing industry analyst relations.

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

ITEM 4A.                   UNRESOLVED STAFF COMMENTS

None.

ITEM 5.                      OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.           Operating Results

The following discussion should be read in conjunction with our financial statements and the accompanying notes appearing elsewhere in this annual report.

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles.  Our functional currency is the Canadian dollar.  Our financial statements are reported in United States dollars.

Sources of Revenue

For the year ended June 30, 2013, our revenue is $nil (June 30, 2012 - $nil). We had no revenue generated due to substantial reduction in the rate of fit-in-tariff on solar energy in Ontario. As a result, industrial players are taking a wait-and-see approach to new solar energy development projects. We expect the situation will continue into the foreseeable future.

Revenue Recognition

We recognize revenue when services are provided.

Operating Results

The following is management’s discussion and analysis of our financial condition and results of its operations for the fiscal years ended June 30, 2013 and 2012 and for the period of September 3, 2009, our date of inception, to June 30, 2013.  Because we are an emerging company, the comparisons between our financial statements may not be meaningful and may not necessarily be indicative of our future results of operation.

Revenues

For the year ended June 30, 2013, we have generated no revenue other than $10,042 in interest income (June 30, 2012 - $nil in gross revenue). The reason that we did not generate any revenue is due to the facts that the Ontario Government has implemented changes in the rate of Fit-in-tariff, and solar energy markets in Ontario is very inactive. The Ontario policy change is still viewed as sudden and quick in nature. Many participants stopped their development programs and are assessing the risks. The Company believes it is prudent to conserve cash and assess the impact in the long run than simply venture out to expend the cash and lose its investment.

General and administrative expenses

General and administrative expenses include compensation expense, business travel, bank services charges, management consulting fees, expenses of a general nature in up-keeping the Company. For the year ended June 30, 2013, the general and administrative expenses were $61,887 (June 30, 2012 - $71,774).

Financial Condition, Liquidity and Capital Resources

At June 30, 2013, the Company had total assets of 166,433 (June 30, 2012 - $199,951) consisting of cash and cash equivalents of $17,168 (June 30, 2012 - $198,087), accounts receivable of $950 (June 30, 2012 - $nil) and tax receivable of $995 (June 30, 2012 - $1,864), and note receivable of $147,330 (June 30, 2012 - $nil).

Operations used $63,703 cash for the fiscal year ended June 30, 2013 (June 30, 2012 - $82,843).  Funds used in operations primarily relate to general and administrative expenses.

Investing activities used 147,330 for the fiscal year ended June 30, 2013 and nil for the year ended June 30, 2012.  Funds used in investing activities primarily relate to the increase in notes receivable in 2013.

Financing activities provided 30,114 for the fiscal year ended June 30, 2013 (June 30, 2012 - $2,430), which is due to an increase in loan payable to related party. For the period of September 3, 2009 to June 30, 2013, financing activities provided $405,817 comprised of an increase in loan payable to related party of $91,768 and proceeds from the issuance of common stock of $314,049.

B.           Liquidity and capital resources

We have financed our operations from our inception to June 30, 2013 from the issuance of equity securities and, to a lesser extent, from non-interest bearing loans from our founder, President and Chief Executive Officer Oliver Xing.

For the fiscal year ended June 30, 2013 and 2012, we did not sell any securities to raise funds. From September 3, 2009 to June 30, 2010, we sold approximately 1,541,666 shares of our common shares through private placements with investors and raised $314,049.  The offering was conducted pursuant to the exemption provided by Regulation S, under the Securities Act of 1933.

As of June 30, 2013, we had approximately $17,168 of cash and cash equivalents (June 30, 2012 - $198,087).

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

For the next year ending June 30, 2014, the Company anticipates that it will pay for its administrative and operational costs from existing working capital, from current revenue stream, if any, and from private placements through investors.  Due to the development nature of our business, the Company believes it is difficult to estimate its development cash needs, but the Company believes it can raise sufficient working capital to cover its operation requirements, however, no assurances can be given that the Company will be able to raise cash from additional financing efforts.  If the Company is unable to obtain sufficient funds from future financing, or from current revenues, the Company’s operation could be materially negatively affected, its operation could be forced into suspension.

C.           Research and development, patents and licenses

We are not involved in any research and development and have no registered patents or licenses.  In the fiscal year ended June 30, 2013 and 2012, and for the period of September 3, 2009 to June 30, 2013, the Company did not have any research, development or patent expenses.

D.           Trend information

For the next year, we intend to continue our tight cost control in order to potentially achieve profitability.  See Item 5A. “Operating and Financial Review and Prospects - Results of Operation” for additional trend information.

E.           Off-balance sheet arrangements

The Company does not have any off-balance sheet arrangements.

F.           Tabular disclosure of contractual obligations

The Company does not have any contractual obligations of the type required to be disclosed in this section.

G.           Safe Harbor

We are projecting increased expenses.

We are projecting increased expenses for the fiscal year ending June 30, 2014 as our development stage business grows.  It is expected that these expenses will be caused primarily by:

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

ITEM 6.                      DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.           Directors and Senior Management.

Set forth below are particulars respecting our directors and executive officers as of June 30, 2013, and each person’s business experience.

Name	Business Address	Position
Oliver Xing	255 Duncan Mill Road	Chief Executive Officer,
	Suite 203	President, Secretary
	Toronto, Ontario	Chief Financial Officer
	Canada M3B 3H9	Director

Since our inception on September 3, 2009, Oliver Xing has been our president, principal executive officer, secretary, treasurer, principal financial officer, principal accounting officer and sole member of the board of directors. Since May 17, 2010, Mr. Xing has been president, principal executive officer, secretary, treasurer, principal financial officer, principal accounting officer and sole director of CN Resources, Inc., an exploration stage company located in Toronto, Ontario, Canada.  From February, 2006 to May 2007, Mr. Xing was a Director, Chief Executive Officer and Chief Financial Officer of Arehada Mining Limited (formerly Dragon Capital Corporation), a Toronto Stock Exchange listed company.  Since March 18, 2005, Mr. Xing has been the managing partner of CRR Capital Markets, Inc. an exempt market dealer located in Ontario, Canada. Further, since 1996, Mr. Xing has been a business consultant to Toronto based corporations.  Since February 16, 1996, Mr. Xing has been a Chartered Accountant in Ontario, Canada.

Compensation

The Company has accrued total compensation of $60,000 to Oliver Xing for the fiscal year ended June 30, 2013 (June 30, 2012 was $60,000) for all services provided to the Company by Oliver Xing at the capacity as President, Chief Executive Officer and Chief Financial Officer, and Corporate Secretary.  There is no stock option or other compensation for Oliver Xing.

Summary Compensation Table

Name and Principal		Salary	Bonus	Stock Awards	Option Awards	Non- Equity Incentive Plan Compensation	Non- qualified Deferred Compensation Earnings	All Other Compensation	Total
Position	Year	(US$)	(US$)	(US$)	(US$)	(US$)	(US$)	(US$)	(US$)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
Oliver Xing	2013	0	0	0	0	0	0	60,000	60,000
President	2012	0	0	0	0	0	0	60,000	60,000
	2011	0	0	0	0	0	0	60,000	60,000

We have no employment agreement with any of our officers. We do not contemplate entering into any employment agreements until such time as we begin profitable operations.

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

C.           Employees.

As of June 30, 2013, we have no full time or part-time employee nor have we entered any negotiation with anyone concerning any employment with the Company. We believe that we are a new start-up development stage company the current practice of using independent contractor(s) only on needed basis can better preserve company’s cash and reduce costs. However, we may hire full-time or part-time employee in the next twelve months if such need arises and we have determined that it is financially possible for the Company to do so.

D.           Share Ownership.

The following table sets forth, as of the date of this report, the total number of shares owned beneficially by each of our directors, officers and key employees, individually and as a group, and the present owners of 5% or more of our total outstanding shares. The stockholders listed below have direct or indirect ownership of their shares and possesses sole voting and dispositive power with respect to the shares.

The percentage of beneficial ownership is as stated below and total issued and outstanding shares at the date of this report is 11,541,666 common shares.

	Number of		Percent
Name of owner	Shares	Position	of Class

Oliver Xing	6,000,000	President, Principal Executive	51.99%
		Officer, Secretary, Treasurer, Principal Financial Officer, Principal Accounting Officer and sole director

Early Bird Capital Corporation	2,250,000	Oliver Xing, our sole officer and director	19.49%
		owns 100% of the voting shares of Early Bird Capital Corporation

1547698 Ontario Limited	1,000,000	1547698 Ontario Limited is owned by	8.66%
		He Zheng who is the wife of Oliver Xing, our president. He Zheng currently holds 100% of the voting shares of 1547698 Ontario Limited.

All Officers and Directors as a Group (1 person)	9,250,000		80.14%

There are no options outstanding to purchase our shares of common stock.

ITEM 7.                      MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.           Major Shareholders.

The Company is not aware of any beneficial owners of 5% or more of the Company’s common stock other than those disclosed in Item 6.D above.

B.           Related Party Transactions.

All transactions with related parties have occurred in the normal course of operations and are recorded at the amount as agreed and exchanged.

For the year ended June 30, 2013, the Company accrued a total of $24,000 management fee and a total of $36,000 for consulting fee which is included in General and administrative fee category to compensate the president for all services rendered to the Company at the capacity as the President, Chief executive Officer, Chief Financial Officer and Secretary of the Company. The total compensation for the year ended June 30, 2013 is the same as for the year ended June 30, 2012.

As of June 30, 2013, the President had loaned the Company $91,768 (June 30, 2012 - $61,654). The loan is non-interest bearing, due upon demand and unsecured.

ITEM 8.                      FINANCIAL INFORMATION

A.           Financial Statements and Other Financial Information.

This annual report on Form 20-F contains the financial information set forth under Item 18.

B.           Significant Changes.

There are no significant changes in the Company’s business practice, strategy and operation in the year ended June 30, 2013 and for the period of inception on September 3, 2009 to June 30, 2013.

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

ITEM 9.                      THE OFFER AND LISTING

Price History of Shares

The Company’s common shares are qualified to be traded in the United States on the OTC Bulletin Board. However, as of June 30, 2013, active trading has not commenced, so there is no information or data available to report. Even though our stock is listed on the OTCQB, if traded, the trading price and trading volume can be sporadic. No active established market established within or outside the United States existed for our common stock.

Offering

There was no stock offering for the year ended June 30, 2013.

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

The Company has no subsidiaries.

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

PART II

ITEM 13.                    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not Applicable.

ITEM 14.                    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable.

ITEM 15.                    CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Chief Financial Officer has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) and Rule 15d-15(e) of the Exchange Act) as of the end of the period covered by this report. Based on that evaluation, the Chief Financial Officer has concluded that, as of June 30, 2013, these disclosure controls and procedures were not effective to ensure that all information required to be disclosed by us in the reports that we file or submit under the Exchange Act is: (i) recorded, processed, summarized and reported, within the time periods specified in the Commission’s rule and forms; and (ii) accumulated and communicated to our management, as appropriate to allow timely decisions regarding required disclosure, primarily due to the Company’s minimal financial staff which prevents us from segregating duties, which management believes is a material weakness in our internal controls and procedures. We intend to address such weakness and work with our outside advisors to improve our controls and procedures as and when the circumstances of the Company permit this.

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

Management completed an assessment of the effectiveness of the Company’s internal control over financial reporting (“ICFR”) as of June 30, 2012, using the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) framework as contemplated by Rule 13a-15(c). Based on this assessment, the Company concluded that it did not have effective internal controls over financial reporting as of June 30, 2013.  The Company’s assessment of the effectiveness of the ICFR at June 30, 2013 identified certain material weaknesses as of that date.

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

Changes in Internal Control over Financial Reporting

As disclosed above, in fiscal 2013, the Company completed its assessment of its ICFR in place for the year ended June 30, 2013, using the COSO framework. Although the assessment was completed, there were no changes in the ICFR during the 2013 fiscal year that have materially affected, or are reasonably likely to materially affect, the Company’s ICFR.

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

ITEM 16B.                 CODE OF ETHICS

The Company has not yet formally adopted a code of ethics applicable to all employees and directors. However, the Company recognizes the importance of formally establishing the Code of Ethics and will endeavor to adopt such Code of Ethics in the future.

ITEM 16C.                 PRINCIPAL ACCOUNTANT FEES AND SERVICES

The Company accrued $4,000 audit fees to MaloneBailey, LLP, Certified Public Accountants during the fiscal year ended at June 30, 2013 (2012 – $3,500) due to change in Auditors of the Company in the year. Audit fees consist of audit work performed in the preparation of financial statements and services that are normally provided in connection with statutory and regulatory filings.

There is no tax preparation fee or related services fee paid or payable for the year ended June 30, 2013  (June 30, 2012 – $nil).

There is no other services paid or payable to our Auditors for the year ended June 30, 2013 (June 30, 2012 – $nil).

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

Not Applicable.

ITEM 16E.                 PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not Applicable.

ITEM 16F.                 CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Our Auditors was changed from MSCM, LLP to Malone Bailey, LLP. The change is due to the fact that MSCM, LLP was merged with MNP, LLP recently and became a larger firm. The Company considered it is appropriate to engage another auditing firm to better serve the Company considering the Company’s stage of developments. There was no disagreement with the previous auditors.

ITEM 16G.                 CORPORATE GOVERNANCE

Not Applicable.

PART III

ITEM 17.                    FINANCIAL STATEMENTS

Financial Statements

The financial statements set forth under Item 18 are included as part of this annual report.

ITEM 18.                    FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Ontario Solar Energy Corporation

We have audited the accompanying balance sheet of Ontario Solar Energy Corporation (a development stage company) as of June 30, 2013 and the related statement of operations, stockholders’ equity and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.  The statements of operations, stockholders’ equity, and cash flows from September 3, 2009 (inception) to June 30, 2012 were audited by other auditors whose report dated August 30, 2012 expressed an unqualified opinion, with an explanatory paragraph discussing the Company’s ability to continue as a going-concern.  Our opinion on the statements of operations, stockholders’ equity, and cash flows from September 3, 2009 (inception) to June 30, 2012, insofar as it relates to the amounts for prior periods through June 30, 2012, is solely based on the report of other auditors.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatements. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of June 30, 2013 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company incurred losses from operations for the year ended June 30, 2013, and has an accumulated deficit as of June 30, 2013. These factors raise substantial doubt about the Company’s ability to continue as a going concern. Management's plans in regard to these matters are described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

MALONEBAILEY, LLP
www.malonebailey.com
Houston, Texas
September 30, 2013

ONTARIO SOLAR ENERGY CORPORATION
(A Development Stage Company)
Balance Sheets

	June 30	June 30
	2013	2012
Assets

Current assets
Cash and cash equivalents	$17,168	$198,087
Accounts receivable	950	-
Tax receivable	995	1,864
Note receivable	147,330	-
Total current assets	166,443	199,951

Total assets	$166,443	$199,951

Liabilities and Stockholders' Equity

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$10,670	$5,216
Loans payable - related party	91,768	61,654
Total current liabilities	102,438	66,870

Stockholders' equity
Common stock, unlimited number of shares authorized without par value, 11,541,666 issued and outstanding	414,049	414,049
Accumulated deficit during the development period	(350,044)	(280,968)
	64,005	133,081

Total liabilities and stockholders' equity	$166,443	$199,951

The accompanying notes are an integral part of these financial statements.

ONTARIO SOLAR ENERGY CORPORATION
(A Development Stage Company)
Statements of Operations
For the years ended June 30, 2013 and 2012
and the period from inception of September 3, 2009 to June 30, 2013

	Year ended June 30 2013	Year ended June 30 2012	Period From Inception on September 3, 2009 through to June 30, 2013

Revenue	$-	$-		$164,975

Operating expenses
Legal fees	-	-		25,235
Audit and accounting fees	11,684	3,438		93,196
Interest income	(10,042)	-		(10,083)
Bad-debt	-	150,000		150,000
FX Exchange (gain) loss	5,547	-		5,547
General and administrative expenses	61,887	71,773		251,124
Total operating expenses	69,076	225,211		515,019

Net income (loss) for the periods	$(69,076)	$(225,211)		$(350,044)

Income (loss) per common stock - basic and diluted	$(0.01)	$(0.02)	$

Weighted average common share outstanding - Basic and diluted	11,541,666	11,541,666

The accompanying notes are an integral part of these financial statements.

ONTARIO SOLAR ENERGY CORPORATION
(A Development Stage Company)
Statements of Cash Flows
For the years ended June 30, 2013 and 2012
and for the period from inception of September 3, 2009 to June 30, 2013

	Year ended June 30 2013	Year ended June 30 2012	Inception September 3, 2009 to June 30, 2013
Cash Flows From Operating Activities
Net (loss) for the period	$(69,076)	$(225,211)	$(350,044)
Adjustments to reconcile net (loss) to net cash
Shares issued for services	-	-	100,000
Bad Debt Expense	-	150,000	150,000
Changes in operating assets and liabilities
decrease in accounts receivable	(950)		(150,950)
decrease in accounts payable and accrued liabilities	5,454	(6,125)	10,670
decrease in tax receivable	869	(1,507)	(995)
Net cash used in operating activities	(63,703)	(82,843)	(241,319)

Cash Flows From Investing Activities
Issuance of Note Receivable	(147,330)	-	(147,330)
Net cash used in investing activities	(147,330)	-	(147,330)

Cash Flows From Financing Activities
Increase in payable to related party	30,114	2,430	91,768
Proceeds from issuance of common stock	-	-	314,049
Net cash provided by financing activities	30,114	2,430	405,817

Net increase (decrease) in cash and cash equivalents	(180,919)	(80,413)	17,168
Cash and cash equivalents, beginning of the period	198,087	278,500	-
Cash and cash equivalents, end of the period	$17,168	$198,087	$17,168

The accompanying notes are an integral part of these financial statements.

ONTARIO SOLAR ENERGY CORPORATION
(A Development Stage Company)
Statements of Stockholders' Equity
For the period from inception of September 3, 2009 to June 30, 2013

	Common Stock		Accumulated	Total Stockholders'
	Shares	Amount	Deficit	Equity
Balance, September 3, 2009	-	$-	$-	$-

Shares Issued for services, $0.01 per share	10,000,000	100,000	-	100,000

Shares issued for cash, $0.20 per share	1,475,000	295,000	-	295,000

Shares issued for cash, $0.29 per share	66,666	19,049	-	19,049

Net loss for the period	-	-	(123,185)	(123,185)

Balance, June 30, 2010	11,541,666	414,049	(123,185)	290,864

Net income for the period	-	-	67,428	67,428

Balance, June 30, 2011	11,541,666	$414,049	$(55,757)	$358,292

Net loss for the year	-	-	(225,211)	(225,211)

Balance, June 30, 2012	11,541,666	$414,049	$(280,968)	$133,081

Net loss for the year	-	-	(69,076)	(69,076)

Balance, June 30, 2012	11,541,666	$414,049	$(350,044)	$64,005

The accompanying notes are an integral part of these financial statements.

ONTARIO SOLAR ENERGY CORPORATION
(A Development Stage Company)

Notes to the Financial Statements
June 30, 2013 and 2012

1.  ORGANIZATION AND BUSINESS OPERATIONS

Ontario Solar Energy Corporation (“the Company”) was incorporated under the laws of the Province of Ontario, Canada on September 3, 2009. The Company is in the development stage as defined under the Financial Accounting Standards Board (“FASB”) codification 915 “Development Stage Entities” and it intends to commence business operations by providing consulting services to solar energy developers in Ontario, Canada.  The Company has not generated any revenue in 2013 and only generated $164,975 in revenue since inception. Consequently its operations are subject to all risks inherent in the establishment of a new business enterprise.

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

b)      Going Concern

The financial statements have been prepared on a going concern basis which assumes the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.  The Company incurred a loss of $69,076 for the year ended June 30, 2013 and incurred net loss for the year ended June 30, 2012 of $225,211. Due to adverse policy development in solar energy fit-in-tariff program by Ontario Government, specifically, Ontario government reduced solar energy fit-in-tariff rate by 20% and the price will be set when a contract is offered by the Ontario Government as opposed to when an application was submitted to the province. These principle changes significantly increased risks of solar energy developments, and resulted substantial decrease in participations of solar energy developments in Ontario. Many active participants withdraw from solar energy developments or stopped any further activities. The Company had to write-off a $150,000 receivable in 2012, resulting in an accumulated deficit of $350,044 from inception on September 3, 2009 to June 30, 2013, further losses are anticipated in the development of its business raising substantial doubt about the Company's ability to continue as a going concern.  The ability to continue as a going concern is dependent upon the Company generating profitable operations in the future and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due. Management intends to finance operating costs over the next twelve months with existing cash on hand and with loans from a director and/or private placements of common stock. However, there is no certainty that financing will be successful or will be on terms favourable to the Company.

ONTARIO SOLAR ENERGY CORPORATION
(A Development Stage Company)

Notes to the Financial Statements
June 30, 2013 and 2012

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
June 30, 2013 and 2012

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

•	Level 1-Quoted prices in active markets for identical assets or liabilities;

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

h)     Foreign Currency Transactions

The Company's functional is the Canadian dollars and reporting currency is the United States dollar. Foreign currency transactions are remeasured into the Company’s reporting currency with amounts resulting from changes in exchange rates being reported in income.

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
June 30, 2013 and 2012

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

j)      Basic and Diluted Net Loss per Share

The Company computes net loss per share in accordance with ASC Topic 260, “Earnings per Share” (“ASC 260”). ASC 260 requires presentation of both basic and diluted earnings per share (EPS) on the face of the statement of operations.  Basic EPS is computed by dividing net loss available to common shareholders (numerator) by the weighted average number of shares outstanding (denominator) during the period.  Diluted EPS gives effect to all potentially dilutive common shares outstanding during the period.  Diluted EPS excludes all potentially dilutive shares if their effect is anti-dilutive.

k)     Cash and Cash Equivalents

The Company considers all highly liquid instruments with a maturity of three months or less at the time of issuance to be cash equivalents.

l)      Accounts Receivable

Trade and other accounts receivable are carried at face value less any provisions for uncollectible accounts considered necessary.  Bad debt expense is recognized based on management’s estimate of likely losses per year, and an estimate of current year uncollectible amounts.

3.  RECENT ACCOUNTING PRONOUNCEMENTS

The Company’s management does not expect the adoption of recently issued accounting pronouncements to have a significant impact on our results of operations, financial position, or cash flow.

4.  INCOME TAXES

Potential benefits of income tax losses are not recognized in the accounts until realization is more likely than not. The Company has adopted ASC 740, “Accounting for Income Taxes” (“ASC 740”) as of its inception.  Pursuant to ASC 740, the Company is required to compute tax asset benefits for net operating losses carried forward.  Potential benefits of net operating losses have not been recognized in these financial statements because the Company cannot be assured it is more likely than not it will utilize the net operating losses carried forward in the future years.

As of June 30, 2013, the Company had net operating loss carry forwards of approximately $240,000 (June 30, 2012 – $280,968) that may be available to reduce future years' taxable income through 2033.  Future tax benefits which may arise as a result of these losses have not been recognized in these financial statements, as their realization is determined not likely to occur and accordingly, the Company has recorded a valuation allowance for the deferred tax asset relating to these tax loss carry-forwards.

ONTARIO SOLAR ENERGY CORPORATION
(A Development Stage Company)

Notes to the Financial Statements
June 30, 2013 and 2012

5.  COMMON STOCK

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

During the years ended June 30, 2013, 2012 and 2011, the Company did not issue any common stock or grant any stock options.

6.  RELATED PARTY TRANSACTIONS

During the period from inception to June 30, 2013, the President has taken initiative to organize, source, secure funding for the Company, provide consulting and management services to the Company and provide necessary office space for the Company.  The Company has booked related party transactions of consulting fees of $36,000 (June 30, 2012 – $36,000) and management fees of $24,000 (June 30, 2012 - $24,000).

As of June 30, 2013, the President had loaned the Company $91,768 (June 30, 2012 - $61,654).  The loan is non-interest bearing, due on demand and unsecured.

7.  NOTE RECEIVABLE

During the current fiscal year, the Company loaned a third party $150,000 in Canadian funds.  The note was valued at US $147,330 upon issuance.  The note bears 8% interest and is due on demand.  As of June 30, 2013, the Company has an interest receivable of $950 and is included in accounts receivable in the balance sheet.

ITEM 19.                    EXHIBITS

Exhibit No.	Document Description

31.1	Certification of Principal Executive Officer and Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 for the Chief Executive Officer and Chief Financial Officer.
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf on October 2, 2013

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