Form 20-F
period 2014-06-30
Blackrock Oil Corp
filed 2014-10-31
CIK 1485541

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED JUNE 30, 2014

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM ___________ TO ___________

333-165163

(Commission File Number)

BLACKROCK OIL CORPORATION

(Exact name of registrant as specified in its charter)

255 Duncan Mill Road, Suite 203
Province of Ontario, Canada	Toronto, Ontario, Canada M3B 3H9
(Jurisdiction of incorporation or organization)	(Address of principal executive offices)

Oliver Xing, President

255 Duncan Mill Road, Suite 203

Toronto, Ontario, Canada M3B 3H9

(416) 510-2991

(Name, telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered pursuant to Section 12(g) of the Act:	Securities registered pursuant to section 15(d) of the Act:
NONE	COMMON STOCK

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report as of October 31, 2014           32,781,666         .

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

Blackrock Oil Corporation, or the Company, desires to take advantage of the safe harbour provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbour legislation. This document and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. The words ‘‘believe’’, ‘‘expect’’, ‘‘anticipate’’, ‘‘intends’’, ‘‘estimate’’, ‘‘forecast’’, ‘‘project’’, ‘‘plan’’, ‘‘potential’’, ‘‘will’’, ‘‘may’’, ‘‘should’’, ‘‘expect’’ and similar expressions identify forward-looking statements.  Please note in this annual report, ‘‘we’’, ‘‘us’’, ‘‘our’’, ‘‘the Company’’, all refer to the Company.

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

ITEM 2.                      OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.                      KEY INFORMATION

A.           Selected financial data.

The following selected financial data for the years ended June 30, 2014 and 2032 is derived from our audited financial statements.  The selected financial data, as well as the financial statements and accompanying notes, are prepared in accordance with accounting principles generally accepted in the United States.  The Registrant presents its financial statements in United States dollars.  All dollar amounts in this Form 20-F are in United States dollars, except where otherwise indicated. You should read the following selected financial data with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and accompanying notes and other financial information included elsewhere in this annual report.

	Year ended June 30, 2014	Year ended June 30, 2013

Revenue	$-	$-
Operating expenses	57,579	69,076
Net Income (loss)	(57,579)	(69,076)

Income (loss) per share – basic and diluted	$(0.00)	$(0.01)

Weighted average number of shares outstanding	11,541,666	11,541,666

	Year ended June 30, 2014	Year ended June 30, 2013
Balance Sheet Data
Cash and cash equivalent	$6,336	$17,168
Total current assets	152,472	166,443
Total assets	152,472	166,443
Total current liabilities	152,805	102,438
Total liabilities	152,805	102,438
Total accumulated deficits	(407,623)	(350,044)
Total shareholders’ equity	13,185	64,005

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

It may be difficult to evaluate our business and prospects because we have a limited operating history.  We were incorporated on September 3, 2009 under the laws of the Province of Ontario, Canada.  In our five years of operations, we focused our business developments and we only have limited revenue and there is no assurance of future revenue generation. Our operation is still in development stage and is susceptible to all risks associated with start-up company. Our ability to achieve and maintain profitability and positive cash flow is dependent upon:

*             our ability to source, analyze, finance and acquire oil and gas properties;

*             our ability to generate revenues through the sale of our oil production.

There can be no assurance that we will be able to successfully acquire an oil and gas assets at reasonable cost and generate revenue from

Our auditor has issued a going concern.

Our auditors have issued a going concern opinion. This means that there is substantial doubt that we will be an ongoing business for the next twelve months. Our cumulative loss since inception to June 30, 2014 is $407,623 and will require sufficient financing to continue our business.

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

Because our management does not have technical training or experience in evaluating oil gas assets, we may have to hire qualified personnel. If we can’t locate qualified personnel, we may have to suspend or cease operations which will result in the loss of your investment.

Because our sole officer and director is inexperienced with providing technical evaluation of oil and gas properties, we may have to hire qualified persons to assist him in acquisitions.  Our sole officer and director has no direct formal training or experience in this area and as a result may not be fully aware of many of the specific requirements related to working within the industry. Management’s decisions and choices may not take into account standard engineering or managerial approaches companies commonly use. Consequently our operations, earnings and ultimate financial success could suffer irreparable harm due to management’s lack of experience in this industry.  As a result we may have to suspend or cease operations which will result in the loss of your investment.

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

We may not be able to compete with others in the energy field and as a result may have to suspend or cease operations.

We are small and have not yet begun material operations.  As a result we may not be able to compete with other energy development business.  If we are unable to compete with other oil companies, we may have to suspend or cease operations - and in that event it is possible you could lose your entire investment.

There are risks inherent in foreign operations, such as adverse changes in currency values and foreign regulations relating to our business operations.

Our well and operations are located outside the US and are subject to certain risks related to the indirect ownership and development of foreign properties, including adverse changes in currency values, foreign taxes, US taxes on the repatriation of funds to the US, and other laws and regulations, any of which may have a material adverse effect on our properties, financial condition, results of operations, or cash flows.

We have limited management and staff and will be dependent upon contract arrangements.

We have no full time employee as of June 30, 2014. We expect that we will continue to require the services of independent consultants and contractors to perform various professional services, including reservoir engineering, land, legal, environmental, and tax services. We also plan to pursue alliances with partners in the areas of geological and geophysical services and prospect generation, evaluation, and prospect leasing. Our dependence on third party consultants and service providers creates a number of risks, including but not limited to:

●	the possibility that such third parties may not be available to us as and when needed; and
●	the risk that we may not be able to properly control the timing and quality of work conducted with respect to our projects.

If we experience significant delays in obtaining the services of such third parties or poor performance by such parties, our results of operations may be materially adversely affected.

Oil and natural gas prices are volatile. A decline in prices could adversely affect our financial condition, results of operations, cash flows, access to capital, and ability to grow.

Our revenues, results of operations, future rate of growth, and the carrying value of our oil and gas properties depend heavily on the prices we receive for the crude oil and natural gas we sell. Prices also affect the amount of cash flow available for capital expenditures and our ability to borrow money or raise additional capital. The markets for crude oil and natural gas have historically been, and are likely to continue to be, volatile and subject to wide fluctuations in response to numerous factors, including the following:

●	worldwide and domestic supplies of oil and gas, and the productive capacity of the oil and gas industry as a whole;
●	changes in the supply and the level of consumer demand for such fuels;
●	overall global and domestic economic conditions;
●	political conditions in oil, natural gas, and other fuel-producing and fuel-consuming areas;
●	the extent of US and Canadian domestic oil and gas production and the consumption and importation of such fuels and substitute fuels in US and Canada and other relevant markets;
●	the availability and capacity of gathering, transportation, processing, and/or refining facilities in regional or localized areas that may affect the realized price for crude oil or natural gas;
●	the price and level of foreign imports of crude oil, refined petroleum products, and liquefied natural gas;
●	weather conditions, including effects of weather conditions on prices and supplies in worldwide energy markets;
●	technological advances affecting energy consumption and conservation;
●	the ability of the members of the Organization of Petroleum Exporting Countries and other exporting countries to agree to and maintain crude oil prices and production controls;
●	the competitive position of each such fuel as a source of energy as compared to other energy sources;
●	strengthening and weakening of the US dollar relative to other currencies; and
●	the effect of governmental regulations and taxes on the production, transportation, and sale of oil, natural gas, and other fuels.

These factors and the volatility of the energy markets make it extremely difficult to predict future oil and gas price movements with any certainty, but in general we expect oil and gas prices to continue to fluctuate significantly.

Sustained declines in oil and gas prices would not only reduce our revenues but also could reduce the amount of oil and gas that we can produce economically and, as a result, could have a material adverse effect on our financial condition, results of operations, cash flows, and reserves. Further, oil and gas prices do not necessarily move in tandem. Prices for sales of our oil production are primarily affected by global oil prices, and the volatility of those prices will affect future oil revenues.

Competition in the oil and natural gas industry is intense, and many of our competitors have greater financial, technical, and other resources than we do.

We face intense competition from major oil and gas companies and independent oil and gas exploration and production companies who seek oil and gas investments throughout the world, as well as the equipment, expertise, labor, and materials required to explore, develop, and operate crude oil and natural gas properties. Many of our competitors have financial, technical, and other resources vastly exceeding those available to us, and many crude oil and natural gas properties are sold in a competitive bidding process in which our competitors may be able and willing to pay more for development prospects and productive properties, or in which our competitors have technological information or expertise that is not available to us to evaluate and successfully bid for the properties. In addition, shortages of equipment, labor, or materials as a result of intense competition may result in increased costs or the inability to obtain those resources as needed. We may not be successful in acquiring, exploring, and developing profitable properties in the face of this competition.

We also compete for human resources. The need for talented people across all disciplines in the industry has grown, while the number of talented people available has not grown at the same pace, and in many cases, is declining due to the demographics of the industry.

Our operations are subject to complex laws and regulations, including environmental regulations that result in substantial costs and other risks.

Legislation and regulations affecting the industry are under constant review for amendment or expansion, raising the possibility of changes that may become more stringent and, as a result, may affect, among other things, the pricing or marketing of crude oil and natural gas production. Noncompliance with statutes and regulations and more vigorous enforcement of such statutes and regulations by regulatory agencies may lead to substantial administrative, civil, and criminal penalties, including the assessment of natural resource damages, the imposition of significant investigatory and remedial obligations, and may also result in the suspension or termination of our operations. The overall regulatory burden on the industry increases the cost to place, design, drill, complete, install, operate, and abandon wells and related facilities and, in turn, decreases profitability.

Governmental authorities regulate various aspects of drilling for and the production of crude oil and natural gas, including the permit and bonding requirements of drilling wells, the spacing of wells, the unitization or pooling of interests in crude oil and natural gas properties, rights-of-way and easements, environmental matters, occupational health and safety, the sharing of markets, production limitations, plugging, abandonment, and restoration standards, and oil and gas operations. Public interest in environmental protection has increased in recent years, and environmental organizations have opposed, with some success, certain projects. Under certain circumstances, regulatory authorities may deny a proposed permit or right-of-way grant or impose conditions of approval to mitigate potential environmental impacts, which could, in either case, negatively affect our ability to explore or develop certain properties. Governmental authorities also may require any of our ongoing or planned operations on their leases or licenses to be delayed, suspended, or terminated. Any such delay, suspension, or termination could have a material adverse effect on our operations.

Our operations are also subject to complex and constantly changing environmental laws and regulations adopted by federal, state, tribal, and local governmental authorities in jurisdictions where we are engaged in exploration or production operations. New laws or regulations, or changes to current requirements, could result in material costs or claims with respect to properties we own or have owned. We will continue to be subject to uncertainty associated with new regulatory interpretations and inconsistent interpretations between various regulatory agencies. Under existing or future environmental laws and regulations, we could incur significant liability, including joint and several liability or strict liability under federal, state, and tribal environmental laws for noise emissions and for discharges of crude oil, natural gas, and associated liquids or other pollutants into the air, soil, surface water, or groundwater. We could be required to spend substantial amounts on investigations, litigation, and remediation for these discharges and other compliance issues. Any unpermitted release of petroleum or other pollutants from our operations could result not only in cleanup costs but also natural resources, real or personal property, and other compensatory damages and civil and criminal liability. Existing environmental laws or regulations, as currently interpreted or enforced, or as they may be interpreted, enforced, or altered in the future, may have a material adverse effect on us.

Legislative and regulatory initiatives related to global warming and climate change could have an adverse effect on our operations and the demand for crude oil and natural gas.

Due to concerns about the risks of global warming and climate change, a number of various national and regional legislative and regulatory initiatives to limit greenhouse gas emissions are currently in various stages of discussion or implementation. For example, the US Environmental Protection Agency has been adopting and implementing various rules regulating greenhouse gas emissions under the US Clean Air Act, the US Congress has from time to time considered other legislative initiatives to reduce emissions of greenhouse gases, and almost one-half of the states have already taken legal measures to reduce emissions of greenhouse gases, primarily through the planned development of greenhouse gas emission inventories and/or regional greenhouse gas cap and trade programs. Most of these cap and trade programs work by requiring major sources of emissions, such as electric power plants, or major producers of fuels, such as refineries and gas processing plants, to acquire and surrender emission allowances. The number of allowances available for purchase is reduced each year in an effort to achieve the overall greenhouse gas emission reduction goal.

Legislative and regulatory programs to reduce emissions of greenhouse gases could require us to incur substantially increased capital, operating, maintenance, and compliance costs, such as costs to purchase and operate emissions control systems, costs to acquire emissions allowances, and costs to comply with new regulatory or reporting requirements. Any such legislative or regulatory programs could also increase the cost of consuming, and thereby reduce demand for, the oil and natural gas we produce. Consequently, legislative and regulatory programs to reduce emissions of greenhouse gases could have an adverse effect on our business, financial condition, results of operations, and cash flows.

In addition, there has been public discussion that climate change may be associated with more extreme weather conditions, such as increased frequency and severity of storms, droughts, and floods. Extreme weather conditions can interfere with our development and production activities, increase our costs of operations or reduce the efficiency of our operations, and potentially increase costs for insurance coverage in the aftermath of such conditions. Significant physical effects of climate change could also have an indirect effect on our financing and operations by disrupting the transportation or process related services provided by midstream companies, service companies, or suppliers with whom we have a business relationship. We may not be able to recover through insurance some or any of the damages, losses, or costs that may result from potential physical effects of climate change.

This report contains estimates of our proved and probable reserves and the estimated future net revenues from our proved reserves. These estimates are based upon various assumptions, including assumptions required by the SEC relating to oil and gas prices, drilling and operating expenses, capital expenditures, taxes, and availability of funds. The process of estimating oil and gas reserves is complex. The process involves significant decisions and assumptions in the evaluation of available geological, geophysical, engineering, and economic data for each reservoir. Actual future production, oil and gas prices, revenues, taxes, development expenditures, operating expenses, and quantities of recoverable oil and gas reserves will most likely vary from these estimates. Any significant variation of any nature could materially affect the estimated quantities and present value of our proved reserves, and the actual quantities and present value may be significantly less than we have previously estimated. In addition, we may adjust estimates of proved reserves to reflect production history, results of exploration and development drilling, prevailing oil and natural gas prices, costs to develop and operate properties, and other factors, many of which are beyond our control. Our properties may also be susceptible to hydrocarbon drainage from production by operators on adjacent properties. Probable reserves are less certain to be recovered than proved reserves.

The present value of future net cash flows from our proved reserves is not necessarily the same as the current market value of our estimated oil and natural gas reserves. We base the estimated discounted future net cash flows from our proved reserves on the average, first-day-of-the-month price during the 12-month period preceding the measurement date, in accordance with SEC rules. However, actual future net cash flows from our oil and natural gas properties also will be affected by factors such as:

●	actual prices we receive for oil and natural gas;
●	actual costs of development and production expenditures;
●	the amount and timing of actual production;
●	supply of and demand for oil and natural gas; and
●	changes in governmental regulations or taxation, including severance and excise taxes.

The timing of production from oil and natural gas properties and of related expenses affects the timing of actual future net cash flows from proved reserves, and thus their actual present value. In addition, the 10% discount factor required by the SEC to be used to calculate discounted future net cash flows for reporting purposes may not be the most appropriate discount factor in view of actual interest rates, costs of capital, and other risks to which our business or the oil and natural gas industry in general are subject.

SEC rules could limit our ability to book additional proved undeveloped reserves in the future.

SEC rules require that, subject to limited exceptions, proved undeveloped reserves may only be booked if they relate to wells scheduled to be drilled within five years after the date of booking. This requirement may limit our ability to book additional proved undeveloped reserves as we pursue drilling programs on our undeveloped properties in the future. In addition, we may be required to write down our proved undeveloped reserves if we do not drill the scheduled wells within the required five-year timeframe in the future.

Substantial capital is required for our business.

Our exploration, development, and acquisition activities require substantial capital expenditures. Our cash flows from operations are not sufficient to fund our planned capital expenditures, we may need to raise additional capital through debt, equity, or other financings. Debt or equity financing may not always be available to us in sufficient amounts or on acceptable terms.

If we are not able to replace reserves, we will not be able to sustain production.

Our future success depends largely upon our ability to find, develop, or acquire additional oil and gas reserves that are economically recoverable. Unless we replace the reserves we produce through successful exploration, development, or acquisition activities, our reserves will decline over time. Recovery of any additional reserves will require significant capital expenditures and successful drilling operations. We may not be able to successfully find and produce reserves economically in the future. In addition, we may not be able to acquire proved reserves at acceptable costs.

Future price declines may result in write-downs of our asset carrying values.

We follow the successful efforts method of accounting for our oil and gas operations. Under this method, all property acquisition costs and costs of exploratory and development wells are capitalized when incurred, pending determination of whether proved reserves have been discovered. If proved reserves are not discovered with an exploratory well, the costs of drilling the well are expensed.

The capitalized costs of our oil and natural gas properties, on a depletion pool basis, cannot exceed the estimated undiscounted future net cash flows of that depletion pool. If net capitalized costs exceed undiscounted future net revenues, we generally must write down the costs of each depletion pool to the estimated discounted future net cash flows of that depletion pool. A significant decline in oil or natural gas prices from current levels, or other factors, could cause a future impairment write-down of capitalized costs and a non-cash charge against future earnings. Once incurred, a write-down of oil and natural gas properties cannot be reversed at a later date, even if oil or natural gas prices increase.

Oil and gas drilling and producing operations are hazardous and expose us to environmental liabilities.

Oil and gas operations are subject to many risks, including well blowouts, cratering and explosions, pipe failure, fires, formations with abnormal pressures, uncontrollable flows of oil, natural gas, brine, or well fluids, and other environmental hazards and risks. Our drilling operations involve risks from high pressures and from mechanical difficulties such as stuck pipes, collapsed casings, and separated cables. If any of these risks occur, we could sustain substantial losses as a result of:

●	injury or loss of life;
●	severe damage to, or destruction of, property, natural resources, and equipment;
●	pollution or other environmental damage;

●	clean-up responsibilities;
●	regulatory investigations and penalties; and
●	suspension of operations.

Our liability for environmental hazards may include those created either by the previous owners of properties that we purchase or lease or by acquired companies prior to the date we acquire them. We will maintain insurance against some, but not all, of the risks described above. Our insurance may not be adequate to cover casualty losses or liabilities, and in the future we may not be able to obtain insurance at premium levels that justify its purchase.

Weakness in economic conditions or uncertainty in financial markets may have material adverse impacts on our business.

US, Canadian and global economies and financial systems have recently experienced turmoil and upheaval characterized by extreme volatility and declines in prices of securities, diminished liquidity and credit availability, inability to access capital markets, the bankruptcy, failure, collapse, or sale of financial institutions, increased levels of unemployment, and an unprecedented level of government intervention. Although some economies appear to have stabilized and begun to recover, the extent and timing of recovery, and whether it can be sustained, are uncertain. Continued weakness in the US, Canadian or other large economies could materially adversely affect our business, financial condition, results of operations, and cash flows.

Currency exchange rate fluctuations may negatively affect our operating results.

The exchange rates between the Canadian dollar and the US dollar have changed in recent periods and may fluctuate substantially in the future. We expect that a majority of our revenues will be denominated in Canadian dollars in the future. However, the US dollar has strengthened against the Canadian dollar, which has had, and may continue to have, a negative impact on our revenues generated in the Canadian dollar, as well as our operating income and net income. Any appreciation of the US dollar against the Canadian dollar is likely to have a negative impact on our revenue, operating income, and net income.

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

RISK FACTORS RELATED TO OWNING OUR STOCK

Control by existing shareholder, anti-takeover effects

As of June 30, 2014, Oliver Xing, our President and Chief Executive Officer and director, personally and indirectly through his spouse, beneficially owned approximately 9,250,000 shares or 80.14 % of our outstanding common shares.  As a result, Mr. Xing can exert substantial influence over us and influence most matters requiring shareholder approval, including the election of directors, and thereby exercise significant control over our affairs.  The voting power of Mr. Xing under certain circumstances could have the effect of delaying or preventing a change in our control, the effect of which may be to deprive you of a control premium that might otherwise be realized in connection with our acquisition.

No Established Public Trading Market

Our shares are qualified to begin trading on the Over the Counter Bulletin Board (OTCBB) on March 2011, however, at present our shares has only been very thinly traded, and there is no assurance that a significant trading market will develop, or if developed, that such market will be sustained.

Possible Volatility of Stock Price

Many factors could affect the market price of our common shares.  These factors include but are not limited to:

●	Variations in our operating results;
●	Variations in industry growth rate;
●	Changes in government policies regarding solar energy legislations, administrative policies;
●	Adjustments by governments or its agencies in Feed-in-tariff rate for solar energy in Ontario;
●	General economic conditions in the markets;
●	Change in market sentiments about renewable energy and etc.

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

ITEM 4.                      INFORMATION ON THE COMPANY

A.           History and Development of the Company.

The Company was incorporated under the laws of the Province of Ontario, Canada on September 3, 2009. The Company intends to commence business operations by acquiring proved-developed-producing oil assets in Western Canada. The Company has not generated any revenue for the period of September 3, 2009 to June 30, 2014, and only generated $164,975 revenue for the year ended June 30, 2011, and generated no revenue in the years ended June 30, 2012, June 30, 2013 and June 30, 2014. The Company only generated $11,177 in interest income for the year ended June 30, 2014. Management believes the Company’s operations are subject to all risks inherent in the establishment of a new business enterprise because its revenue is still an immaterial amount and there is no assurance that future revenue will be generated.

B.           Business Overview.

We were incorporated in the Province of Ontario, Canada on September 3, 2009. We intend to explore, develop and operate oil assets in Western Canada. We maintain our statutory registered agent’s office and our business office is located at 255 Duncan Mill Road, Suite 203, Toronto, Ontario M3B 3H9.  Our telephone number is (416) 510-2991.

We have no plans to change our planned business activities or to combine with another business, and we are not aware of any events or circumstances that might cause these plans to change. We are a development stage company and our plan of operation is prospective and there is no assurance that we will begin profitable operations.

We intend to raise additional financing and acquire proved-developed-producing light oil assets in Western Canada by executing our growth strategy to build shareholder value.

Our Strategy

Our strategies to create shareholder value encompass three steps:

i)	Acquire Proved Developed and Producing light oil assets with optimization potentials. We will source, identify, analyze and acquire producing light oil assets with significant optimization opportunities. Once we have acquired a producing asset we will increase production by de-bottleneck the obsticles in production by investing optimization capital.
ii)	Drill and operate low risk production wells (off-set, re-entry and recompletion) to increase oil production with measured risks;
iii)	Acquire light oil land with identified resources to develop a large resources play.

We are committed to a measured-risk optimization capital and growth strategy and focused on determining the most efficient way to create greatest value and highest returns for our shareholders.

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

Sources of Revenue

For the year ended June 30, 2014, our revenue is $nil (June 30, 2013 - $nil). We had no revenue generated due to we concentrated our efforts substantially in evaluating our business strategies and selecting the best approach to build shareholder value. We expect the situation will change in the fiscal year 2015, and we are actively securing financing and evaluating acquisition targets. However, there can be no assurance that we will be successful in our business strategy.

Revenue Recognition

We recognize revenue when oil or gas is sold at a fixed or determinable price, persuasive evidence of an agreement exists, delivery has occurred and title has transferred, and collectability is reasonably assured.

Operating Results

The following is management’s discussion and analysis of our financial condition and results of its operations for the fiscal years ended June 30, 2014 and 2013.  Because we are an emerging company, the comparisons between our financial statements may not be meaningful and may not necessarily be indicative of our future results of operation.

Revenues

For the year ended June 30, 2014, we have generated no revenue other than $11,177 in interest income (June 30, 2013 - $10,042 in interest income). The reason that we did not generate any revenue is due to the facts that we concentrated our efforts in analyzing the situation and selecting a better alternative to build up shareholder value. The Company believes it is prudent to conserve cash and assess the impact in the long run than simply venture out to expend the cash and lose its investment.

Legal fee

Legal fees for the year ended June 30, 2014 were $nil (June 30, 2013 - $nil) due to the Company having completed its filings, and has had no material legal issues upon which to consult lawyer.

General and administrative expenses

General and administrative expenses include compensation expense, business travel, expenses of a general nature in up-keeping the Company. For the year ended June 30, 2014, the general and administrative expenses were $60,259 (June 30, 2012 - $61,887).

Financial Condition, Liquidity and Capital Resources

At June 30, 2014, the Company had total assets of $152,472 (June 30, 2013 - $166,433) consisting of cash and cash equivalents of $6,336 (June 30, 2013 - $17,168), accounts receivable of $5,530 (June 30, 2013 - $950) and tax receivable of $35 (June 30, 2012 - $995), and note receivable of $140,571 (June 30, 2013 - $147,330).

Operations used $67,918 cash for the fiscal year ended June 30, 2014 (June 30, 2013 - $63,703).  Funds used in operations primarily relate to general and administrative expenses.

Investing activities used $nil for the fiscal year ended June 30, 2014 and $177,330 for the year ended June 30, 2013. Funds used in investing activities primarily relate to the increase in notes receivable in 2013.

Financing activities provided $57,086 for the fiscal year ended June 30, 2014 (June 30, 2013 - $30,144), which is due to an increase in loan payable to related party.

B.           Liquidity and capital resources

We have financed our operations from our inception to June 30, 2014 from the issuance of equity securities and, to a lesser extent, from non-interest bearing loans from our founder, President and Chief Executive Officer Oliver Xing.

For the fiscal year ended June 30, 2014 and 2013, we did not sell any securities to raise funds. From September 3, 2009 to June 30, 2010, we sold approximately 1,541,66 shares of our common shares through private placements with investors and raised $314,049.  The offering was conducted pursuant to the exemption provided by Regulation S, under the Securities Act of 1933.

As of June 30, 2014, we had approximately $6,336 of cash and cash equivalents (June 30, 2013 - $17,168).

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

For the next year ending June 30, 2015, the Company anticipates that it will pay for its administrative and operational costs from existing working capital, from current revenue stream, if any, and from private placements through investors.  Due to the development nature of our business, the Company believes it is difficult to estimate its development cash needs, but the Company believes it can raise sufficient working capital to cover its operation requirements, however, no assurances can be given that the Company will be able to raise cash from additional financing efforts.  If the Company is unable to obtain sufficient funds from future financing, or from current revenues, the Company’s operation could be materially negatively affected, its operation could be forced into suspension.

C.           Research and development, patents and licenses

We are not involved in any research and development and have no registered patents or licenses.  In the fiscal year ended June 30, 2014 and 2013, and for the period of September 3, 2009 to June 30, 2014, the Company did not have any research, development or patent expenses.

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

G.           Safe Harbor

We are projecting increased expenses.

We are projecting increased expenses for the fiscal year ending June 30, 2015 as our development stage business grows.  It is expected that these expenses will be caused primarily by:

*	cost to start-up and operate new start-up business
*	marketing costs
*	increased personnel and office costs
*	Oil assets evaluating and acquisition costs
*	legal and accounting costs

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

Compensation

The Company has accrued total compensation of $60,000 to Oliver Xing for the fiscal year ended June 30, 2014 (June 30, 2013 was $60,000) for all services provided to the Company by Oliver Xing at the capacity as President, Chief Executive Officer and Chief Financial Officer, and Corporate Secretary.  There is no stock option or other compensation for Oliver Xing.

Summary Compensation Table

						Non-	Non- qualified
						Equity	Deferred
Name						Incentive	Compensa	All
and				Stock	Option	Plan	tion	Other
Principal		Salary	Bonus	Awards	Awards	Compensation	Earnings	Compensation	Total
Position	Year	(US$)	(US$)	(US$)	(US$)	(US$)	(US$)	(US$)	(US$)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
Oliver Xing	2014	0	0	0	0	0	0	60,000	60,000
President	2013	0	0	0	0	0	0	60,000	60,000
	2012	0	0	0	0	0	0	60,000	60,000

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

C.           Employees.

As of June 30, 2014, we have no full time or part-time employee nor have we entered any negotiation with anyone concerning any employment with the Company. We believe that we are a new start-up development stage company the current practice of using independent contractor(s) only on needed basis can better preserve company’s cash and reduce costs. However, we may hire full-time or part-time employee in the next twelve months if such need arises and we have determined that it is financially possible for the Company to do so.

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

For the year ended June 30, 2014, the Company accrued a total of $24,000 management fee (including compensation for office, telephone and office supplies) and a total of $36,000 for consulting fee which is included in General and administrative fee category to compensate the president for all services rendered to the Company at the capacity as the President, Chief executive Officer, Chief Financial Officer and Secretary of the Company. The total compensation for the year ended June 30, 2014 is the same as for the year ended June 30, 2013 and June 30, 2012.

As of June 30, 2014, the President had loaned the Company $148,689 (June 30, 2013 - $91,768). The loan is non-interest bearing, due upon demand and unsecured.

ITEM 8.                      FINANCIAL INFORMATION

A.           Financial Statements and Other Financial Information.

This annual report on Form 20-F contains the financial information set forth under Item 18.

B.           Significant Changes.

There are no significant changes in the Company’s business practice, strategy and operation in the year ended June 30, 2014 and for the period of inception on September 3, 2009 to June 30, 2014.

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

ITEM 9.                      THE OFFER AND LISTING

Price History of Shares

The Company’s common shares are qualified to be traded in the United States on the OTC Markets. However, as of June 30, 2014, active trading has not commenced, so there is no information or data available to report. Even though our stock is listed on the OTCQB, if traded, the trading price and trading volume can be sporadic. No active established market established within or outside the United States existed for our common stock.

Offering

There was no stock offering for the year ended June 30, 2014.

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

The Company believes that it was not a PFIC for its fiscal year ended December 31, 2014 and does not believe that it will be a PFIC for the fiscal year ending December 31, 2014.   There can be no assurance that the Company’s determination concerning its PFIC status will not be challenged by the IRS, or that it will be able to satisfy record keeping requirements that will be imposed on QEFs in the event that it qualifies as a PFIC.

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

PART II

ITEM 13.                    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not Applicable.

ITEM 14.                    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable.

ITEM 15.                    CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Chief Financial Officer has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) and Rule 15d-15(e) of the Exchange Act) as of the end of the period covered by this report. Based on that evaluation, the Chief Financial Officer has concluded that, as of June 30, 2014, these disclosure controls and procedures were not effective to ensure that all information required to be disclosed by us in the reports that we file or submit under the Exchange Act is: (i) recorded, processed, summarized and reported, within the time periods specified in the Commission’s rule and forms; and (ii) accumulated and communicated to our management, as appropriate to allow timely decisions regarding required disclosure, primarily due to the Company’s minimal financial staff which prevents us from segregating duties, which management believes is a material weakness in our internal controls and procedures. We intend to address such weakness and work with our outside advisors to improve our controls and procedures as and when the circumstances of the Company permit this.

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

Management completed an assessment of the effectiveness of the Company’s internal control over financial reporting (“ICFR”) as of June 30, 2014, using the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) framework as contemplated by Rule 13a-15(c). Based on this assessment, the Company concluded that it did not have effective internal controls over financial reporting as of June 30, 2014.  The Company’s assessment of the effectiveness of the ICFR at June 30, 2013 identified certain material weaknesses as of that date.

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

Changes in Internal Control over Financial Reporting

As disclosed above, in fiscal 2014, the Company completed its assessment of its ICFR in place for the year ended June 30, 2014, using the COSO framework. Although the assessment was completed, there were no changes in the ICFR during the 2014 fiscal year that have materially affected, or are reasonably likely to materially affect, the Company’s ICFR.

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

ITEM 16C.                 PRINCIPAL ACCOUNTANT FEES AND SERVICES

The Company accrued $4,000 audit fees to MaloneBailey, LLP, Certified Public Accountants during the fiscal year ended at June 30, 2014 (2013 – $4,000) due to change in Auditors of the Company in the year. Audit fees consist of audit work performed in the preparation of financial statements and services that are normally provided in connection with statutory and regulatory filings.

There is no tax preparation fee or related services fee paid or payable for the year ended June 30, 2014  (June 30, 2013 – $nil).

There is no other services paid or payable to our Auditors for the year ended June 30, 2014 (June 30, 2013 – $nil).

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

Not Applicable.

ITEM 16E.                 PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not Applicable.

ITEM 16F.                 CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Our Auditors are Malone Bailey, LLP. There is no change in our independent Auditors in fiscal year 2014.

ITEM 16G.                 CORPORATE GOVERNANCE

Not Applicable.

PART III

ITEM 17.                      FINANCIAL STATEMENTS

Financial Statements

The financial statements set forth under Item 18 are included as part of this annual report.

ITEM 18.                      FINANCIAL STATEMENTS

REPORT OF INDEPENDEN REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors

Blackrock Oil Corporation

We have audited the accompanying balance sheets of Blackrock Corporation (the “Company”) as of June 30, 2014 and 2013, and the related statements of operations, stockholders’ deficit, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Blackrock Corporation as of June 30, 2014 and 2013 and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that Blackrock Corporation will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has incurred cumulative losses since inception and has negative working capital, which raises substantial doubt about its ability to continue as a going concern. Management’s plans regarding those matters also are described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ MaloneBailey, LLP

www.malonebailey.com

Houston, Texas

October 16, 2014

BLACKROCK OIL CORPORATION

(f/k/a: ONTARIO SOLAR ENERGY CORPORATION)

Balance Sheets

	June 30	June 30
	2014	2013

Assets

Current assets
Cash and cash equivalents	$6,336	$17,168
Accounts receivable	5,530	950
Tax receivable	35	995
Note receivable	140,571	147,330
Total current assets	152,472	166,443

Total assets	$152,472	$166,443

Liabilities and Stockholders' Equity

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$4,116	$10,670
Loans payable - related party	148,689	91,768
Total current liabilities	152,805	102,438

Stockholders' equity
Common stock, unlimited number of shares authorized without par value, 11,541,666 issued and outstanding	414,049	414,049
Accumulated other comprehensive income	6,759	-
Accumulated deficit during the development period	(407,623)	(350,044)
	13,185	64,005

Total liabilities and stockholders' equity	$165,990	$166,443

See accompanying notes to financial statements

BLACK OIL CORPORATION
(f/k/a: ONTARIO SOLAR ENERGY CORPORATION)
Statements of Operations
For the years ended June 30, 2014 and 2013

	Year ended	Year ended
	June 30	June 30
	2014	2013

Revenue	$—	$—

Operating expenses
Legal fees and professional	3,497	—
Audit and accounting fees	5,000	11,684
Interest income	(11,177)	(10,042)
FX Exchange (gain) loss	—	5,547
General and administrative expenses	60,259	61,887
Total operating expenses	57,579	69,076

Net income (loss) for the periods	$(57,579)	$(69,076)

Effect of foreign currency transaltion	$(6,759)	—

Comprehensive net loss	$(64,338)	$(69,076)

Income (loss) per common stock - basic and diluted	$(0.01)	$(0.01)

Weighted average common share outstanding - Basic and diluted	11,541,666	11,541,666

See accompanying notes to financial statements

BLACKROCK OIL CORPORATION

(f/k/a: ONTARIO SOLAR ENERGY CORPORATION)

Statements of Cash Flows

For the years ended June 30, 2014 and 2013

	Year ended	Year ended
	June 30	June 30
	2014	2013
Cash Flows From Operating Activities
Net (loss) for the period	(57,579)	$(69,076)
Adjustments to reconcile net (loss) to net cash
Changes in operating assets and liabilities
decrease in accounts receivable	(4,580)	(950)
decrease in accounts payable and accrued liabilities	(6,719)	5,454
decrease in tax receivable	960	869
Net cash used in operating activities	(67,918)	(63,703)

Cash Flows From Investing Activities
Issuance of Note Receivable	-	(147,330)
Net cash used in investing activities	-	(147,330)

Cash Flows From Financing Activities
Increase in payable to related party	57,086	30,114
Net cash provided by financing activities	57,086	30,114

Net increase (decrease) in cash and cash equivalents	(10,832)	(180,919)
Cash and cash equivalents, beginning of the period	17,168	198,087
Cash and cash equivalents, end of the period	6,336	$17,168

Foreign currency translation	6,759	-

See accompanying notes to financial statements

BLACKROCK OIL CORPORATION

(f/k/a: ONTARIO SOLAR ENERGY CORPORATION)

Statements of Stockholders' Equity

				Accumulated
	Common Stock		Accumulated	Other Comprehensive	Total Stockholders'
	Shares	Amount	Deficit	Income	Equity
Balance, June 30, 2012	11,541,666	$414,049	$(280,968)	$-	$133,081

Net loss	-	-	(69,076)	-	(69,076)

Balance, June 30, 2013	11,541,666	414,049	(350,044)	-	64,005

Foreign currency translation	-	-	-	6,759	6,759

Net loss	-	-	(57,579)	-	(57,579)

Balance, June 30, 2014	11,541,666	$414,049	$(407,623)	$6,759	$13,185

See accompanying notes to financial statements

BLACKROCK OIL CORPORATION

(f/k/a: Ontario Solar Energy Corporation)

Notes to the Financial Statements

June 30, 2014 and 2013

1.    ORGANIZATION AND BUSINESS OPERATIONS

Blackrock Oil Corporation (“the Company”) was incorporated under the laws of the Province of Ontario, Canada on September 3, 2009. The Company intends to commence business operations by engaging in exploration, development and acquisition of light oil in Western Canada. The Company has not generated any revenue in 2014 and only generated $164,975 in revenue since inception. Consequently its operations are subject to all risks inherent in the establishment of a new business enterprise.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)  Basis of Presentation

The financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States of America (“US GAAP”) and are presented in US dollars. The financial statements reflect all adjustments that, in the opinion of management, are necessary in order to make the financial statements not misleading.

(b)  Going Concern

The financial statements have been prepared on a going concern basis which assumes the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The Company incurred a loss of $57,579 for the year ended June 30, 2014 and incurred net loss for the year ended June 30, 2013 of $69,076. The Company has resulted an accumulated deficit of $407,623 from inception on September 3, 2009 to June 30, 2014, further losses are anticipated in the development of its business raising substantial doubt about the Company's ability to continue as a going concern. The ability to continue as a going concern is dependent upon the Company generating profitable operations in the future and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due. Management intends to finance operating costs over the next twelve months with existing cash on hand and with loans from a director and/or private placements of common stock. However, there is no certainty that financing will be successful or will be on terms favourable to the Company.

(c)  Use of Estimates and Assumptions

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

BLACKROCK OIL CORPORATION

(f/k/a: Ontario Solar Energy Corporation)

Notes to the Financial Statements

June 30, 2014 and 2013

(d)   Revenue Recognition

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

Since the Company’s inception to June 30, 2014, the Company has not established a stock based compensation arrangement. However, the Company may, in the future, decide to establish a stock-based compensation to encourage talented individuals to join in and be retained by the Company.

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

(g)   Fair Value of Financial Instruments

Fair value is defined under ASC Topic 820, “Fair Value Measurement and Disclosures”, as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or the most advantageous market for an asset or liability in an orderly transaction between participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. The standard describes a fair value hierarchy based on the levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value. The levels are as follows:

●	Level 1	-	Quoted prices in active markets for identical assets or liabilities;

●	Level 2	-	Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or corroborated by observable market data or substantially the full term of the assets or liabilities; and

●	Level 3	-	Unobservable inputs that are supported by little or no market activity and that are significant to the value of the assets or liabilities.

BLACKROCK OIL CORPORATION

(f/k/a: Ontario Solar Energy Corporation)

Notes to the Financial Statements

June 30, 2014 and 2013

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

(h)  Foreign Currency Transactions

The Company's functional is the Canadian dollars and reporting currency is the United States dollar. Foreign currency transactions are remeasured into the Company’s reporting currency with amounts resulting from changes in exchange rates being reported in income.

(i)   Comprehensive Income (Loss)

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

(j)   Basic and Diluted Net Loss per Share

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

(k)  Cash and Cash Equivalents

The Company considers all highly liquid instruments with a maturity of three months or less at the time of issuance to be cash equivalents.

BLACKROCK OIL CORPORATION

(f/k/a: Ontario Solar Energy Corporation)

Notes to the Financial Statements

June 30, 2014 and 2013

(l)    Accounts Receivable

Trade and other accounts receivable are carried at face value less any provisions for uncollectible accounts considered necessary. Bad debt expense is recognized based on management’s estimate of likely losses per year, and an estimate of current year uncollectible amounts.

3.     RECENT ACCOUNTING PRONOUNCEMENTS

The company has limited operations and is considered in the development stage. In the year ended June 30, 2014, the Company has elected to early adopt Accounting Standards Update No. 2014-10, Development Stage Entities (Topic 915): Elimination of Certain Financial Reporting Requirements. The adoption of this ASU allows the company to remove the inception to date information and all references to development stage.

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

As of June 30, 2014, the Company had net operating loss carry forwards of approximately $304,000 that may be available to reduce future years' taxable income through 2034. Future tax benefits which may arise as a result of these losses have not been recognized in these financial statements, as their realization is determined not likely to occur and accordingly, the Company has recorded a valuation allowance for the deferred tax asset relating to these tax loss carry-forwards.

5.    RELATED PARTY TRANSACTIONS

During the period from inception to June 30, 2014, the President has taken initiative to organize, source, secure funding for the Company, provide consulting and management services to the Company and provide necessary office space for the Company. The Company has booked related party transactions of consulting fees of $36,000 (June 30, 2013 – $36,000) and management fees of $24,000 (June 30, 2013 - $24,000).

As of June 30, 2014, the President had loaned the Company $148,689 (June 30, 2013 - $91,911). The loan is non-interest bearing, due on demand and unsecured.

6.    NOTE RECEIVABLE

During the current fiscal year, the Company loaned a third party $150,000 in Canadian funds. The note was valued at US $140,571 upon issuance. The note bears 8% interest and is due on demand. As of June 30, 2014, the Company has an interest receivable of $5,530 and is included in accounts receivable in the balance sheet.

BLACKROCK OIL CORPORATION

(f/k/a: Ontario Solar Energy Corporation)

Notes to the Financial Statements

June 30, 2014 and 2013

7.    SUBSEQUENT EVENTS

Subsequent to the year ended June 30, 2014, on August 28, 2014, the Company issued 15,000,000 restricted common stocks from treasury to settle outstanding related party debt in the amount of $150,000. On September 4, 2014, the Company issued 5,200,000 common shares for gross proceeds of $1,050,000, on September 5, 2014, the Company issued 1,000,000 common stocks for gross proceeds of $200,000 and on September 12, 2014 the Company issued 40,000 common shares for gross proceeds of $10,000. No fees or commissions were paid to anyone in raising the equity capital. As of the date of October 31, the Company has total issued, non-assessable and fully paid common stocks of 32,781,666.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf on October 31, 2014.

BLACKROCK OIL CORPORATION
(the “Registrant”)

BY:	OLIVER XING
Oliver Xing
President, Principal Executive Officer, Principal Financial Officer, Principal Accounting Officer, Treasurer and sole member of the Board of Directors

26